
11008312

2011 ANNUAL REPORT





CAL-MAINE FOODS, INC

CAL-MAINE FOODS, INC.

Cal-Maine Foods, Inc. is primarily engaged in the production, grading, packing and sale of fresh shell eggs, including conventional, cage-free, organic and nutritionally-enhanced eggs. The Company, headquartered in Jackson, Mississippi, is the largest producer and distributor of fresh shell eggs in the United States with fiscal 2011 sales of approximately 821 million dozen shell eggs, representing approximately 18 percent of domestic shell egg consumption in the United States.

The common shares of Cal-Maine Foods, Inc. are traded on the Nasdaq Global Market under the symbol CALM.


Cal-Maine Foods
Major Markets

CAL-MAINE FOODS LOCATIONS

Alabama
Robertsdale

Arkansas
Green Forest
Searcy
Siloam Springs

Florida
Brooksville
Bushnell
Callahan
Dade City
Dover
Indiantown
Kathleen
Kenansville
Lacoochee
Lake City
Lake Wales
Mascotte
Miami
Okeechobee
Quincy
Trilby
Wellborn
Zephyrhills

Georgia
Blackshear
Moniac
Shady Dale

Kansas
Chase

Kentucky
Bremen
Guthrie

Louisiana
Hammond
Pine Grove
Ponchatoula

Mississippi
Edwards
Jackson
(Corporate Offices)
Mendenhall

New Mexico
Albuquerque

North Carolina
Louisburg

Ohio
Rossburg
Union City

Oklahoma
Watts

South Carolina
Bethune

Tennessee
Clarksville

Texas
Farwell
Flatonia
Harwood
Klesel
Linn
Waelder

Utah
Delta



TO OUR SHAREHOLDERS:

We are pleased to report a solid financial and operating performance for Cal-Maine Foods in fiscal 2011.

For the year, our net sales were $942.0 million compared with net sales of $910.1 million for fiscal 2010. These results reflect a modest increase in both total dozens of eggs sold and slightly higher average selling prices in fiscal 2011 compared with the prior year. While our sales were higher, our profitability was affected by higher feed costs, which continued to rise significantly during the year. We reported net income of $60.8 million, or $2.55 per basic share, for fiscal 2011 compared with net income of $67.8 million, or $2.85 per basic share, in fiscal 2010.

We are pleased with our overall higher annual sales and volumes compared with fiscal 2010. Retail egg demand has remained strong in this difficult economy, with consumers selecting eggs over other more expensive proteins. Sales of our value-added specialty eggs, which have a higher retail selling price, have continued to grow and accounted for approximately 24 percent of shell egg revenue and 16 percent of total dozens sold for the year.

All of Cal-Maine Foods' operations have continued to run well throughout this past year and we are pleased with our efficient performance. We have recently expanded our senior management team in key strategic areas of marketing and operations. We believe these management changes will enhance our ability to execute our growth strategy with the goal of achieving further operating improvements in fiscal 2012.

Our financial performance in fiscal 2011 has allowed us to continue to reward our shareholders though our variable quarterly dividend. We continue to believe this dividend policy is in the best interest of Cal-Maine Foods and our shareholders.

Looking ahead to fiscal 2012, USDA market forecasts point to a modest increase in egg production. However, we expect feed costs will remain high and volatile in the year ahead.

In closing, we want to acknowledge the important contribution of everyone associated with Cal-Maine Foods – our management team, board of directors and employees – whose dedication and commitment provide us with confidence for continued success in fiscal 2012. We also thank our valued customers and shareholders for their support of Cal-Maine Foods.

Sincerely,

Fred Adams, Jr.
Chairman of the Board

Dolph Baker
President and Chief Executive Officer

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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For The Fiscal Year Ended **MAY 28, 2011**

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 000-04892

CAL-MAINE FOODS, INC.
(Exact name of registrant as specified in its charter)

Delaware	**64-0500378**
(State or other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

3320 Woodrow Wilson Avenue, Jackson, Mississippi 39209
(Address of principal executive offices) (Zip Code)

(601) 948-6813
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12 (b) of the Act:

Title of each Class:	Name of exchange on which registered:
Common Stock, $0.01 par value per share	The NASDAQ Global Market

Securities registered pursuant to Section 12 (g) of the Act: NONE

Indicate by check mark if the registrant is a well-known seasoned issuer as defined in Rule 405 of the Securities Act.
Yes ____ No __X__

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes ____ No __X__

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes __X__ No ____

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ____ No ____

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. (X)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ____	Accelerated filer __X__
Non-accelerated filer ____ (Do not check if a smaller reporting company)	Smaller reporting company ____

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
Yes ____ No __X__

The aggregate market value, as reported by The NASDAQ Global Market, of the registrant's Common Stock, $0.01 par value, held by non-affiliates at November 27, 2010, which was the date of the last business day of the registrant's most recently completed second fiscal quarter, was $446,714,900.

As of August 1, 2011, 21,465,091 shares of the registrant's Common Stock, $0.01 par value, and 2,400,000 shares of the registrant's Class A Common Stock, $0.01 par value, were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The information called for by Part III of the Form 10-K is incorporated herein by reference from the registrant's Definitive Proxy Statement which will be filed pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this report.

TABLE OF CONTENTS

Part I

PART I

FORWARD-LOOKING STATEMENTS

This report contains numerous forward-looking statements relating to our shell egg business, including estimated production data, expected operating schedules, expected capital costs and other operating data, including anticipated results of operations. Such forward-looking statements are identified by the use of words such as "believes," "intends," "expects," "hopes," "may," "should," "plans," "projected," "contemplates," "anticipates" or similar words. Actual production, operating schedules, results of operations and other projections and estimates could differ materially from those projected in the forward-looking statements. The forward-looking statements are based on management's current intent, belief, expectations, estimates and projections regarding our company and our industry. These statements are not guarantees of future performance and involve risks, uncertainties, assumptions and other factors that are difficult to predict and may be beyond our control. The factors that could cause actual results to differ materially from those projected in the forward-looking statements include, among others, (i) the risk factors set forth in Item 1A and elsewhere in this report as well as those included in other reports that we file from time to time with the Securities and Exchange Commission (including our Quarterly Reports on Form 10-Q and Current Reports on Form 8-K), (ii) the risks and hazards inherent in the shell egg business (including disease, pests and weather conditions), (iii) changes in the market prices of shell eggs and feed costs, and (iv) changes that could result from our future acquisition of new flocks or businesses. Readers are cautioned not to place undue reliance on forward-looking statements because, while we believe the assumptions on which the forward-looking statements are based are reasonable, there can be no assurance that these forward-looking statements will prove to be accurate. Further, the forward-looking statements included herein are only made as of the respective dates thereof, or if no date is stated, as of the date hereof. Except as otherwise required by law, we disclaim any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

ITEM 1. BUSINESS

Our Business

Cal-Maine Foods, Inc. ("we," "us," "our," or the "Company") is the largest producer and marketer of shell eggs in the United States. In fiscal 2011, we sold approximately 821.4 million dozen shell eggs, which represented approximately 18% of domestic shell egg consumption. Our total flock of approximately 26.8 million layers and 6.7 million pullets and breeders is the largest in the United States. Layers are mature female chickens, pullets are young female chickens usually under 20 weeks of age, and breeders are male or female chickens used to produce fertile eggs to be hatched for egg production flocks.

We operate in a single segment. Our primary business is the production, grading, packaging, marketing and distribution of shell eggs. We sell most of our shell eggs in 29 states, primarily in the southwestern, southeastern, mid-western and mid-Atlantic regions of the United States. We market our shell eggs through our extensive distribution network to a diverse group of customers, including national and regional grocery store chains, club stores, foodservice distributors and egg product manufacturers. The strength of our position is evidenced by the fact that we have the largest market share in the grocery segment for shell eggs, and we sell shell eggs to a majority of the largest food retailers in the United States.

We are also one of the largest producers and marketers of value-added specialty shell eggs in the United States. Specialty shell eggs include nutritionally enhanced, cage free and organic eggs and are a rapidly growing segment of the market. In fiscal 2011, specialty shell eggs represented approximately 24% of our shell egg dollar sales, as compared to 21% for fiscal 2010. Retail prices for specialty eggs are less cyclical than non-specialty shell egg prices and are generally higher due to consumer willingness to pay for the increased benefits from those products. We market our specialty shell eggs under the following brands: *Egg-Land's Best(TM)*, *Farmhouse(TM)*, and *4-Grain(TM)*. We are a member of the Egg-Land's Best, Inc. cooperative, which markets the leading brand in the specialty shell egg segment. We have exclusive license agreements to market and distribute *Egg-Land's Best(TM)* specialty shell eggs in major metropolitan areas, including New York City, and a number of states in the southeast and southwest. We market cage free eggs under our trademarked *Farmhouse* brand and distribute those shell eggs across the southeast and southwest regions of the United States. We market organic, all natural, cage-free, vegetarian, and omega-3 eggs under our *4-Grain* trademark. We also produce market and distribute private label specialty shell eggs to several customers. Sales of specialty shell eggs accounted for approximately 16% of our total shell egg dozen volumes in fiscal 2011, as compared to approximately 14% in fiscal 2010.

We are also a leader in industry consolidation. Since 1989, we have completed sixteen acquisitions ranging in size from 600,000 layers to 7.5 million layers. Despite a market that has been characterized by increasing consolidation, the shell egg production industry remains highly fragmented. According to Egg Industry Magazine, there currently are 56 producers who each own more than one million layers and the ten largest producers own approximately 49% of total industry layers. We believe industry consolidation will continue and we plan to capitalize on opportunities as they arise.

Industry Background

Based on historical consumption trends, demand for shell eggs increases in line with overall population growth, averaging an increase of about 1% per year. According to U.S. Department of Agriculture ("USDA") reports, since 2000, annual per capita consumption in the United States has varied between 247 and 258 eggs. In calendar year 2010, per capita consumption in the United States was estimated to be 247 eggs, or approximately five eggs per person per week.

Prices for Shell Eggs

Shell egg prices are a critical component of profitability in the industry. We estimate that over 90% of all shell eggs sold in the United States in the retail and foodservice channels are sold at prices related to the Urner Barry wholesale quotation for shell eggs. For fiscal 2011, wholesale large shell egg prices in the southeast region averaged $1.13 per dozen compared to an average of $1.23 per dozen for fiscal years 2008 to 2010. Based on USDA reports, the Company expects that the table egg laying flock will contract in the upcoming months of calendar year 2011 as compared to the same period in calendar 2010. Because of higher feed costs, there is a strong disincentive to expand the table egg laying flock. Although there is an anticipated contraction in the laying flock, shell egg production for the remainder of calendar year 2011 is expected to be slightly above production during the comparable period of calendar year 2010, due to an expected increase in the rate of lay for the table egg laying flock. Shell egg prices through the calendar year third quarter (i.e. July, August, September) of 2011 are expected to be slightly above the prices for the same period (i.e. July, August, September) of calendar year 2010. Due to continued weakness in the US economy, shell egg prices through the calendar year fourth quarter (i.e. October, November, December) of 2011 are expected to be slightly lower than shell egg prices during the same period (i.e. October, November, December) of calendar 2010.

Feed Costs for Shell Egg Production

Feed is a primary cost component in the production of shell eggs and represents over half of industry farm level production costs. Most shell egg producers are vertically integrated, manufacturing the majority of the feed they require themselves. Although feed ingredients, primarily corn and soybean meal, are available from a number of sources, prices for ingredients can fluctuate and can be affected by weather and by various supply and demand factors. Feed prices for fiscal 2011 were higher than the previous year.

Growth Strategy and Acquisitions

For many years, we have pursued a growth strategy focused on the acquisition of existing shell egg production and processing facilities, as well as the construction of new and more efficient facilities. Since the beginning of fiscal 1989, we have completed sixteen acquisitions. In addition, we have built seven new "in-line" shell egg production and processing facilities and one pullet growing facility which added eight million layers and 1.5 million growing pullets to our capacity. Each of the new shell egg production facilities generally provides for the processing of approximately 400 cases of shell eggs or 12,000 dozen eggs per hour. These increases in capacity have been accompanied by the retirement of older and less efficient facilities and a reduction in eggs produced by contract producers. The "in-line" facilities result in the gathering, grading and packaging of shell eggs by less labor-intensive, more efficient, mechanical means.

As a result of our strategy, our total flock, including pullets, layers and breeders, has increased from approximately 28.8 million at June 03, 2006 to approximately 33.5 million as of May 28, 2011. Also, the number of dozens of shell eggs sold has increased from approximately 683.1 million in the fiscal year ended June 03, 2006 to 821.4 million for the fiscal year ending May 28, 2011. Net sales amounted to $942.0 million in fiscal 2011 compared to net sales of $477.6 million in fiscal 2006.

We plan to continue to pursue opportunities for the acquisition of other companies engaged in the production and sale of shell eggs. We will continue to evaluate and selectively pursue acquisitions that will expand our shell egg production capabilities in existing markets and broaden our geographic reach. We have extensive experience identifying, valuing, executing, and integrating acquisitions and we intend to leverage that experience in the evaluation and execution of future acquisitions. We will seek to acquire regional shell egg businesses that have significant market share and long-standing customer relationships. We believe that enhancing our national presence will help us further strengthen our relationships with existing customers, who have operations across the United States.

Through exclusive license agreements with Egg-Land's Best, Inc. in several key territories and our trademarked *Farmhouse and 4-Grain* brands, we are one of the leading producers and marketers of value-added specialty shell eggs. We also produce, market, and distribute private label specialty shell eggs to several customers. Since selling prices of specialty shell eggs are not as volatile as generic shell egg prices, we believe that growing our specialty eggs business will enhance the stability of our margins. We expect that the price of specialty eggs will remain at a premium to regular shell eggs. We intend to pursue acquisitions that may expand our sales of specialty shell eggs. As part of our Tampa Farms acquisition in fiscal 2009, we acquired the *4-Grain* brand of specialty eggs. We market organic, all natural, cage-free, vegetarian, and omega-3 eggs under our *4-Grain* trademark.

Federal anti-trust laws require regulatory approval of acquisitions that exceed certain threshold levels of significance. Also, we are subject to federal and state laws generally prohibiting anti-competitive conduct. Because the shell egg production and distribution industry is so fragmented, we believe that our sales of shell eggs during the last fiscal year represented approximately 18% of domestic shell egg sales, and we believe that we are the largest producer and distributor of shell eggs in the United States based on independently prepared industry statistics. We believe that either regulatory approval of any future acquisitions will not be required, or, if required, that we are likely to obtain such approvals.

The construction of new, more efficient production and processing facilities is an integral part of our growth strategy. Any such construction will require compliance with applicable environmental laws and regulations, including the receipt of permits that could cause schedule delays, although we have not experienced any significant delays in the past.

Shell Eggs

Production. Our operations are fully integrated. At our facilities, we hatch chicks, grow pullets, manufacture feed and produce and distribute shell eggs. Company-owned facilities accounted for approximately 92% of our total fiscal 2011 egg production, with the balance attributable to contract producers used by us. Under arrangements with our contract producers, we own the entire flock, furnish all feed and supplies, own the shell eggs produced and assume all market risks. The contract producers own and operate their facilities and are paid a fee based on production with incentives for performance.

The commercial production of shell eggs requires a source of baby chicks for laying flock replacement. We produce approximately 95% of our chicks in our own hatcheries and obtain the balance from commercial sources. We own breeder facilities producing 15.5 million pullet chicks per year in a computer-controlled environment. These pullets are distributed to 37 state-of-the-art laying operations around the southwestern, southeastern, mid-western and mid-Atlantic regions of the United States. The facilities produce an average of 1.7 million dozen shell eggs per day and process the shell eggs through grading and packaging without handling by human hands. We have spent a cumulative total of $116.4 million over the past five years upgrading our facilities with the most advanced equipment and technology available in our industry. We believe our focus on automation throughout the supply chain enables us to be a low cost supplier in all the markets in which we compete.

Feed cost represents the largest element of our farm egg production cost, ranging from 58% to 64% of total farm production cost in the last five years. Although feed ingredients are available from a number of sources, we have little, if any, control over the prices of the ingredients we purchase, which are affected by weather and by various supply and demand factors. Increases in feed costs which are not accompanied by increases in the selling price of eggs can have a material adverse effect on our operations. However, higher feed costs may encourage shell egg producers to reduce production, possibly resulting in higher egg prices. Alternatively, low feed costs can encourage industry overproduction, possibly resulting in lower egg prices.

After the eggs are produced, they are graded and packaged. Substantially all of our farms have modern "in-line" facilities that mechanically gather, grade and package the eggs produced. The increased use of in-line facilities has generated significant cost savings as compared to the cost of eggs produced from non-in-line facilities. In addition to greater efficiency, the in-line facilities produce a higher percentage of grade A eggs, which sell at higher prices. Eggs produced on farms owned by contractors are brought to our processing plants where they are graded and packaged. Since shell eggs are perishable, we maintain very low shell egg inventories, usually consisting of approximately four days of production.

Our egg production activities are subject to risks inherent in the agriculture industry, such as weather conditions and disease factors. These risks are not within our control and could have a material adverse effect on our operations. Also, the marketability of our shell eggs is subject to risks such as possible changes in food consumption opinions and practices reflecting perceived health concerns.

We operate in a cyclical industry with total demand that is generally steady and a product that is price-inelastic. Thus, small increases in production or decreases in demand can have a large adverse effect on prices and vice-versa. However, economic conditions in the egg industry are expected to exhibit less cyclicality in the future. The industry is concentrating into fewer but stronger hands, which should help lessen the extreme cyclicality of the past.

Marketing. Of the 821 million dozen shell eggs sold by us in the fiscal year ended May 28, 2011, our flocks produced 634 million.

We sell our shell eggs to a diverse group of customers, including national and local grocery store chains, club stores, foodservice distributors, and egg product manufacturers. We utilize electronic ordering and invoicing systems that enable us to manage inventory for certain of our customers. Our top ten customers accounted for an aggregate of 65.4% of net sales dollars in fiscal 2011 and 71.0% of net sales dollars for fiscal 2010. One customer, Publix Super Markets, Inc., accounted for 10.0% of net sales dollars during fiscal 2011 and 10.1% of net sales dollars for fiscal 2010, and two affiliated customers, Wal-Mart Stores and Sam's Club, on a combined basis, accounted for 32.6% of net sales dollars during fiscal 2011 and 36.4% of net sales dollars for fiscal 2010.

The majority of eggs sold are merchandised on a daily or short-term basis. Most sales to established accounts are on open account with terms ranging from seven to 30 days. Although we have established long-term relationships with many of our customers, they are free to acquire shell eggs from other sources.

The shell eggs we sell are delivered by us to our customers' warehouses and facilities either with our own fleet of owned or contracted refrigerated delivery trucks or are picked up by our customers at our processing facilities.

We sell our shell eggs at prices generally related to independently quoted wholesale market prices. Wholesale prices are subject to wide fluctuations. The prices of our shell eggs reflect fluctuations in the quoted market, and the results of our shell egg operations are materially affected by changes in market quotations. Egg prices reflect a number of economic conditions, such as the supply of eggs and the level of demand, which, in turn, are influenced by a number of factors that we cannot control. No representation can be made as to the future level of prices.

According to USDA reports, for the past five years, annual per capita consumption in the United States has varied between 247 and 258 eggs. Per capita consumption is determined by taking the total supply of eggs for the shell egg industry divided by the entire population in the United States (i.e. all eggs supplied domestically by the shell egg industry are consumed). While we believe that fast food restaurant consumption, high protein diet trends, reduced egg cholesterol levels, and industry advertising campaigns may result in the sustainability of current per capita egg consumption levels, no assurance can be given that per capita consumption will not decline in the future.

We sell the majority of our shell eggs in approximately 29 states across the southwestern, southeastern, mid-western and mid-Atlantic regions of the United States. We are a major factor in egg marketing in a majority of these states. Many states in our market area are egg deficit regions. Egg deficit regions are areas where production of fresh shell eggs is less than total consumption. Competition from other producers in specific market areas is generally based on price, service, and quality of product. Strong competition exists in each of our markets.

Seasonality. Shell eggs are perishable. Consequently, we maintain very low shell egg inventories, usually consisting of approximately four days of production. Retail sales of shell eggs are greatest during the fall and winter months and lowest during the summer months. Prices for shell eggs fluctuate in response to seasonal demand factors and a natural increase in egg production during the spring and early summer. We generally experience lower sales and net income in our fourth and first fiscal quarters ending in May and August, respectively. During the past ten years, six of our first quarters have resulted in net operating losses, and during this same period, three of our fourth quarters have resulted in net operating losses.

Specialty Eggs. We also produce specialty eggs such as *Egg-Land's Best™, 4-Grain,* and *Farmhouse* eggs. These specialty eggs are intended to meet the demands of consumers who are sensitive to environmental and animal welfare issues. The statistical data concerning specialty egg sales reflects the upward trend of specialty eggs. For fiscal 2011, specialty eggs accounted for 24.0% of shell egg dollar sales and 16.1% of shell egg dozens sold, as compared to 21.4% of shell egg dollar sales and 14.4% of shell egg dozens sold in fiscal 2010. *Egg-Land's Best™* eggs are patented eggs that are believed by its developers, based on scientific studies, to cause no increase in serum cholesterol when eaten as part of a low fat diet. We produce and process *Egg-Land's Best™* eggs under license from Egg-Land's Best, Inc. ("EB") at our existing facilities under EB guidelines. The product is marketed to our established base of customers at prices that reflect a premium over non-specialty shell eggs.

Egg-Land's Best™ eggs accounted for approximately 15.6% of our shell egg dollar sales in fiscal 2011, as compared to 13.9% in fiscal 2010. Based on dozens sold, *Egg-Land's Best™* eggs accounted for 10.4% of dozens sold for fiscal 2011, as compared to 9.2% in fiscal 2010. *Farmhouse* brand eggs are produced at our facilities by hens that are not caged, and are provided with a diet of natural grains. Our *4-Grain* brand consists of both caged and cage free eggs. Our hens are fed a diet of four all natural grains, no animal by-products, and all vegetarian feed. As in our other flocks, these hens are provided with drinking water that is free of hormones or other chemical additives. In fiscal 2009, we acquired the *4-Grain* brand of specialty eggs, which includes organic, all natural, cage-free, vegetarian, and omega-3 eggs. *Farmhouse, 4-Grain* and other non-EB specialty eggs accounted for 8.4% of our shell egg dollar sales in fiscal 2011, as compared to 7.5% in fiscal 2010. *Farmhouse, 4-Grain,* and other non-EB specialty eggs accounted for 5.7% of dozens sold for fiscal 2011, as compared to 5.3% for fiscal 2010.

Egg Products. Egg products are shell eggs that are broken and sold in liquid, frozen, or dried form. In fiscal 2011 egg products represented 3% of our net sales, as compared to 3% in fiscal 2010. We sell our egg products primarily into the institutional and food service sectors in the U.S. Our egg products are sold through American Egg Products, LLC located in Blackshear, Georgia and Texas Egg Products, LLC located in Waelder, Texas. Prices for egg products are directly related to Urner Barry quoted price levels.

Competition. The production, processing, and distribution of shell eggs is an intensely competitive business, which traditionally has attracted large numbers of producers. Shell egg competition is generally based on price, service, and quality of production.

The shell egg industry remains highly fragmented but is characterized by a growing concentration of producers. In 2010, 56 producers with one million or more layers owned 89% of the 286 million total U.S. layers, compared to 56 producers with one million or more layers owning 64% of the 232 million total U.S. layers in 1990, and 61 producers with one million or more layers owning 56% of the 248.0 million total U.S. layers in 1985. We believe that a continuation of that concentration trend may result in the reduced cyclicality of shell egg prices, but no assurance can be given in that regard. A continuation of this trend could also create greater competition among fewer producers.

Patents and Trade Names. We own the trade names *Farmhouse, Rio Grande, Sunups, Sunny Meadows* and *4-Grain*. We do not own any patents or proprietary technologies. We produce and market *Egg-Land's Best™ eggs* under license agreements with EB. We believe that these trade names and license agreements are important to our business. We do not know of any infringing uses that would materially affect the use of these trade names, and we actively defend and enforce them.

Government Regulation. Our facilities and operations are subject to regulation by various federal, state and local agencies, including, but not limited to, the United States Food and Drug Administration ("FDA"), the USDA, Environmental Protection Agency, Occupational Safety and Health Administration and corresponding state agencies. The applicable regulations relate to grading, quality control, labeling, sanitary control and waste disposal. Our shell egg facilities are subject to periodic USDA and FDA inspections. Our feed production facilities are subject to FDA regulation and inspections. In addition, we maintain our own inspection program to assure compliance with our own standards and customer specifications. We are not aware of any major capital expenditures necessary to comply with such statutes and regulations; however, there can be no assurance that we will not be required to incur significant costs for compliance with such statutes and regulations in the future.

Environmental Regulation. Our operations and facilities are subject to various federal, state and local environmental laws and regulations governing, among other things, the generation, storage, handling, use, transportation, disposal and remediation of hazardous materials. Under these laws and regulations, we are also required to obtain permits from governmental authorities, including, but not limited to, wastewater discharge permits. We have made and will continue to make capital and other expenditures relating to compliance with existing environmental, health and safety laws and regulations and permits. We are not currently aware of any major capital expenditures necessary to comply with such laws and regulations; however, because environmental, health and safety laws and regulations are becoming increasingly more stringent, including those relating to animal wastes and wastewater discharges, there can be no assurance that we will not be required to incur significant costs for compliance with such laws and regulations in the future. In addition, under certain circumstances, we may incur costs associated with our contract producers' failure to comply with laws and regulations, including environmental laws and regulations.

Employees. As of May 28, 2011, we had approximately 2,100 employees, 1,800 of whom worked in egg production, processing and marketing, 110 of whom were engaged in feed mill operations and 190 of whom were administrative employees, including our executive officers. Approximately 3% of our personnel are part-time. None of our employees are covered by a collective bargaining agreement. We consider our relations with employees to be good.

Our Corporate Information

We were incorporated in Delaware in 1969. Our principal executive office is located at 3320 Woodrow Wilson Drive, Jackson, Mississippi 39209. The telephone number of our principal executive office is (601) 948-6813. We maintain a website at www.calmainefoods.com where general information about our business is available. The information contained in our website is not a part of this document. Our Annual Reports on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K, Forms 3 and 4 ownership reports, and all amendments to those reports are available, free of charge, through our website as soon as reasonably practicable after they are filed with the SEC. Information concerning corporate governance matters is also available on the website.

Our Common Stock is listed on The NASDAQ Global Market ("NASDAQ") under the symbol "CALM". On May 28, 2011, the last sale price of our Common Stock on NASDAQ was $28.93 per share. Our fiscal year 2011 ended May 28, 2011, and the first three fiscal quarters of fiscal 2011 ended August 28, 2010, November 27, 2010, and February 26, 2011. All references herein to a fiscal year means our fiscal year and all references to a year mean a calendar year.

We have adopted a Code of Conduct and Ethics for Directors, Officers and Employees, including the chief executive and principal financial and accounting officers of the Company. We will provide a copy of the code free of charge to any person that requests a copy by writing to:

Cal-Maine Foods, Inc.
P.O. Box 2960
Jackson, Mississippi 39207
Attn.: Investor Relations

Requests can be made by phone at (601) 948-6813

A copy is also available at our website www.calmainefoods.com. We intend to disclose any amendments to, or waivers from, the Code of Conduct and Ethics for Directors, Officers and Employees on our website promptly following the date of any such amendment or waiver. Information contained on our website is not a part of this report.

ITEM 1A. RISK FACTORS

Our business and results of operations are subject to numerous risks and uncertainties, many of which are beyond our control. The following is a description of some of the most significant factors that may materially affect our business, financial condition or results of operations. They should be considered carefully, in addition to the information set forth elsewhere in this Annual Report on Form 10-K, including under Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations," in making any investment decisions with respect to our securities.

Market prices of wholesale shell eggs are volatile and changes in these prices and costs can adversely impact our results of operations.

Our operating results are significantly affected by wholesale shell egg market prices, which fluctuate widely and are outside of our control. As a result, our prior performance should not be presumed to be an accurate indication of future performance. Small increases in production or small decreases in demand can have a large adverse effect on shell egg prices. Shell egg prices trended upward from calendar 2002 until late 2003 and early 2004 when they rose to historical highs. In the early fall of calendar 2004, the demand trend related to the increased popularity of high protein diets faded dramatically and prices fell. During the time of increased demand, the egg industry had geared up to produce more eggs, resulting in an oversupply of eggs. Since calendar 2006, supplies appear to be more closely balanced with demand and egg prices again reached record levels during 2007 and 2008. Egg prices have since retreated from those record price levels due to small increases in industry supply. There can be no assurance that shell egg prices will remain at or near current levels or that the supply of and demand for shell eggs will remain level in the future. In general, a 1% increase or decrease in industry supply will translate into a 7% corresponding change in shell egg prices.

Retail sales of shell eggs are greatest during the fall and winter months and lowest during the summer months. Prices for shell eggs fluctuate in response to seasonal factors and a natural increase in shell egg production during the spring and early summer. Shell egg prices tend to increase with the start of the school year and are highest prior to holiday periods, particularly Thanksgiving, Christmas and Easter. Consequently, we generally experience lower sales and net income in our first and fourth fiscal quarters ending in August and May, respectively. As a result of these seasonal and quarterly fluctuations, comparisons of our sales and operating results between different quarters within a single fiscal year are not necessarily meaningful comparisons.

Changes in consumer demand for shell eggs can negatively impact our business.

We believe that fast food restaurant consumption, reports from the medical community regarding the health benefits of shell eggs, reduced shell egg cholesterol levels, high protein diet trends and industry advertising campaigns have all contributed to shell egg demand. However, there can be no assurance that the demand for shell eggs will not decline in the future. Adverse publicity relating to health concerns and changes in the perception of the nutritional value of shell eggs, as well as movement away from high protein diets, could adversely affect demand for shell eggs, which would have a material adverse effect on our future results of operations and financial condition.

Feed costs are volatile and changes in these costs can adversely impact our results of operations.

Feed cost represents the largest element of our shell egg production (farm) cost, ranging from 58% to 64% of total farm production cost in the last five years. Although feed ingredients are available from a number of sources, we have little, if any, control over the prices of the ingredients we purchase, which are affected by weather and by various supply and demand factors. Increases in feed costs not accompanied by increases in the selling price of eggs can have a material adverse effect on the results of our operations. Alternatively, low feed costs can encourage industry overproduction, possibly resulting in lower egg prices.

Due to the cyclical nature of our business, our financial results from year to year may fluctuate.

The shell egg industry has traditionally been subject to periods of high profitability followed by periods of significant loss. In the past, during periods of high profitability, shell egg producers have tended to increase the number of layers in production with a resulting increase in the supply of shell eggs, which generally has caused a drop in shell egg prices until supply and demand return to balance. As a result, our financial results from year to year may vary significantly.

We purchase approximately 23% of the shell eggs we sell from outside producers and our ability to obtain such eggs at prices and in quantities acceptable to us could fluctuate.

We produce approximately 77% of the total number of shell eggs sold by us and purchase the remaining amount from outside producers. As the wholesale price for shell eggs increases, our cost to acquire shell eggs from outside producers also increases. There can be no assurance that we will be able to continue to acquire shell eggs from outside producers in quantities and prices that are satisfactory and our inability to do so may have a material adverse affect on our business and profitability.

Our acquisition growth strategy subjects us to various risks.

We plan to continue to pursue a growth strategy, which includes acquisitions of other companies engaged in the production and sale of shell eggs. Acquisitions can require capital resources and divert management's attention from our existing business. Acquisitions also entail an inherent risk that we could become subject to contingent or other liabilities, including liabilities arising from events or conduct prior to our acquisition of a business that were not known to us at the time of acquisition. We may also incur significantly greater expenditures in integrating an acquired business than we had anticipated at the time of its purchase. We cannot assure you that we:

- will identify suitable acquisition candidates;
- can consummate acquisitions on acceptable terms; or
- can successfully integrate any acquired business into our operations or successfully manage the operations of any acquired business.

No assurance can be given that companies acquired by us in the future will contribute positively to our results of operations or financial condition. In addition, federal anti-trust laws require regulatory approval of acquisitions that exceed certain threshold levels of significance.

The consideration we pay in connection with any acquisition also affects our financial results. If we pay cash, we could be required to use a portion of our available cash to consummate the acquisition. To the extent we issue shares of our Common Stock, existing stockholders may be diluted. In addition, acquisitions may result in the incurrence of debt.

Our largest customers have historically accounted for a significant portion of our net sales volume. Accordingly, our business may be adversely affected by the loss of, or reduced purchases by, one or more of our large customers.

For the fiscal years 2011, 2010, and 2009, two affiliated customers, Wal-Mart Stores and Sam's Clubs, on a combined basis, accounted for 32.6%, 36.4%, and 32.9% of our net sales dollars, respectively. For fiscal years 2011 and 2010, Publix Super Markets, Inc., accounted for 10.0% and 10.1% of net sales dollars, respectively. For fiscal years 2011, 2010, and 2009, our top ten customers accounted for 65.4%, 71.0%, and 65.5% of net sales dollars during those periods. We have established long-term relationships with most of our customers, who continue to purchase from us based on our ability to service their needs. If, for any reason, one or more of our larger customers were to purchase significantly less of our shell eggs in the future or were to terminate their purchases from us, and we are not able to sell our shell eggs to new customers at comparable levels, it would have a material adverse effect on our business, financial condition and results of operations.

Failure to comply with applicable governmental regulations, including environmental regulations, could harm our operating results, financial condition and reputation. Further, we may incur significant costs to comply with any such regulations.

We are subject to federal and state regulations relating to grading, quality control, labeling, sanitary control and waste disposal. As a fully-integrated shell egg producer, our shell egg facilities are subject to USDA and FDA regulation, as well as regulation by various state and local health and agricultural agencies. Our shell egg processing facilities are subject to periodic USDA inspections. All of our shell egg and feed mill facilities are subject to FDA regulation and inspections.

Our operations and facilities are also subject to various federal, state and local environmental, health and safety laws and regulations governing, among other things, the generation, storage, handling, use, transportation, disposal and remediation of hazardous materials. Under these laws and regulations, we are also required to obtain permits from governmental authorities, including, but not limited to wastewater discharge permits.

If we fail to comply with any applicable law or regulation, or fail to obtain any necessary permits, we could be subject to significant fines and penalties or other sanctions, our reputation could be harmed and our operating results and financial condition could be materially adversely affected. In addition, because these laws and regulations are becoming increasingly more stringent, there can be no assurance that we will not be required to incur significant costs for compliance with such laws and regulations in the future.

Shell eggs and shell egg products are susceptible to microbial contamination, and we may be required to or voluntarily recall contaminated products.

Shell eggs and shell egg products are vulnerable to contamination by pathogens, which are naturally occurring disease-producing organisms such as Salmonella. Shipment of contaminated products, even if inadvertent, may result in a violation of law and may lead to increased risk of exposure to product liability claims, product recalls and increased scrutiny by federal and state regulatory agencies. In addition, products purchased from other producers may contain contaminants that may be inadvertently redistributed by us. As such, we may decide or be required to recall a product if we or regulators believe it poses a potential health risk. For example, in fiscal 2011, there were two separate occasions where we voluntarily recalled shell eggs that we had purchased from other producers. None of the recalled eggs were produced at Cal-Maine facilities. We do not maintain insurance to cover recall losses. Recall costs in fiscal 2011 were not material, but there is no guarantee that future costs will not be. Any product recall could also result in a loss of consumer confidence in our products, which could adversely affect our reputation with existing and potential customers and have a material adverse effect on our business, results of operations and financial condition.

Our business is highly competitive.

The production and sale of fresh shell eggs, which have accounted for virtually all of our net sales in recent years, is intensely competitive. We compete with a large number of competitors that may prove to be more successful than we are in marketing and selling shell eggs. We cannot provide assurance that we will be able to compete successfully with any or all of these companies. In addition, increased competition could result in price reductions, greater cyclicality, reduced margins and loss of market share, which would negatively affect our business, results of operations and financial condition.

Pressure from animal rights groups regarding the treatment of animals may subject us to additional costs to conform our practices to comply with developing standards or subject us to marketing costs to defend challenges to our current practices and protect our image with our customers.

We and many of our customers are facing pressure from animal rights groups, such as People for the Ethical Treatment of Animals, or PETA, and the Humane Society of the United States, to require that any companies that supply food products operate their business in a manner that treats animals in conformity with certain standards developed by these animal rights groups. As a result, we are reviewing and changing our operating procedures with respect to our flock of hens to meet some or all of these treatment standards. The treatment standards require, among other things, that we provide increased cage space for our hens and modify beak trimming and forced molting practices (the act of putting chickens into a regeneration cycle). These groups have made legislative efforts to ban any form of caged housing in various states. Changing our procedures and infrastructure to conform to these guidelines has resulted and will continue to result in additional costs to our internal production of shell eggs, including cost increases from housing and feeding the increased flock population resulting from the modification of molting practices, and the cost for us to purchase shell eggs from our outside suppliers. While some of these increased costs have been passed on to our customers, we cannot provide assurance that we can continue to pass on these costs, or any additional costs we will face, in the future.

On July 7, 2011, the Humane Society of the United States ("HSUS") and the United Egg Producers ("UEP") reached an agreement to work together toward the enactment of comprehensive new federal legislation for all 280 million hens involved in U.S. egg production. The two groups will jointly ask Congress for federal legislation, which would require egg producers to increase the space per bird in a tiered phase in, with the amount of space birds are given increasing, in intervals, over the next 15 to 18 years. Currently, the majority of birds are each provided 67 square inches of space, with roughly 50 million receiving 48 square inches. The proposed phase-in would culminate with hens nationwide being provided a minimum of 124 - 144 square inches of space, along with certain other improvements noted in the July 7, 2011 agreement. If this federal legislation is passed we could incur significant costs to conform our operations to meet the requirements of this proposed legislation. We do not have a current estimate of what these costs will be if this legislation is passed.

We are dependent on our management team, and the loss of any key member of this team may adversely affect the implementation of our business plan in a timely manner.

Our success depends largely upon the continued services of our senior management team, including Fred R. Adams, Jr., our Chairman. The loss or interruption of Mr. Adams' services or those of one or more of our other executive officers could adversely affect our ability to manage our operations effectively and/or pursue our growth strategy. We have not entered into any employment or non-compete agreements with any of our executive officers nor do we carry any significant key-man life insurance on any such persons.

Agricultural risks could harm our business.

Our shell egg production activities are subject to a variety of agricultural risks. Unusual or extreme weather conditions, disease and pests can materially and adversely affect the quality and quantity of shell eggs we produce and distribute. If a substantial portion of our production facilities are affected by any of these factors in any given quarter or year, our business, financial condition and results of operations could be materially and adversely affected.

We are controlled by a principal stockholder.

Fred R. Adams, Jr., our Chairman of the Board, and his spouse own 30.4% of the outstanding shares of our Common Stock, which has one vote per share. In addition, Mr. Adams owns 74.9% and his son-in-law, Adolphus B. Baker, our President, Chief Executive Officer and Director, owns 25.1% of the outstanding shares of our Class A Common Stock, which has ten votes per share. Mr. Baker and his spouse also own 1.9% of the outstanding shares of our Common Stock. As a result, currently Mr. Adams and his spouse possess 53.8%, and Messrs. Adams and Baker and their spouses collectively possess 67.9%, of the total voting power represented by the outstanding shares of our Common Stock and Class A Common Stock. These stockholdings include shares of our Common Stock accumulated under our employee stock ownership plan for the respective accounts of Messrs. Adams and Baker.

The Adams family intends to retain ownership of a sufficient amount of Common Stock and Class A Common Stock to assure its continued ownership of over 50% of the combined voting power of our outstanding shares of capital stock. Such ownership will make an unsolicited acquisition of us more difficult and discourage certain types of transactions involving a change of control of our company, including transactions in which the holders of Common Stock might otherwise receive a premium for their shares over then current market prices. In addition, certain provisions of our Certificate of Incorporation require that our Class A Common Stock be issued only to Fred R. Adams, Jr. and members of his immediate family, and that if shares of our Class A Common Stock, by operation of law or otherwise, are deemed not to be owned by Mr. Adams or a member of his immediate family, the voting power of any such shares shall be automatically reduced to one vote per share. The Adams family's controlling ownership of our capital stock may adversely affect the market price of our Common Stock.

Based on Mr. Adams' beneficial ownership of our outstanding capital stock, we are a "controlled company," as defined in Rule 5615(c)(1) of the listing standards of the NASDAQ Global Market on which our shares of Common Stock are quoted. Accordingly, we are exempt from certain requirements of NASDAQ's corporate governance listing standards, including the requirement to maintain a majority of independent directors on our board of directors and the requirements regarding the determination of compensation of executive officers and the nomination of directors by independent directors.

Current and any future litigation could expose us to significant liabilities and adversely affect our business reputation.

We and certain of our subsidiaries are involved in various legal proceedings. Litigation is inherently unpredictable, and although we believe we have meaningful defenses in these matters, we may incur judgments or enter into settlements of claims that could have a material adverse effect on our results of operations, cash flow and financial condition. For example, we are currently the subject of several antitrust lawsuits, as further described in Item 3 below, the outcome of which we are unable to predict. Such lawsuits are expensive to defend, divert management's attention, and may result in significant judgments. Legal proceedings may also expose us to negative publicity, which could adversely affect our business reputation and customer preference for our products and brands.

Impairment in the carrying value of goodwill or other assets could negatively affect our results of operations or net worth.

Goodwill represents the excess of the cost of business acquisitions over the fair value of the identifiable net assets acquired. Goodwill is reviewed for impairment annually or more frequently should certain impairment indicators arise. As of May 28, 2011, we had $22.1 million of goodwill. While we believe that the current carrying value of this goodwill is not impaired, any future goodwill impairment charges could materially adversely affect our results of operations in any particular period or our net worth.

The loss of any registered trademark or other intellectual property could enable other companies to compete more effectively with us.

We utilize intellectual property in our business. For example, we own the trade names *Farmhouse*, *Rio Grande*, *Sunups*, *Sunny Meadows*_and *4-Grain*. We also produce and market *Egg-Land's Best*™ under license agreements with EB. We have invested a significant amount of money in establishing and promoting our trademarked brands. The loss or expiration of any of our intellectual property could enable other companies to compete more effectively with us by allowing our competitors to make and sell products that are substantially similar to those we offer. This could negatively impact our ability to produce and sell the associated products, thereby adversely affecting our operations.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

We operate farms, processing plants, hatcheries, feed mills, warehouses, offices and other properties located in Alabama, Arkansas, Florida, Georgia, Kansas, Kentucky, Louisiana, Mississippi, New Mexico, North Carolina, Ohio, Oklahoma, South Carolina, Tennessee, Texas and Utah. The facilities currently include three breeding facilities, two hatcheries, five wholesale distribution centers, 20 feed mills, 38 shell egg production facilities, 26 pullet growing facilities, and 36 processing and packing facilities. We also own interests in two egg products facilities, which are consolidated in our financial statements. Most of our operations are conducted from properties we own.

Presently, we own approximately 19,700 acres of land in various locations throughout our geographic market area. We have the ability to hatch 21.2 million pullet chicks annually, grow 18 million pullets annually, house 31 million laying hens and control the production of an aggregate total of 30 million layers, with the remainder controlled by contract growers. We also own mills that can produce 700 tons of feed per hour, and processing facilities capable of processing 12,200 cases of shell eggs per hour (with each case containing 30 dozen shell eggs).

Over the past five fiscal years, our capital expenditures, excluding acquisitions of shell egg production and processing facilities from others, have totaled an aggregate amount of approximately $116.4 million.

ITEM 3. LEGAL PROCEEDINGS

Chicken Litter Litigation

Cal-Maine Farms, Inc. is presently a defendant in two personal injury cases in the Circuit Court of Washington County, Arkansas. Those cases are styled, McWhorter vs. Alpharma, Inc., *et al.*, and Carroll, *et al.* vs. Alpharma, Inc., *et al.* Cal-Maine Farms, Inc. was named as a defendant in the McWhorter case on February 3, 2004. It was named as a defendant in the Carroll case on May 2, 2005. Co-defendants in both cases include other integrated poultry companies such as Tyson Foods, Inc., Cargill, Incorporated, George's Farms, Inc., Peterson Farms, Inc., Simmons Foods, Inc., and Simmons Poultry Farms, Inc. The manufacturers of an additive for broiler feed are also included as defendants. Those defendants are Alpharma, Inc. and Alpharma Animal Health, Co.

Both cases allege that the plaintiffs have suffered medical problems resulting from living near land upon which "litter" from the defendants' flocks was spread as fertilizer. The McWhorter case focuses on mold and fungi allegedly created by the application of litter, and seeks unspecified damages. The Carroll case also alleges injury from mold and fungi, but focuses primarily on the broiler feed ingredient as the cause of the alleged medical injuries, and seeks unspecified damages. No trial date for either the Carroll or McWhorter case has been set.

Several other separate, but related, cases were prosecuted in the same venue by the same attorneys. The same theories of liability were prosecuted in all of the cases. No Cal-Maine company was named as a defendant in any of those other cases. The plaintiffs selected one of those cases, Green, *et al.* vs. Alpharma, Inc., *et al.*, as a bellwether case to go to trial first. All of the poultry defendants were granted summary judgment in the Green case in 2006. In 2008, however, the Arkansas Supreme Court reversed the summary judgment in favor of the poultry defendants and remanded the case for trial. The case was retried with a complete defendants' verdict, and that verdict was upheld by the Arkansas Supreme Court. The plaintiffs' intentions with regard to the other lawsuits, including McWhorter and Carroll are not presently known. We are not able at present to give an opinion regarding the ultimate resolution of McWhorter and Carroll, but the outlook appears favorable.

State of Oklahoma Watershed Pollution Litigation

On June 18, 2005, the State of Oklahoma filed suit, in the United States District Court for the Northern District of Oklahoma, against a number of companies, including Cal-Maine Foods, Inc. and Cal-Maine Farms, Inc. We and Cal-Maine Farms filed our joint answer and motion to dismiss the suit on October 3, 2005. The State of Oklahoma claims that through the disposal of chicken litter the defendants have polluted the Illinois River Watershed. This watershed provides water to eastern Oklahoma. The Complaint seeks injunctive relief and monetary damages, but the claim for monetary damages has been dismissed on motion by the Court. The parties participated in a series of mediation meetings without success. Cal-Maine Foods, Inc. no longer operates in the watershed. Accordingly, we do not anticipate that Cal-Maine Foods, Inc. will be materially affected by the request for injunctive relief unless the Court orders substantial affirmative remediation. Cal-Maine Foods, Inc. owns 100% of Benton County Foods, LLC, which is an ongoing commercial shell egg operation within the Illinois River Watershed. Benton County Foods, LLC is not a defendant in the litigation.

The trial in the case has been conducted. The trial began in September 2009, and concluded in February 2010. The case was tried to the Court without a jury. We are awaiting a ruling from the Court. We are not able at present to give an opinion regarding the ultimate resolution of the action.

Mississippi Wage and Hour Litigation

On August 9, 2010, a former Mississippi employee of Cal-Maine Farms, Inc. filed a wage and hour claim alleging that he was wrongfully denied overtime pay for work in excess of forty hours per week seeking recovery of overtime wages not paid, liquidated damages equal to overtime wages not paid, and attorney's fees. In its present posture, the case is a single-employee action. The plaintiff has, however, requested that he be considered a representative employee and that the case be expanded to cover all similarly situated employees and former employees.

The controlling statutory and regulatory framework of the Fair Labor Standards Act make it plain that the former employee was an agricultural worker, and that, accordingly, he was not entitled to overtime pay. The case was filed in state court and immediately removed to the U.S. District Court for the Southern District of Mississippi.. A Motion to Dismiss has been filed on behalf of Cal-Maine Farms, Inc. The Court has stayed all proceedings in this case pending resolution of that motion. We are not able at present to give an opinion regarding the ultimate resolution of the action.

Egg Antitrust Litigation

Since September 25, 2008, the Company has been named as one of several defendants in twenty-four antitrust cases involving the United States shell egg industry. In sixteen of these cases, the named plaintiffs sued on behalf of themselves and a putative class of others who claim to be similarly situated. In fourteen of those putative class actions, the named plaintiffs allege that they are retailers or distributors that purchased shell eggs and egg products directly from one or more of the defendants. In the other two putative class actions, the named plaintiffs are individuals or companies who allege that they purchased shell eggs and egg products indirectly from one or more of the defendants - that is, they purchased from retailers that had previously purchased from defendants or other parties. In the remaining eight cases, the plaintiffs sued for their own alleged damages and are not seeking to certify a class.

The Judicial Panel on Multidistrict Litigation consolidated all of the putative class actions (as well as certain other cases in which the Company was not a named defendant) for pretrial proceedings in the United States District Court for the Eastern District of Pennsylvania. The Pennsylvania court has organized the putative class actions around two groups (direct purchasers and indirect purchasers) and has named interim lead counsel for the named plaintiffs in each group.

Six of the eight non-class suits were filed in the same court that is presiding over the putative class actions. One of these cases was voluntarily dismissed without prejudice by the plaintiff. Another of these cases was filed in the United States District Court for the Western District of Pennsylvania, but the defendants have transferred it to the Eastern District, and it has been consolidated for pretrial proceedings with the other cases. The remaining non-class suit was filed in the District Court of Wyandotte County, Kansas. The defendants removed this case to the United States District Court for the District of Kansas and then requested that it be transferred to the Eastern District of Pennsylvania and consolidated with the Multidistrict Litigation proceedings in that court. The Judicial Panel on Multidistrict Litigation granted that transfer request, and the case has now been consolidated in the Eastern District of Pennsylvania. The plaintiffs in this action have filed a motion to remand the case back to the District Court of Wyandotte County, Kansas, but that motion has not been decided.

The Direct Purchaser Putative Class Action. The named plaintiffs in the direct purchaser case filed a consolidated complaint on January 30, 2009. On April 30, 2009, the Company filed motions to dismiss the direct purchasers' consolidated complaint. The direct purchaser plaintiffs did not respond to those motions. Instead, the direct purchaser plaintiffs announced a potential settlement with one defendant. The final hearing on approval of that settlement has been held, but the court has not yet ruled. If it is approved, the settlement would not require the settling party to pay any money. Instead, the settling defendant, while denying all liability, would provide cooperation in the form of documents and witness interviews to the plaintiffs' attorneys. After announcing this potential settlement with one defendant, the direct purchaser plaintiffs filed an amended complaint on December 11, 2009. On February 5, 2010, the Company joined with other defendants in moving to dismiss the direct purchaser plaintiffs' claims for damages outside the four-year statute of limitations period and claims arising from a supposed conspiracy in the egg products sector. The court heard oral argument on these motions but has not yet ruled. On February 26, 2010, the Company filed its answer and affirmative defenses to the direct purchaser plaintiffs' amended complaint. On June 4, 2010, the direct purchaser plaintiffs announced a potential settlement with a second defendant. The final hearing on approval of this settlement has also been held, but the court has not ruled. If this settlement is approved, then the defendant would pay a total of $25 million and would provide other consideration in the form of documents, witness interviews, and declarations. This settling defendant denied all liability in its potential agreement with the direct purchaser plaintiffs and stated publicly that it settled merely to avoid the cost and uncertainty of continued litigation.

The Indirect Purchaser Putative Class Action. The named plaintiffs in the indirect purchaser case filed a consolidated complaint on February 27, 2009. On April 30, 2009, the Company filed motions to dismiss the indirect purchasers' consolidated complaint. The indirect purchaser plaintiffs did not respond to those motions. Instead, the indirect purchaser plaintiffs filed an amended complaint on April 8, 2010. On May 7, 2010, the Company joined with other defendants in moving to dismiss the indirect purchaser plaintiffs' claims for damages outside the four-year statute of limitations period, claims arising from a supposed conspiracy in the egg products sector, claims arising under certain state antitrust and consumer frauds statutes, and common-law claims for unjust enrichment. The court heard oral argument on these motions but has not yet ruled. On June 4, 2010, the Company filed its answer and affirmative defenses to the indirect purchaser plaintiffs' amended complaint.

The Non-Class Cases. The cases in which plaintiffs do not seek to certify a class were filed between November 16, 2010 and January 25, 2011. The Company has not yet answered or moved to dismiss any of these cases.

Allegations in Each Case. In all of the cases described above, the plaintiffs allege that the Company and certain other large domestic egg producers conspired to reduce the domestic supply of eggs in a concerted effort to raise the price of eggs to artificially high levels. In each case, plaintiffs allege that all defendants agreed to reduce the domestic supply of eggs by (a) manipulating egg exports and (b) implementing industry-wide animal welfare guidelines that reduced the number of hens and eggs.

Both groups of named plaintiffs in the putative class actions seek treble damages and injunctive relief on behalf of themselves and all other putative class members in the United States. Both groups of named plaintiffs in the putative class actions allege a class period starting on January 1, 2000 and running "through the present." The direct purchaser putative class action case alleges two separate sub-classes – one for direct purchasers of shell eggs and one for direct purchasers of egg products. The direct purchaser putative class action case seeks relief under the Sherman Act. The indirect purchaser putative class action case seeks relief under the Sherman Act and the statutes and common-law of various states, the District of Columbia, and Puerto Rico.

In six of the non-class cases, the plaintiffs seek damages and injunctive relief under the Sherman Act. In one of the non-class cases, the plaintiff seeks damages and injunctive relief under the Sherman Act and the Ohio antitrust act (known as the Valentine Act). In the remaining non-class case, the plaintiffs seek damages and injunctive relief under the Kansas Restraint of Trade Act.

The Pennsylvania court has entered a series of orders in the putative class actions related to case management and scheduling. There is no definite schedule in either putative class action case for discovery, class certification proceedings, or filing motions for summary judgment. No trial date has been set in either putative class action case. The non-class cases were filed so recently that the court has not set any schedule for them.

The Company intends to continue to defend these cases as vigorously as possible based on defenses which the Company believes are meritorious and provable.

Florida civil investigative demand

On November 4, 2008, the Company received an antitrust civil investigative demand from the Attorney General of the State of Florida. The demand seeks production of documents and responses to interrogatories relating to the production and sale of eggs and egg products. The Company is cooperating with this investigation and expects to provide responsive information. No allegations of wrongdoing have been made against the Company in this matter.

ITEM 4. (REMOVED AND RESERVED)

PART II.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our Common Stock is traded on the NASDAQ Global Market under the symbol "CALM". The last reported sale price for our Common Stock on July 28, 2011 was $34.60 per share. The following table sets forth the high and low daily sale prices and dividends per share for four quarters of fiscal 2010 and fiscal 2011.

Fiscal Year Ended	Fiscal Quarter	Sales Price High	Sales Price Low	Dividends
May 29, 2010	First Quarter	$ 31.68	$ 22.76	$ 0.000
	Second Quarter	29.42	24.90	0.172
	Third Quarter	36.35	27.07	0.483
	Fourth Quarter	38.88	30.60	0.294
May 28, 2011	First Quarter	$ 34.95	$ 28.68	$ 0.067
	Second Quarter	32.15	26.23	0.212
	Third Quarter	34.16	27.71	0.470
	Fourth Quarter	30.43	27.20	0.102

There is no public trading market for the Class A Common Stock, all the outstanding shares of which are owned by Fred R. Adams, Jr., Chairman of the Board of Directors (74.9%), and his son-in-law Adolphus Baker, President, Chief Executive Officer and Director of the Company (25.1%).

Stockholders

At July 18, 2011, there were approximately 282 record holders of our Common Stock and approximately 12,700 beneficial owners whose shares were held by nominees or broker dealers.

Dividends

Cal-Maine pays a dividend to shareholders of its Common Stock and Class A Common Stock on a quarterly basis for each quarter for which the Company reports net income computed in accordance with generally accepted accounting principles in an amount equal to one-third (1/3) of such quarterly income. Dividends are paid to shareholders of record as of the 60th day following the last day of such quarter, except for the fourth fiscal quarter, For the fourth quarter, the Company will pay dividends to shareholders of record on the 70th day after the quarter end. Dividends are payable on the 15th day following the record date. Following a quarter for which the Company does not report net income, the Company will not pay a dividend for a subsequent profitable quarter until the Company is profitable on a cumulative basis computed from the date of the last quarter for which a dividend was paid.

Recent Sales of Unregistered Securities

No sales of securities without registration under the Securities Act of 1933 occurred during our fiscal year ended May 28, 2011.

ITEM 6. SELECTED FINANCIAL DATA

	Fiscal Years Ended				
	May 28, 2011	May 29, 2010	May 30, 2009 **	May 31, 2008	June 2, 2007 **
	52 wks	52 wks	52 wks	52 wks	52 wks
Statement of Operations Data:					
Net sales	$ 941,981	$ 910,143	$ 928,812	$ 915,939	$ 598,128
Cost of sales	757,050	715,499	724,085	617,383	479,504
Gross profit	184,931	194,644	204,727	298,556	118,624
Selling, general and administrative	101,448	92,040	83,253	74,919	60,394
Operating income	83,483	102,604	121,474	223,637	58,230
Other income (expense):					
Interest expense (excluding: non cash interest expense, early extinguishment of debt - includes: interest income)	(6,022)	(6,640)	(4,565)	(3,152)	(4,993)
Interest expense - non cash	—	(88)	(477)	(942)	(882)
Loss on early extinguishment of debt	(2,648)	—	—	—	—
Equity in income of affiliates	4,701	3,507	2,612	6,324	1,699
Gain on sale of stock in *Eggland's Best*^{TM}	4,829	—	—	—	—
Other, net	7,328	4,110	2,290	5,699	1,921
	8,188	889	(140)	7,929	(2,255)
Income (loss) before income tax and noncontrolling interest	91,671	103,493	121,334	231,566	55,975
Income tax expense (benefit)	33,403	37,961	41,510	79,530	19,605
Net income including noncontrolling interest	58,268	65,532	79,824	152,036	36,370
Less: Net income (loss) attributable to noncontrolling interest	(2,571)	(2,291)	324	175	(286)
Net income (loss) attributable to Cal-Maine Foods, Inc.	$ 60,839	$ 67,823	$ 79,500	$ 151,861	$ 36,656
Net income (loss) per common share:					
Basic	$ 2.55	$ 2.85	$ 3.34	$ 6.41	$ 1.56
Diluted	$ 2.54	$ 2.84	$ 3.34	$ 6.40	$ 1.55
Cash dividends per common share *	$ 0.85	$ 0.95	$ 1.11	$ 1.34	$ 0.05
Weighted average shares outstanding:					
Basic	23,855	23,812	23,769	23,677	23,526
Diluted	23,942	23,877	23,811	23,733	23,599
Balance Sheet Data:					
Working capital	$ 247,559	$ 220,186	$ 137,999	$ 121,550	$ 80,552
Total assets	640,843	631,284	582,845	501,236	364,568
Total debt (including current maturities)	88,161	134,673	129,789	97,150	112,852
Total stockholders' equity	418,877	376,956	333,009	277,367	157,633
Operating Data:					
Total number of layers at period ended (thousands)	26,819	26,326	27,022	21,853	23,181
Total shell eggs sold (millions of dozens)	821.4	805.4	777.9	678.5	685.5

* Effective October 2, 2008, our Class A Common Stock is paid a dividend rate equal to the rate on our Common Stock. Prior to that date, Class A shares were paid at 95% of the Common Stock dividend rate.

** Results for fiscal 2007 include the results of operations of Green Forest Foods, LLC which was consolidated with our operations as of January 24, 2007, and Benton County Foods, LLC, which was consolidated with our operations as of April 20, 2007. Results for fiscal 2009 include the results of operations of Zephyr Egg, LLC, which was consolidated with our operations as of June 27, 2008, and Tampa Farms, LLC, which was consolidated with our operations as of December 11, 2008. See Note 2 to the Consolidated Financial Statements included in this Annual Report for a description of these acquisitions in fiscal 2007 and 2009.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Risk Factors; Forward-Looking Statements

For information relating to important risks and uncertainties that could materially adversely affect our business, securities, financial condition or operating results, reference is made to the disclosure set forth under Item 1A above under the caption "Risk Factors." In addition, because the following discussion includes numerous forward-looking statements relating to us, our results of operations, financial condition and business, reference is made to the information set forth in the section of Part I immediately preceding Item 1 above under the caption "Forward-Looking Statements."

Overview

Cal-Maine Foods, Inc. ("we," "us," "our," or the "Company") is primarily engaged in the production, grading, packaging, marketing and distribution of fresh shell eggs. Our fiscal year end is the Saturday nearest to May 31 which was May 28, 2011 (52 weeks), May 29, 2010 (52 weeks), and May 30, 2009 (52 weeks) for the most recent three fiscal years.

Our operations are fully integrated. At our facilities we hatch chicks, grow and maintain flocks of pullets (young female chickens, usually under 20 weeks of age), layers (mature female chickens) and breeders (male or female birds used to produce fertile eggs to be hatched for egg production flocks), manufacture feed, and produce, process and distribute shell eggs and egg products. We are the largest producer and marketer of shell eggs in the United States. We market the majority of our shell eggs in 29 states, primarily in the southwestern, southeastern, mid-western, and mid-Atlantic regions of the United States. We market our shell eggs through our extensive distribution network to a diverse group of customers, including national and regional grocery store chains, club stores, foodservice distributors, and egg product manufacturers.

Our operating results are directly tied to egg prices, which are highly volatile and subject to wide fluctuations, and are outside of our control. The shell egg industry has traditionally been subject to periods of high profitability followed by periods of significant loss. In the past, during periods of high profitability, shell egg producers have tended to increase the number of layers in production with a resulting increase in the supply of shell eggs, which generally has caused a drop in shell egg prices until supply and demand return to balance. As a result, our financial results from year to year may vary significantly. Shorter term, retail sales of shell eggs historically have been greatest during the fall and winter months and lowest during the summer months. Our need for working capital generally is highest in the last and first fiscal quarters ending in May and August, respectively, when egg prices are normally at seasonal lows. Prices for shell eggs fluctuate in response to seasonal factors and a natural increase in shell egg production during the spring and early summer. Shell egg prices tend to increase with the start of the school year and are highest prior to holiday periods, particularly Thanksgiving, Christmas, and Easter. Consequently, we generally experience lower sales and net income in our first and fourth fiscal quarters ending in August and May, respectively. Because of these seasonal and quarterly fluctuations, comparisons of our sales and operating results between different quarters within a single fiscal year are not necessarily meaningful comparisons.

For fiscal 2011, we used contract producers for approximately 8% of our total egg production. Contract producers operate under agreements with us for the use of their facilities in the production of shell eggs by layers owned by us. We own the shell eggs produced under these arrangements. For fiscal 2011, approximately 23% of the total number of shell eggs sold by us was purchased from outside producers for resale.

Our cost of production is materially affected by feed costs. For fiscal 2011, feed costs averaged about 64% of our total farm egg production cost. Changes in market prices for corn and soybean meal, the primary ingredients of the feed we use, result in changes in our cost of goods sold. The cost of our feed ingredients, which are commodities, are subject to factors over which we have little or no control such as volatile price changes caused by weather, size of harvest, transportation and storage costs, demand and the agricultural and energy policies of the United States and foreign governments. The corn and soybean crops were large for the 2010 crop year; however, national inventories of both commodities are expected to be at very low levels as the crop year comes to a close. Feed ingredient prices have continued to increase sharply since July 2010. Market prices for corn have risen, in part, due to increases in export demand and increases in demand from ethanol producers. Market prices for soybean meal remain high because of competition for planted acres for other grain production. The prospective outlook is for feed costs to remain high and increasingly volatile in the year ahead.

The purchase of Tampa Farms, LLC described in Note 2 in the notes to the consolidated financial statements is referred to below as the "Acquisition." To increase comparability in the results of operations comparison between fiscal 2010 and fiscal 2009, the exclusion of the Acquisition refers to the exclusion of the fiscal 2010 first and second quarter results of operations for Tampa Farms, LLC, because Tampa Farms, LLC was not acquired until the third quarter of fiscal 2009. We also acquired Zephyr Egg, LLC during the first quarter of fiscal 2009, which is described in Note 2 in the notes to the consolidated financial statements. However, since Zephyr Egg, LLC's results of operations are included in all four quarters of fiscal 2009 and fiscal 2010, there was no adjustment necessary in the results of operations comparisons for these periods for that acquisition.

RESULTS OF OPERATIONS

The following table sets forth, for the years indicated, certain items from our consolidated statements of income expressed as a percentage of net sales.

	Percentage of Net Sales Fiscal Years Ended		
	May 28, 2011	May 29, 2010	May 30, 2009
Net sales	100.0%	100.0%	100.0%
Cost of sales	80.4	78.6	78.0
Gross profit	19.6	21.4	22.0
Selling, general & administrative expenses	10.8	10.1	8.9
Operating income	8.8	11.3	13.1
Other income (expense)	0.9	0.1	(0.0)
Income before taxes	9.7	11.4	13.1
Income tax expense	3.5	4.2	4.5
Net income including noncontrolling interests	6.2	7.2	8.6
Less: Net income (loss) attributable to noncontrolling interests	(0.3)	(0.3)	0.1
Net income attributable to Cal-Maine Foods, Inc	6.5%	7.5%	8.5%

Executive Overview of Results – May 28, 2011, May 29, 2010, and May 30, 2009

Our operating results are significantly affected by wholesale shell egg market prices and feed costs, which can fluctuate widely and are outside of our control. Primarily, our shell eggs are sold at prices related to the Urner Barry Spot Egg Market Quotations for the southeastern region of the country. The following table shows our net income (loss), net average shell egg selling price, feed cost per dozen produced, and the average Urner Barry wholesale large shell egg prices in the southeast region, for each of our three most recent fiscal years.

Fiscal Year ended	May 28, 2011	May 29, 2010	May 30, 2009
Net income attributable to Cal-Maine Foods, Inc. - (in thousands)	$ 60,839	$ 67,823	$ 79,500
Net average shell egg selling price	$ 1.10	$ 1.08	$ 1.14
Feed cost per dozen produced	$ .394	$ .349	$ .391
Average Urner Barry Spot Egg Market Quotations[1]	$ 1.13	$ 1.12	$ 1.21

1- Average daily price for the large market (i.e. generic shell egg) in the southeastern region

The shell egg industry has traditionally been subject to periods of high profitability followed by periods of significant loss. The periods of high profitability reflect increased consumer demand relative to supply while the periods of significant loss reflect excess supply for the then prevailing consumer demand. Historically, demand for shell eggs increases in line with overall population growth. As reflected above, our operating results correspond with changes in the spot egg market quote. The net average shell egg selling price is the blended price for all sizes and grades of shell eggs, including non-graded shell egg sales, breaking stock and undergrades. In fiscal 2003 and 2004, shell egg demand increased at higher than normal trend rates due to the increased popularity of high protein diets. This demand imbalance caused shell egg prices to increase. In late fiscal 2004, the popularity of these high protein diets began to diminish, but our egg production had been increased to meet the earlier higher demand levels. Lower egg prices followed, and we experienced net losses in fiscal 2005 and 2006. Beginning in the latter part of fiscal 2006, egg supplies appeared to become more aligned with demand. Since that time, the supply-demand balance has tightened. Tighter supplies resulted in increased prices in fiscal 2007, and prices reached record levels in fiscal 2008. These increased prices resulted in significantly improved profitability. In fiscal 2009, egg prices declined as compared to fiscal 2008, due to slight increases in supply. In fiscal 2010, egg prices continued to decline as compared to fiscal 2009, due to continued increases in industry supply. Egg sales at the retail level were good, and while there was modest improvement in food service and restaurant sales, overall there is continued weakness in food service and restaurant sales. For fiscal 2010, our feed costs decreased, as compared to feed costs in fiscal 2009. For fiscal 2011, our net average selling price increased slightly, but due to higher feed costs our net income decreased.

Fiscal Year Ended May 28, 2011 Compared to Fiscal Year Ended May 29, 2010

Net Sales. In fiscal 2011, approximately 96% of our net sales consisted of shell egg sales and approximately 3% was for sales of egg products, with the 1% balance consisting of sales of incidental feed and feed ingredients. Net sales for the fiscal year ended May 28, 2011 were $942.0 million, an increase of $31.8 million, or 3.5%, from net sales of $910.1 million for fiscal 2010. In fiscal 2011 total dozens of eggs sold increased and egg selling prices increased as compared to fiscal 2010. In fiscal 2011 total dozens of shell eggs sold were 821.4 million, an increase of 16.0 million dozen, or 2.0%, compared to 805.4 million sold in fiscal 2010. Our average selling price of shell eggs increased from $1.079 per dozen for fiscal 2010 to $1.098 per dozen for fiscal 2011, an increase of $0.019 per dozen, or 1.8%. Our net average shell egg selling price is the blended price for all sizes and grades of shell eggs, including non-graded shell egg sales, breaking stock and undergrades. Our operating results are significantly affected by wholesale shell egg market prices, which are outside of our control. Small changes in production or demand levels can have a large effect on shell egg prices.

The table below represents an analysis of our non-specialty and specialty shell egg sales. Following the table is a discussion of the information presented in the table.

	Fiscal Years Ended (52 weeks)		Quarter Ended (13 weeks)	
	May 28, 2011	May 29, 2010	May 28, 2011	May 29, 2010
	(Amounts in thousands)		(Amounts in thousands)	
Total net sales	$ 941,981	$ 910,143	$ 242,381	$ 222,088
Non-specialty shell egg sales	684,470	682,601	174,846	163,941
Specialty shell egg sales	217,766	186,507	56,923	48,110
Other	3,501	2,605	950	601
Net shell egg sales	$ 905,737	$ 871,713	$ 232,719	$ 212,652
Net shell egg sales as a percent of total net sales	96%	96%	96%	96%
Non- specialty shell egg dozens sold	689,045	689,316	172,145	165,216
Specialty shell egg dozens sold	132,375	116,083	34,018	29,964
Total dozens sold	821,420	805,399	206,163	195,180

Our non-specialty shell eggs include all shell egg sales not specifically identified as specialty shell egg sales. The non-specialty shell egg market is characterized by an inelasticity of demand, and small increases in production or decreases in demand can have a large adverse effect on prices and vice-versa. In fiscal 2011, non-specialty shell eggs represented approximately 75.6% of our shell egg dollar sales, as compared to 78.3% for fiscal 2010. Sales of non-specialty shell eggs accounted for approximately 83.9% of our total shell egg dozen volumes in fiscal 2011, as compared to 85.6% in fiscal 2010.

For the thirteen-week period ended May 28, 2011, non-specialty shell eggs represented approximately 75.1% of our shell egg dollar sales, as compared to 77.1% for the thirteen-week period ended May 29, 2010. For the thirteen-week period ended May 28, 2011, non-specialty shell eggs accounted for approximately 83.5% of the total shell egg dozen volume, as compared to 84.6% for the thirteen-week period ended May 29, 2010.

We continue to increase our sales volume of specialty eggs, which include nutritionally enhanced, cage free and organic eggs. Specialty egg retail prices are less cyclical than non-specialty shell egg prices and are generally higher due to consumer willingness to pay for the increased benefits from these products. For fiscal 2011, specialty eggs accounted for 24.0% of shell egg dollar sales, as compared to 21.4% in fiscal 2010, and 16.1% of shell egg dozens sold in fiscal 2011, as compared to 14.4% in fiscal 2010. They are a growing part of the shell egg market. Due to healthier eating trends, the volume of specialty eggs continues to increase. From fiscal 2010 to fiscal 2011, the volume of specialty eggs sold increased by 14.0%.

For the thirteen-week period ended May 28, 2011, specialty shell eggs represented approximately 24.5% of our shell egg dollar sales, as compared to 22.6% for the thirteen-week period ended May 29, 2010. For the thirteen-week period ended May 28, 2011, specialty shell eggs accounted for approximately 16.5% of the total shell egg dozen volume, as compared to 15.4% for the thirteen-week period ended May 29, 2010.

The shell egg sales classified as "Other" represent sales of hard cooked eggs, hatching eggs, and baby chicks, which are included with our shell egg operations.

Egg products are shell eggs that are broken and sold in liquid, frozen, or dried form. For fiscal 2011 our egg product sales were $26.9 million, a decrease of $500,000 or 1.8%, as compared to $27.4 million for fiscal 2010. Our volume of egg products sold for fiscal 2011 was 53.8 million pounds, a decrease of 5.7 million pounds or 9.6%, as compared to 59.5 million pounds for fiscal 2010. This decrease is due to reduced production at our American Egg Products facility from reduced levels of shell eggs provided to American Egg Products from the Company's shell egg operations. Egg products are primarily sold into the institutional and food service sectors, which continue to have weak demand. In fiscal 2011, the price per pound of egg products sold was $0.500 as compared to $0.461 for fiscal 2010, which is an increase of 8.6%. Prices received for our egg products increased in the most recent fiscal year due to a favorable change in the mix of products sold. Our egg products are sold through American Egg Products, LLC ("AEP") and Texas Egg Products, LLC ("TEP"). For fiscal 2011, egg product sales for AEP were $13.6 million, as compared to $15.5 million for fiscal 2010, a decrease of $1.9 million, or 12.3%. For AEP the volume of egg products sold for fiscal 2011 was 28.2 million pounds, a decrease of 7.0 million pounds, or 19.9%, as compared to 35.2 million pounds for fiscal 2010. The egg product sales for TEP in fiscal 2011 were $13.4 million, as compared to $11.9 million for fiscal 2010, an increase of $1.5 million or 12.5%. For TEP the volume of egg products sold for fiscal 2011 was 25.6 million pounds, an increase of 1.3 million pounds, or 5.4%, as compared to 24.3 million pounds for fiscal 2010. As described in Note 1 in the notes to the consolidated financial statements, TEP is a variable interest entity of which the Company is the primary beneficiary.

Cost of Sales

Cost of sales consists of costs directly related to production, processing and packing shell eggs, purchases of shell eggs from outside producers, processing and packing of liquid and frozen egg products and other non-egg costs. Farm production costs are those costs incurred at the egg production facility, including feed, facility, hen amortization, and other related farm production costs.

The following table presents the key variables affecting our cost of sales.

	Fiscal Years Ended (52 weeks)		Quarter Ended (13 weeks)	
(Amounts in thousands)	May 28, 2011**	May 29, 2010	May 28, 2011***	May 29, 2010
Cost of Sales:				
Farm production	$ 381,386	$ 362,338	$ 103,449	$ 86,464
Processing and packaging	114,868	110,885	28,866	27,004
Outside egg purchases	207,089	192,818	54,416	44,923
Other costs	28,575	23,424	7,842	2,838
Total shell eggs	$ 731,918	$ 689,465	$ 194,573	$ 161,229
Egg products	22,375	24,177	6,332	5,880
Other	2,757	1,857	76	303
Total	$ 757,050	$ 715,499	$ 200,981	$ 167,412
Farm production cost (cost per dozen produced)				
Feed	$ 0.394	$ 0.349	$ 0.447	$ 0.327
Other	0.221	0.217	0.226	0.223
Total	$ 0.615	$ 0.566	$ 0.673	$ 0.550
Outside egg purchases (average cost per dozen)	$ 1.105	$ 1.167	$ 1.121	$ 1.183
Dozen Produced	634,009	640,174	157,621	157,207
Dozen Purchased*	187,411	165,225	48,542	37,973
Dozen Sold	821,420	805,399	206,163	195,180

* *Net of processing loss and inventory adjustments*

** *Cost of sales for fiscal 2011 was reduced by $6.1 million for proceeds received under our business interruption coverage related to the Farwell, Texas fire in (See Note 7 in the notes to consolidated financial statements)*

*** *Cost of sales for the thirteen-week period ending May 28, 2011 was reduced by $2.1 million for proceeds received under our business interruption coverage related to the finalization of the Farwell, Texas fire insurance claim in the fourth quarter of fiscal 2011.*

Cost of sales for the fiscal year ended May 28, 2011 was $757.1 million, an increase of $41.6 million, or 5.8%, as compared to cost of sales of $715.5 million for fiscal 2010. On a comparable basis, dozens produced decreased, dozens purchased from outside shell egg producers increased and cost of feed ingredients increased in fiscal 2011. Although the cost per dozen for outside egg purchases declined, the cost of shell eggs purchased from outside producers increased due to the increased volume of shell eggs purchased. This fiscal year we produced 77% of the eggs sold by us, as compared to 79% for the previous year. Feed cost for fiscal 2011 was $.394 per dozen, compared to $.349 per dozen for the prior fiscal year, an increase of 12.9%. Gross profit decreased from 21.4% of net sales for fiscal 2010 to 19.6% of net sales for fiscal 2011.

Cost of sales for the thirteen-week period ended May 28, 2011 was $201.0 million, an increase of $33.6 million, or 20.1%, as compared to cost of sales of $167.4 million for the thirteen-week period ended May 29, 2010.

Selling, General and Administrative Expenses.

	Fiscal Years Ended (52 weeks)		
	May 28, 2011	May 29, 2010	Change
Category	(Amounts in thousands)		
Stock compensation expense	$ (151)	$ 2,186	$ (2,337)
Specialty egg expenses	28,736	21,362	7,374
Payroll and overhead	22,059	19,927	2,132
Other expenses	19,109	20,055	(946)
Delivery expense	31,695	28,510	3,185
Total	$ 101,448	$ 92,040	$ 9,408

Selling, general and administrative expenses include costs of marketing, distribution, accounting and corporate overhead. Selling, general and administrative expense was $101.4 million in fiscal 2011, an increase of $9.4 million or 10.2%, as compared to $92.0 million for fiscal 2010. Stock based compensation plan expense decreased $2.3 million for the current fiscal year. The calculation of stock based compensation plan expense is dependent on the closing stock price of the Company's Common Stock. From the fiscal year ended May 30, 2009 to May 29, 2010, the Common Stock price increased from $24.37 at May 30, 2009 to $32.37 at May 29, 2010, which is a 32.8% increase. From the fiscal year ended May 29, 2010 to May 28, 2011, the Common Stock price decreased from $32.37 at May 29, 2010 to $28.93 at May 28, 2011, which is a 10.6% decrease. Specialty egg expenses represent advertising, commissions, royalties, and franchise fees as they are incurred with sales of our specialty eggs. The expense increase is attributable to the increase in the dozens of specialty eggs sold this year as compared to last fiscal year as well as increased promotional activities. Payroll and overhead increased as compared to the same period the prior year due to higher performance based bonuses paid in the current year. Other selling, general and administrative expenses decreased due to decreases in legal, audit, and general insurance expenses. Delivery expense increased due to higher fuel costs and increased costs for the use of outside trucking. As a percent of net sales, selling, general and administrative expense increased from 10.1% for fiscal 2010 to 10.8% for fiscal 2011.

	Fiscal Years Ended (13 weeks)		
	May 28, 2011	May 29, 2010	Change
Category	(Amounts in thousands)		
Stock compensation expense	$ 156	$ 170	$ (14)
Specialty egg expenses	8,207	5,228	2,979
Payroll and overhead	6,240	5,426	814
Other expenses	4,578	4,253	325
Delivery expense	8,521	7,066	1,455
Total	$ 27,702	$ 22,143	$ 5,559

Selling, general and administrative expense was $27.7 million for the thirteen-week period ended May 28, 2011, an increase of $5.6 million or 25.1%, as compared to $22.1 million for the thirteen-week period ending May 29, 2010.

Operating Income. As a result of the above, our operating income was $83.5 million for fiscal 2011, as compared to operating income of $102.6 million for fiscal 2010. Operating income as a percent of sales for fiscal 2011 was 8.8%, as compared to operating income of 11.3% for fiscal 2010.

Other Income (Expense). Other income or expense consists of income or costs not directly charged or related to operations such as equity in income of affiliates and interest expense. Other income for fiscal 2011 was $8.2 million as compared to other income of $889,000 for fiscal 2010. Net interest expense decreased by $706,000 as compared to last fiscal year. We recorded a loss of $2.6 million on the early extinguishment of debt with John Hancock Life Insurance Company in fiscal 2011. Rates earned on invested cash balances were lower in the current year. In fiscal 2011, we recorded patronage refunds and dividends from *Eggland's Best*^{TM} *("EB")*, a marketing cooperative, for $5.3 million, as compared to $3.3 million in fiscal 2010. In addition to the patronage refund and dividend, we recorded a gain of $4.8 million from the sale of non-voting stock in EB. We account for our investment in EB on the cost method. Our equity in income of affiliates increased due to similar amounts being paid by EB to Specialty Eggs, LLC, an affiliated entity which is also a franchisee and cooperative owner of EB. Our ownership interest in Specialty Eggs, LLC is 50%. We account for our investment in Specialty Eggs, LLC using the equity method. Specialty Eggs, LLC received dividends and patronage refunds of $1.2 million, as compared to $769,000 in the prior year, and it also recognized a gain of $1.6 million from the sale of non-voting stock in EB. Our one-half portion of the amounts received by Specialty Eggs, LLC from EB is $1.4 million. In fiscal 2011, we finalized our insurance claim on the Farwell, Texas fire and recorded a gain of $1.8 million on the fixed assets that were destroyed in this fire. As a percent of net sales, other income was 0.9% for fiscal 2011, as compared to other income of 0.1% for fiscal 2010.

Income Taxes. For the fiscal year ended May 28, 2011, our pre-tax income was $91.7 million, as compared to $103.5 million for fiscal 2010. Income tax expense of $33.4 million was recorded for fiscal 2011 with an effective income tax rate of 36.4%, as compared to $38.0 million for fiscal 2010 with an effective income tax rate of 36.7%.

Our effective rate differs from the federal statutory income tax rate of 35% due to state income taxes and certain items included in income or loss for financial reporting purposes that are not included in taxable income or loss for income tax purposes, including tax exempt interest income, the domestic manufacturers deduction, and net income or loss attributable to noncontrolling interest.

Net loss attributable to noncontrolling interest. Net loss attributable to noncontrolling interest for fiscal 2011 was $2.6 million as compared to net loss attributable to noncontrolling interest of $2.3 million for fiscal 2010.

Net Income. As a result of the above, net income for fiscal 2011 was $60.8 million, or $2.55 per basic share and $2.54 per diluted share, as compared to $67.8 million, or $2.85 per basic share and $2.84 per diluted share for fiscal 2010.

Fiscal Year Ended May 29, 2010 Compared to Fiscal Year Ended May 30, 2009

Net Sales. In fiscal 2010, approximately 96% of our net sales consisted of shell egg sales and approximately 3% was for sales of egg products, with the 1% balance consisting of sales of incidental feed and feed ingredients. Net sales for the fiscal year ended May 29, 2010 were $910.1 million, a decrease of $18.7 million, or 2.0%, from net sales of $928.8 million for fiscal 2009. In fiscal 2010 total dozens of eggs sold increased and egg selling prices decreased as compared to fiscal 2009. In fiscal 2010 total dozens of shell eggs sold were 805.4 million, an increase of 27.5 million dozen, or 3.5%, compared to 777.9 million sold in fiscal 2009. Our average selling price of shell eggs decreased from $1.136 per dozen for fiscal 2009 to $1.079 per dozen for fiscal 2010, a decrease of $.057 per dozen, or 5.0%. Our net average shell egg selling price is the blended price for all sizes and grades of shell eggs, including non-graded shell egg sales, breaking stock and undergrades. Our operating results are significantly affected by wholesale shell egg market prices, which are outside of our control. Small changes in production or demand levels can have a large effect on shell egg prices.

On a comparable basis, excluding the Acquisition, net sales for fiscal 2010 were $865.6 million, a decrease of $63.2 million, or 6.8%, as compared to net sales of $928.8 million for fiscal 2009. Dozens sold for fiscal 2010, excluding the Acquisition, were 764.3 million, a decrease of 13.6 million, or 1.7% as compared to 777.9 million for fiscal 2009.

The table below represents an analysis of our non-specialty and specialty shell egg sales. Following the table is a discussion of the information presented in the table.

	Fiscal Years Ended (52 weeks)		Quarter Ended (13 weeks)	
	May 29, 2010	May 30, 2009	May 29, 2010	May 30, 2009
	(Amounts in thousands)		(Amounts in thousands)	
Total net sales	$ 910,143	$ 928,812	$ 222,088	$ 213,601
Non-specialty shell egg sales	682,601	714,836	163,941	161,595
Specialty shell egg sales	186,507	168,785	48,110	43,124
Other	2,605	3,841	601	1,019
Net shell egg sales	$ 871,713	$ 887,462	$ 212,652	$ 205,738
Net shell egg sales as a percent of total net sales	96%	95%	96%	96%
Non- specialty shell egg dozens sold	689,316	670,860	165,216	178,260
Specialty shell egg dozens sold	116,083	107,025	29,964	26,997
Total dozens sold	805,399	777,885	195,180	205,257

Our non-specialty shell eggs include all shell egg sales not specifically identified as specialty shell egg sales. The non-specialty shell egg market is characterized by an inelasticity of demand, and small increases in production or decreases in demand can have a large adverse effect on prices and vice-versa. In fiscal 2010, non-specialty shell eggs represented approximately 78.3% of our shell egg dollar sales, as compared to 80.5% for fiscal 2009. Sales of non-specialty shell eggs accounted for approximately 85.6% of our total shell egg dozen volumes in fiscal 2010, as compared to 86.2% in fiscal 2009.

For the thirteen-week period ended May 29, 2010, non-specialty shell eggs represented approximately 77.1% of our shell egg dollar sales, as compared to 78.5% for the thirteen-week period ended May 30, 2009. For the thirteen-week period ended May 29, 2010, non-specialty shell eggs accounted for approximately 84.6% of the total shell egg dozen volume, as compared to 86.8% for the thirteen-week period ended May 30, 2009.

We continue to increase our sales volume of specialty eggs, which include nutritionally enhanced, cage free and organic eggs. Specialty egg retail prices are less cyclical than non-specialty shell egg prices and are generally higher due to consumer willingness to pay for the increased benefits from these products. For fiscal 2010, specialty eggs accounted for 21.4% of shell egg dollar sales, as compared to 19.0% in fiscal 2009, and 14.4% of shell egg dozens sold in fiscal 2010, as compared to 13.8% in fiscal 2009. They are a rapidly growing part of the shell egg market. Due to healthier eating trends, the volume of specialty eggs continues to increase. From fiscal 2009 to fiscal 2010, the volume of specialty eggs sold increased by 8.5%.

For the thirteen-week period ended May 29, 2010, specialty shell eggs represented approximately 22.6% of our shell egg dollar sales, as compared to 21.0% for the thirteen-week period ended May 30, 2009. For the thirteen-week period ended May 29, 2010, specialty shell eggs accounted for approximately 15.4% of the total shell egg dozen volume, as compared to 13.2% for the thirteen-week period ended May 30, 2009.

The shell egg sales classified as "Other" represent sales of hard cooked eggs, hatching eggs, and baby chicks, which are included with our shell egg operations.

Egg products are shell eggs that are broken and sold in liquid, frozen, or dried form. For fiscal 2010 our egg product sales were $27.4 million, a decrease of $6.5 million or 19.2%, as compared to $33.9 million for fiscal 2009. Our volume of egg products sold for fiscal 2010 was 59.5 million pounds, an increase of 2.1 million pounds or 3.7%, as compared to 57.4 million pounds for fiscal 2009. In fiscal 2010, the price per pound of egg products sold was $0.461 as compared to $0.591 for fiscal 2009, which is a decrease of 22.0%. Egg products are primarily sold into the institutional and food service sectors, which continue to have weak demand. This led to significant declines in the wholesale price of the three primary forms of egg products that we sell. Our egg products are sold through AEP and TEP. For fiscal 2010, egg product sales for AEP were $15.5 million, as compared to $19.6 million for fiscal 2009, a decrease of $4.1 million, or 20.9%. For AEP the volume of egg products sold for fiscal 2010 was 35.2 million pounds, an increase of 1.2 million pounds, or 3.5%, as compared to 34.0 million pounds for fiscal 2009. The egg product sales for TEP in fiscal 2010 were $11.9 million, as compared to $14.3 million for fiscal 2009, a decrease of $2.4 million or 16.8%. For TEP the volume of egg products sold for fiscal 2010 was 24.3 million pounds, an increase of 900,000 pounds, or 3.8%, as compared to 23.4 million pounds for fiscal 2009. As described in Note 1 to the consolidated financial statements, TEP is a variable interest entity of which the Company is the primary beneficiary.

Cost of Sales

Cost of sales consists of costs directly related to production, processing and packing shell eggs, purchases of shell eggs from outside producers, processing and packing of liquid and frozen egg products and other non-egg costs. Farm production costs are those costs incurred at the egg production facility, including feed, facility, hen amortization, and other related farm production costs.

The following table presents the key variables affecting our cost of sales.

	Fiscal Years Ended (52 weeks)		Quarter Ended (13 weeks)	
(Amounts in thousands)	**May 29, 2010**	**May 30, 2009**	**May 29, 2010**	**May 30, 2009**
Cost of Sales:				
Farm production	$ 362,338	$ 364,208	$ 86,464	$ 95,522
Processing and packaging	110,885	103,151	27,004	27,566
Outside egg purchases	192,818	200,345	44,923	43,733
Other costs	23,424	24,579	2,838	3,112
Total shell eggs	$ 689,465	$ 692,283	$ 161,229	$ 169,933
Egg products	24,177	29,689	5,880	5,353
Other	1,857	2,113	303	408
Total	$ 715,499	$ 724,085	$ 167,412	$ 175,694
Farm production cost (cost per dozen produced)				
Feed	$ 0.349	$ 0.391	$ 0.327	$ 0.376
Other	0.217	0.218	0.223	0.217
Total	$ 0.566	$ 0.609	$ 0.550	$ 0.593
Outside egg purchases (average cost per dozen)	$ 1.167	$ 1.114	$ 1.183	$ 1.162
Dozen Produced	640,174	598,042	157,207	161,082
Dozen Purchased*	165,225	179,843	37,973	44,175
Dozen Sold	805,399	777,885	195,180	205,257

** Net of processing loss and inventory adjustments*

Cost of sales for the fiscal year ended May 29, 2010 was $715.5 million, a decrease of $8.6 million, or 1.2%, as compared to cost of sales of $724.1 million for fiscal 2009. On a comparable basis, dozens produced increased, dozens purchased from outside shell egg producers decreased and cost of feed ingredients decreased in fiscal 2010. The cost per dozen of shell eggs purchased from outside producers increased due to the volume of specialty shell eggs purchased. However, due to a lower volume of dozens purchased from outside producers, the cost of outside egg purchases decreased in fiscal 2010 as compared to fiscal 2009. This fiscal year we produced 79% of the eggs sold by us, as compared to 77% for the previous year. Feed cost for fiscal 2010 was $.349 per dozen, compared to $.391 per dozen for the prior fiscal year, a decrease of 10.7%. Gross profit decreased from 22.0% of net sales for fiscal 2009 to 21.4% of net sales for fiscal 2010.

On a comparable basis, excluding the Acquisition, cost of sales for fiscal 2010 was $676.4 million, a decrease of $47.7 million, or 6.6%, as compared to cost of sales of $724.1 million for fiscal 2009.

Cost of sales for the thirteen-week period ended May 29, 2010 was $167.4 million, a decrease of $8.3 million, or 4.7%, as compared to cost of sales of $175.7 million for the thirteen-week period ended May 30, 2009.

Selling, General and Administrative Expenses.

	Fiscal Years Ended (52 weeks)				
	Actual	Less: Acquisition	Net		
	May 29, 2010	May 29, 2010	May 29, 2010	May 30, 2009	Change
Category	(Amounts in thousands)				
Stock compensation expense	$ 2,186	$ —	$ 2,186	$ 495	$ 1,691
Specialty egg expenses	21,362	502	20,860	18,879	1,981
Payroll and overhead	19,927	723	19,204	19,220	(16)
Other expenses	20,055	2,749	17,306	17,951	(645)
Delivery expense	28,510	2,747	25,763	26,708	(945)
Total	$ 92,040	$ 6,721	$ 85,319	$ 83,253	$ 2,066

Selling, general and administrative expenses include costs of marketing, distribution, accounting and corporate overhead. Selling, general and administrative expense was $92.0 million in fiscal 2010, an increase of $8.7 million or 10.4%, as compared to $83.3 million for fiscal 2009. Excluding the Acquisition, selling, general and administrative expense for fiscal 2010 was $85.3 million, an increase of $2.0 million, or 2.4%, as compared to $83.3 million for fiscal 2009. Stock based compensation plan expense increased $1.7 million for the current fiscal year due mainly to an increase in the closing price of the Company's Common Stock. The calculation of stock based compensation plan expense is dependent on the closing stock price of the Company's Common Stock, which increased from $24.37 at May 30, 2009 to $32.37 at May 29, 2010, representing a 32.8% increase. Specialty egg expenses represent advertising, commissions, and franchise fees as they are incurred with sales of our specialty eggs. The expense increase is attributable to the increase in the dozens of specialty eggs sold this year as compared to last fiscal year. Payroll and overhead expenses decreased slightly but were approximately the same as last year. Other selling, general and administrative expenses decreased due to decreases in legal, audit, and general insurance expenses. Delivery expense decreased due to lower costs for the use of outside trucking. As a percent of net sales, selling, general and administrative expense increased from 8.9% for fiscal 2009 to 10.1% for fiscal 2010.

	Fiscal Years Ended (13 weeks)		
	May 29, 2010	May 30, 2009	Change
Category	(Amounts in thousands)		
Stock compensation expense	$ 170	$ 537	$ (367)
Specialty egg expenses	5,228	5,179	49
Payroll and overhead	5,426	5,501	(75)
Other expenses	4,253	4,658	(405)
Delivery expense	7,066	6,863	203
Total	$ 22,143	$ 22,738	$ (595)

Selling, general and administrative expense was $22.1 million for the thirteen-week period ended May 29, 2010, a decrease of $600,000 or 2.6%, as compared to $22.7 million for the thirteen-week period ending May 30, 2009.

Operating Income. As a result of the above, our operating income was $102.6 million for fiscal 2010, as compared to operating income of $121.5 million for fiscal 2009. Operating income as a percent of sales for fiscal 2010 was 11.3%, as compared to operating income of 13.1% for fiscal 2009.

Other Income (Expense). Other income or expense consists of income or costs not directly charged or related to operations such as equity in income of affiliates and interest expense. Other income for fiscal 2010 was $889,000 as compared to other expense of $140,000 for fiscal 2009. Interest expense for fiscal 2010 was $520,000 more while interest income was $1.2 million less than fiscal 2009. Compared to the prior fiscal year, we had higher average long-term borrowing balances and higher invested cash balances. Rates earned on invested cash balances were lower in the current year. Other income also increased because of increased equity in income of affiliates. As a percent of net sales, other income was 0.1% for fiscal 2010, as compared to other expense of 0.0% for fiscal 2009.

Income Taxes. For the fiscal year ended May 29, 2010, our pre-tax income was $103.5 million, as compared to $121.3 million for fiscal 2009. Income tax expense of $38.0 million was recorded for fiscal 2010 with an effective income tax rate of 36.7%, as compared to $41.5 million for fiscal 2009 with an effective income tax rate of 34.2%.

Our effective rate differs from the federal statutory income tax rate of 35% due to state income taxes and certain items included in income or loss for financial reporting purposes that are not included in taxable income or loss for income tax purposes, including tax exempt interest income, the domestic manufacturers deduction, and net income or loss attributable to noncontrolling interest.

Net income (loss) attributable to noncontrolling interest. Net loss attributable to noncontrolling interest for fiscal 2010 was $2.3 million as compared to net income attributable to noncontrolling interest of $324,000 for fiscal 2009.

Net Income. As a result of the above, net income for fiscal 2010 was $67.8 million, or $2.85 per basic share and $2.84 per diluted share, as compared to $79.5 million, or $3.34 per basic and diluted share for fiscal 2009.

Capital Resources and Liquidity. Our working capital at May 28, 2011was $247.6 million compared to $220.2 million at May 29, 2010. The calculation of working capital is defined as current assets less current liabilities. Our current ratio was 3.30 at May 28, 2011 as compared with 2.87 at May 29, 2010. The current ratio is calculated by dividing current assets by current liabilities. Our need for working capital generally is highest in the last and first fiscal quarters ending in May and August, respectively, when egg prices are normally at seasonal lows. We have $5.1 million in outstanding standby letters of credit, which are collateralized with cash. Our long-term debt at May 28, 2011, including current maturities, amounted to $88.2 million, as compared to $134.7 million at May 29, 2010.

For the fiscal year ended May 28, 2011, $62.3 million in net cash was provided by operating activities. This compares to $116.7 million of net cash provided by operating activities for the fiscal year ended May 29, 2010. For fiscal 2011, approximately $137.2 million was provided from the sale of short-term investments, $156.9 million was used for the purchase of short-term investments and net $3.1 million was provided by notes receivable and investments in nonconsolidated subsidiaries. We received $4.8 million from the sale of non-voting stock in EB. Approximately $1.9 million was provided from disposal of property, plant and equipment and $20.7 million was used for purchases of property, plant and equipment. Approximately $24.9 million was used for payment of dividends on common stock, $46.5 million was used for principal payments on long-term debt, and $2.6 million was used for payment of a fee connected with the early extinguishment of debt. Approximately $143,000 was received from the issuance of Common Stock from treasury after the exercise of 24,000 stock options having a strike price of $5.93 per share. Approximately $421,000 was used for an equity contribution to South Texas Protein, LLC. The net result of these activities was a decrease in cash of approximately $41.8 million since May 29, 2010.

For the fiscal year ended May 29, 2010, $116.7 million in net cash was provided by operating activities. This compares to $111.3 million of net cash provided by operating activities for the fiscal year ended May 30, 2009. For fiscal 2010, approximately $31.5 million was provided from the sale of short-term investments, $82.8 million was used for the purchase of investments, and net $4.1 million was provided from notes receivable and equity investments in affiliates. Approximately $7.0 million was provided from disposal of property, plant and equipment, $20.8 million was used for purchases of property, plant and equipment, $8.1 million was used for acquisition of the remaining equity interest in the Hillandale business, and $508,000 was used to acquire the remaining equity interest in Benton County Foods, LLC. Approximately $19.0 million was used for payment of dividends on common stock and $25.7 million was used for principal payments on long-term debt. Approximately $308,000 was received from the issuance of Common Stock from treasury. Approximately $30.0 million was received from additional long-term borrowings. The net result of these activities was an increase in cash of approximately $32.6 million since May 30, 2009.

Certain of our property, plant, and equipment collateralize our notes payable and senior secured notes. Our long-term debt is described in Note 9 in the notes to the consolidated financial statements. Unless otherwise approved by our lenders, we are required by provisions of our loan agreements to (1) maintain minimum levels of working capital (ratio of not less than 1.25 to 1) and net worth (minimum of $90.0 million tangible net worth, plus 45% of cumulative net income); (2) limit dividends paid in any given quarter to not exceed an amount equal to one third of the previous quarter's consolidated net income (allowed if no events of default), capital expenditures to an amount not to exceed $60.0 million in any twelve month period, and lease obligations and additional long-term borrowings (total funded debt to total capitalization not to exceed 55%); and (3) maintain various current and cash-flow coverage ratios (1.25 to 1), among other restrictions. At May 28, 2011, we were in compliance with the financial covenant requirements of all loan agreements. Under certain of the loan agreements, the lenders have the option to require the prepayment of any outstanding borrowings in the event we undergo a change in control, as defined in the applicable loan agreement. Our debt agreements also require Fred Adams, the Company's Chairman, or his family, to maintain ownership of not less than 50% of the outstanding voting stock of the Company.

Capital expenditure requirements are expected to be for the normal repair and replacement of our facilities. We have completed construction of a new integrated layer production complex in Farwell, Texas to replace our Albuquerque, New Mexico complex, which ceased egg production in fiscal 2007. The facility was expected to cost approximately $32.0 million, and was estimated to be complete in January 2010. As of May 28, 2011, capital expenditures related to construction of this complex were approximately $39.5 million (including replacement capital expenditures related to the fire mentioned below).

On July 9, 2009, a fire damaged the Farwell, Texas egg production complex. The 700-acre facility includes a processing plant, feed mill, two pullet houses, and nine layer houses. The fire completely destroyed four of the nine layer houses, with additional loss of laying hens at a fifth house due to smoke inhalation. The effects of lost production and additional expenses related to the fire have been substantially reimbursed by the Company's insurance carriers. The Company received $16.4 million in proceeds from its insurance carriers to cover its losses due to the fire. The book value of assets written off and expenses incurred, net of amounts reclassified to construction in progress and other assets, as the result of the fire totaled $9.1 million . Insurance proceeds were recognized in the consolidated income statement for fiscal 2010 to offset the assets written off and expenses incurred. Construction to rebuild the destroyed houses is complete. In addition, the Company added a tenth layer house at the complex which has added capacity above the original design. The property damage claim and the business interruption claim related to the Farwell fire were finalized in the fourth quarter of fiscal 2011.

In the first quarter of fiscal 2011, a fire damaged the Shady Dale, Georgia complex. The fire destroyed one of the twelve layer houses, which was empty at the time. There was an additional loss of laying hens at three adjoining layer houses due to smoke inhalation. The Company intends to seek reimbursement for all of its insured losses, including lost profits and expenses. The Company believes the effects of lost production and additional expenses related to the fire that will be incurred will be substantially covered by the Company's insurance policies. Any gain resulting from recoveries from the insurance carriers will be recognized when the claim is ultimately settled.

The Company is in the process of constructing four new pullet houses at its complex in Searcy, Arkansas. This project is expected to cost $4.7 million and should be completed in September 2011. These pullet houses will replace existing houses at other Arkansas locations some of which are nearing the end of their lease term.

We previously held auction rate securities ("ARS") which were purchased from UBS Financial Services Inc. ("UBS"). On June 30, 2010, we exercised a put option that allowed us to sell our ARS back to UBS at par. The par value of these securities was $22,900. These ARS served as collateral for a $14,799 line of credit with UBS. Proceeds received from the sale of the ARS to UBS were used to settle this debt.

We currently have a $1.1 million deferred tax liability due to a subsidiary's change from a cash basis to an accrual basis taxpayer on May 29, 1988. The Taxpayer Relief Act of 1997 provides that this liability is payable ratably over the 20 years beginning in fiscal 1999. However, such taxes will be due in their entirety in the first fiscal year in which there is a change in ownership control. We are currently making annual payments of approximately $163,000 related to this liability. However, while these current payments reduce cash balances, payment of the $1.1 million deferred tax liability would not affect our consolidated statement of income or stockholders' equity, as these taxes have been accrued and are reflected on our consolidated balance sheet.

Looking forward, we believe that our current cash balances, borrowing capacity, and cash flows from operations will be sufficient to fund our current and projected capital needs.

Off-Balance Sheet Arrangements

The Company owns 50% of the membership interests in Delta Egg Farm, LLC ("Delta Egg"). The Company is a guarantor of 50% of Delta Egg's long-term debt, which totaled approximately $10.8 million at May 28, 2011. Delta Egg's long-term debt is secured by substantially all of the fixed assets of Delta Egg and is due in monthly installments through fiscal 2018. Delta Egg is engaged in the production, processing, and distribution of shell eggs. The other 50% owner also guarantees 50% of the debt. The guarantee arose when Delta Egg borrowed funds to construct its production and processing facility in 1999. The guarantee would be required if Delta Egg is not able to pay the debt. Management of the Company believes that payment under the guarantee will be unlikely because Delta Egg is now well capitalized. On July 11, 2008, this debt was refinanced for a term of ten years. There were additional borrowings under this refinancing due to the construction of an organic egg production and distribution facility near Chase, Kansas costing approximately $13.0 million.

Contractual Obligations

The following table summarizes future estimated cash payments, in thousands, to be made under existing contractual obligations. Further information on debt obligations is contained in Note 9, and on lease obligations in Note 8, in the notes to the consolidated financial statements.

	Total	2012	2013	2014	2015	2016	Over 5 years
Long-Term Debt (Principal)	$ 88,161	$ 11,743	$ 11,156	$ 10,366	$ 8,946	$ 8,526	$ 37,424
Long-Term Debt (Interest)	22,727	5,043	4,358	3,681	3,106	2,578	3,961
Operating Leases	3,630	1,177	977	449	357	225	445
Total	$ 114,518	$ 17,963	$ 16,491	$ 14,496	$ 12,409	$ 11,329	$ 41,830

Impact of Recently Issued Accounting Standards.

In May 2011, the FASB issued ASU 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS* ("ASU 2011-04"). ASU 2011-04 amends ASC 820, *Fair Value Measurements* ("ASC 820"), providing a consistent definition and measurement of fair value, as well as similar disclosure requirements between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles, clarifies the application of existing fair value measurement and expands the ASC 820 disclosure requirements, particularly for Level 3 fair value measurements. ASU 2011-04 will be effective for the Company's fourth quarter of fiscal 2012. The adoption of ASU 2011-04 is not expected to have a material effect on the Company's consolidated financial statements, but may require certain additional disclosures. The amendments in ASU 2011-04 are to be applied prospectively. For public entities, the amendments are effective during interim and annual periods beginning after December 15, 2011.

In June 2011, the FASB issued ASU 2011-05, *Presentation of Comprehensive Income* ("ASU 2011-05"). ASU 2011-05 requires the presentation of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. ASU 2011-05 will be effective for the Company's quarter ending June 2, 2012. The adoption of ASU 2011-05 is not expected to have a material effect on the Company's condensed consolidated financial statements, but may require a change in the presentation of the Company's comprehensive income from the statement of stockholder's equity, where it is currently disclosed, to the presentation of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. The amendments in ASU 2011-05 will be applied retrospectively. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. ASU 2011-05 will be effective for the Company in fiscal 2013.

Critical Accounting Policies. The preparation of financial statements in accordance with U.S. generally accepted accounting standards requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Management suggests that our Summary of Significant Accounting Policies, as described in Note 1 of the Notes to Consolidated Financial Statements, be read in conjunction with this Management's Discussion and Analysis of Financial Condition and Results of Operations. We believe the critical accounting policies that most impact our consolidated financial statements are described below.

Allowance for Doubtful Accounts. In the normal course of business, we extend credit to our customers on a short-term basis. Although credit risks associated with our customers are considered minimal, we routinely review our accounts receivable balances and make provisions for probable doubtful accounts. In circumstances where management is aware of a specific customer's inability to meet its financial obligations to us (e.g. bankruptcy filings), a specific reserve is recorded to reduce the receivable to the amount expected to be collected. For all other customers, we recognize reserves for bad debts based on the length of time the receivables are past due, generally 100% for amounts more than 60 days past due.

Inventories. Inventories of eggs, feed, supplies and livestock are valued principally at the lower of cost (first-in, first-out method) or market. If market prices for eggs and feed grains move substantially lower, we would record adjustments to write-down the carrying values of eggs and feed inventories to fair market value. The cost associated with flock inventories, consisting principally of chick purchases, feed, labor, contractor payments and overhead costs, are accumulated during the growing period of approximately 22 weeks. Capitalized flock costs are then amortized over the productive lives of the flocks, generally one to two years. Flock mortality is charged to cost of sales as incurred. High mortality from disease or extreme temperatures would result in abnormal adjustments to write-down flock inventories. Management continually monitors each flock and attempts to take appropriate actions to minimize the risk of mortality loss.

Long-Lived Assets. Depreciable long-lived assets are primarily comprised of buildings and improvements and machinery and equipment. Depreciation is provided by the straight-line method over the estimated useful lives, which are 15 to 25 years for buildings and improvements and 3 to 12 years for machinery and equipment. An increase or decrease in the estimated useful lives would result in changes to depreciation expense. When property and equipment are retired, sold, or otherwise disposed of, the asset's carrying amount and related accumulated depreciation are removed from the accounts and any gain or loss is included in operations. We continually reevaluate the carrying value of our long-lived assets, for events or changes in circumstances, which indicate that the carrying value may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) are less than the carrying amount of the asset, an impairment loss is recognized to reduce the carrying value of the long-lived asset to the estimated fair value of the asset.

Investment in Affiliates. We have invested in other companies engaged in the production, processing and distribution of shell eggs and egg products. Our ownership percentages in these companies range from less than 20% to 50%. Therefore, these investments are recorded using the cost or the equity method, and accordingly, not consolidated in our financial statements. Changes in the ownership percentages of these investments might alter the accounting methods currently used. Our investment in these companies amounted to $19.1 million at May 28, 2011. The combined total assets and total liabilities of these companies were approximately $123.1 million and $69.4 million, respectively, at May 28, 2011. We are a guarantor of approximately $5.4 million of long-term debt of one of the affiliates.

Goodwill. At May 28, 2011, our goodwill balance represented 3.5% of total assets and 5.3% of stockholders' equity. Goodwill relates to the following:

Fiscal Period	Description	Amount
1999	Acquisition of Hudson Brothers, Inc.	$ 3,147
2006	Acquisition of Hillandale Farms, LLC	869
2007	Acquisition of Green Forest Foods, LLC	179
2008	Revision to purchase price for incremental purchase of Hillandale	9,257
2009	Revision to purchase price for incremental purchase of Hillandale	2,527
2009	Acquisition of Zephyr Egg, LLC	1,876
2009	Acquisition of Tampa Farms, LLC	4,600
2010	Revision to purchase price for incremental purchase of Hillandale	(338)
	Total Goodwill	$ 22,117

Goodwill and indefinite lived intangible assets are no longer amortized but are reviewed annually or more frequently if impairment indicators arise, for impairment. An impairment loss would be recorded if the recorded goodwill exceeds its implied fair value. We have only one operating segment, which is our sole reporting unit. Accordingly, goodwill is tested for impairment at the entity level. Significant adverse industry or economic changes, or other factors not anticipated could result in an impairment charge to reduce recorded goodwill.

Income Taxes. We determine our effective tax rate by estimating our permanent differences resulting from differing treatment of items for tax and accounting purposes. We are periodically audited by taxing authorities. Any audit adjustments affecting permanent differences could have an impact on our effective tax rate.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Our interest expense is sensitive to changes in the general level of U.S. interest rates. We maintain certain of our debt as fixed rate in nature to mitigate the impact of fluctuations in interest rates. Under our current policies, we do not use interest rate derivative instruments to manage our exposure to interest rate changes. A 1% adverse move (decrease) in interest rates would adversely affect the net fair value of our debt by $3.3 million at May 28, 2011.

We are a party to no other material market risk sensitive instruments requiring disclosure.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Cal-Maine Foods, Inc. and Subsidiaries
Jackson, Mississippi

We have audited the accompanying consolidated balance sheet of Cal-Maine Foods, Inc. and Subsidiaries as of May 28, 2011 and May 29, 2010, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended May 28, 2011. Our audits also included the consolidated financial statement schedule listed in the Index at Item 15. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cal-Maine Foods, Inc. and Subsidiaries as of May 28, 2011 and May 29, 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended May 28, 2011 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Cal-Maine Foods, Inc. and Subsidiaries internal control over financial reporting as of May 28, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated August 3, 2011, expressed an unqualified opinion.

/S/ FROST, PLLC

Little Rock, Arkansas
August 3, 2011

Cal-Maine Foods, Inc. and Subsidiaries
Consolidated Balance Sheets
(in thousands, except for par value amounts)

	May 28, 2011	May 29, 2010
Assets		
Current assets:		
Cash and cash equivalents	$ 57,679	$ 99,453
Investment securities available-for-sale	118,750	76,702
Investment securities trading	—	22,900
Receivables:		
Trade receivables, less allowance for doubtful accounts of $686 in 2011 and $595 in 2010	54,774	43,212
Insurance claims receivable	5,008	—
Other	3,008	375
	62,790	43,587
Inventories	110,021	93,968
Prepaid expenses and other current assets	5,801	1,550
Total current assets	355,041	338,160
Other assets:		
Other investments	19,142	17,708
Notes receivable – noncurrent	3,049	—
Goodwill	22,117	22,117
Other intangible assets	10,063	12,523
Other long-lived assets	6,544	6,665
	60,915	59,013
Property, plant and equipment, less accumulated depreciation	224,887	234,111
Total assets	$ 640,843	$ 631,284
Liabilities and stockholders' equity		
Current liabilities:		
Trade accounts payable	$ 50,122	$ 37,479
Accrued dividends payable	2,424	7,009
Accrued wages and benefits	10,802	9,426
Accrued expenses and other liabilities	8,621	14,106
Current maturities of long-term debt	11,743	29,974
Deferred income taxes	23,770	19,980
Total current liabilities	107,482	117,974
Long-term debt, less current maturities	76,418	104,699
Other noncurrent liabilities	3,346	3,299
Deferred income taxes	34,720	28,356
Total liabilities	221,966	254,328
Commitments and contingencies – See Notes 8, 9, & 14		
Stockholders' equity:		
Common stock, $.01 par value Authorized shares - 60,000 in 2011 and 2010 Issued 35,130 shares in 2011 and 2010 with 21,465 and 21,441 shares outstanding respectively	351	351
Class A common stock, $.01 par value Authorized shares - 2,400 in 2011 and 2010 Issued and outstanding shares - 2,400 in 2011 and 2010	24	24
Paid-in capital	33,419	32,699
Retained earnings	406,361	365,821
Accumulated other comprehensive loss, net of tax	(320)	—
Common stock in treasury, at cost –13,665 shares in 2011 and 13,689 in 2010	(20,929)	(20,966)
Total Cal-Maine Foods, Inc. stockholders' equity	418,906	377,929
Noncontrolling interest in consolidated entities	(29)	(973)
Total stockholders' equity	418,877	376,956
Total liabilities and stockholders' equity	$ 640,843	$ 631,284

See accompanying notes.

Cal-Maine Foods, Inc. and Subsidiaries
Consolidated Statements of Income
(in thousands, except per share amounts)

	Fiscal years ended		
	May 28, 2011	**May 29, 2010**	**May 30, 2009**
Net sales	$ 941,981	$ 910,143	$ 928,812
Cost of sales	757,050	715,499	724,085
Gross profit	184,931	194,644	204,727
Selling, general and administrative	101,448	92,040	83,253
Operating income	83,483	102,604	121,474
Other income (expense):			
Interest expense	(6,856)	(7,616)	(7,096)
Interest income	834	888	2,054
Loss on early extinguishment of debt	(2,648)	—	—
Gain on sale of stock in *Eggland's Best*™	4,829	—	—
Equity in income of affiliates	4,701	3,507	2,612
Other, net	7,328	4,110	2,290
	8,188	889	(140)
Income before income taxes and noncontrolling interest	91,671	103,493	121,334
Income tax expense	33,403	37,961	41,510
Net income including noncontrolling interest	58,268	65,532	79,824
Less: Net income (loss) attributable to noncontrolling interest	(2,571)	(2,291)	324
Net income attributable to Cal-Maine Foods, Inc.	$ 60,839	$ 67,823	$ 79,500
Net income per share:			
Basic	$ 2.55	$ 2.85	$ 3.34
Diluted	$ 2.54	$ 2.84	$ 3.34
Weighted average shares outstanding:			
Basic	23,855	23,812	23,769
Diluted	23,942	23,877	23,811

See accompanying notes.

Cal-Maine Foods, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity
(in thousands)

	Common Stock										
	Shares	Amount	Class A Shares	Class A Amount	Treasury Shares	Treasury Amount	Paid In Capital	Retained Earnings	Accum. Other Comp. Loss	Noncontrolling Interests	Total
Balance at May 31, 2008	35,130	$ 351	2,400	$ 24	13,813	$ (21,156)	$ 29,697	$ 267,616	$ (852)	$ 1,687	$ 277,367
Dividends	-	-	-	-	-	-	-	(26,493)	-	-	(26,493)
Distributions	-	-	-	-	-	-	-	-	-	(1,053)	(1,053)
Issuance of common stock from treasury	-	-	-	-	(72)	111	2,183	-	-	-	2,294
Vesting of stock based compensation	-	-	-	-	-	-	218	-	-	-	218
Net income for fiscal 2009	-	-	-	-	-	-	-	79,500	-	324	79,824
Unrealized gain on securities, net of tax	-	-	-	-	-	-	-	-	852	-	852
Total comprehensive income											80,676
Balance at May 30, 2009	35,130	$ 351	2,400	$ 24	13,741	$ (21,045)	$ 32,098	$ 320,623	$ -	$ 958	$ 333,009
Dividends	-	-	-	-	-	-	-	(22,625)	-	-	(22,625)
Distributions	-	-	-	-	-	-	-	-	-	(1,137)	(1,137)
Contributions	-	-	-	-	-	-	-	-	-	1,497	1,497
Issuance of common stock from treasury	-	-	-	-	(52)	79	383	-	-	-	462
Vesting of stock based compensation	-	-	-	-	-	-	218	-	-	-	218
Net income (loss) for fiscal 2010	-	-	-	-	-	-	-	67,823	-	(2,291)	65,532
Balance at May 29, 2010	35,130	$ 351	2,400	$ 24	13,689	$ (20,966)	$ 32,699	$ 365,821	$ -	$ (973)	$ 376,956
Dividends	-	-	-	-	-	-	-	(20,299)	-	-	(20,299)
Capital contributions - South Texas Protein, LLC	-	-	-	-	-	-	-	-	-	4,544	4,544
Deconsolidation of South Texas Protein, LLC	-	-	-	-	-	-	-	-	-	(1,029)	(1,029)
Issuance of common stock from treasury	-	-	-	-	(24)	37	106	-	-	-	143
Vesting of stock based compensation	-	-	-	-	-	-	218	-	-	-	218
Tax benefit on nonqualifying disposition of incentive stock options	-	-	-	-	-	-	396	-	-	-	396
Net income (loss) for fiscal 2011	-	-	-	-	-	-	-	60,839	-	(2,571)	58,268
Unrealized loss on securities, net of tax	-	-	-	-	-	-	-	-	(320)	-	(320)
Total comprehensive income	-	-	-	-	-	-	-	-	-	-	57,948
Balance at May 28, 2011	35,130	$ 351	2,400	$ 24	13,665	$ (20,929)	$ 33,419	$ 406,361	$ (320)	$ (29)	$ 418,877

See accompanying notes.

Cal-Maine Foods, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(in thousands)

	Fiscal year ended		
	May 28, 2011	May 29, 2010	May 30, 2009
Cash flows from operating activities			
Net income including noncontrolling interests	$ 58,268	$ 65,532	$ 79,824
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	30,754	31,785	29,558
Deferred income taxes	10,354	2,066	11,035
Equity in income of affiliates	(4,701)	(3,507)	(2,612)
Property and equipment impairment charge	1,524	—	—
Gain on sale of *Eggland's Best*™ stock	(4,829)	—	—
Gain on deconsolidation of variable interest entity	(1,067)	—	—
Gain on disposal of property, plant and equipment	(2,219)	(67)	(1,062)
Loss on early extinguishment of debt	2,648	—	—
Stock compensation (benefit) expense, net of amounts paid	(2,392)	(533)	(2,722)
Interest on purchase obligation	—	88	477
Change in operating assets and liabilities, net of effects from acquisitions			
Receivables and other assets	(22,200)	13,106	(5,062)
Inventories	(16,112)	5,311	(2,911)
Accounts payable, accrued expenses and other liabilities	12,282	2,887	4,757
Net cash provided by operating activities	62,310	116,668	111,282
Cash flows from investing activities			
Purchases of investments	(156,906)	(82,824)	(21,453)
Sales of investments	137,238	31,537	15,388
Acquisition of businesses, net of cash acquired	—	(508)	(91,223)
Payments received from sale of *Eggland's Best*™ stock	4,829	—	—
Payments received on notes receivable and from investments in affiliates	3,587	4,785	1,674
Purchases of property, plant and equipment	(20,742)	(20,786)	(26,112)
Increase in notes receivable and investments in affiliates	(516)	(705)	(896)
Net proceeds from disposal of property, plant and equipment	1,905	6,950	128
Net cash used in investing activities	(30,605)	(61,551)	(122,494)
Cash flows from financing activities			
Long-term borrowings	—	30,000	55,661
Principal payments on long-term debt	(46,512)	(25,667)	(23,022)
Payment for early extinguishment of debt	(2,648)	—	—
Equity contribution to South Texas Protein, LLC	421	—	—
Payment of purchase obligation	—	(8,149)	(14,561)
Stock options exercised	143	308	427
Payments of dividends	(24,883)	(19,039)	(35,268)
Net cash used in financing activities	(73,479)	(22,547)	(16,763)
Increase (decrease) in cash and cash equivalents	(41,774)	32,570	(27,975)
Cash and cash equivalents at beginning of year	99,453	66,883	94,858
Cash and cash equivalents at end of year	$ 57,679	$ 99,453	$ 66,883
Supplemental cash flow information:			
Cash paid during the year for:			
Income taxes, net of refunds received	$ 28,934	$ 14,381	$ 42,342
Interest (net of amount capitalized and extinguishment fees)	6,449	6,876	6,164
Supplemental schedule of non-cash investing and financing activity:			
Notes receivable from noncontrolling interest holders in South Texas Protein, LLC, for capital contribution	$ 4,123	$ —	$ —

See accompanying notes.

(in thousands, except share and per share amounts)

1. Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Cal-Maine Foods, Inc. and its subsidiaries ("we," "us," "our," or the "Company") and variable interest entities in which the Company is the primary beneficiary. All significant intercompany transactions and accounts have been eliminated in consolidation.

Business

The Company is engaged in the production, processing and distribution of shell eggs. The Company's operations are significantly affected by the market price fluctuation of its principal products sold, shell eggs, and the costs of its principal feed ingredients, corn and other grains.

Primarily all of the Company's sales are to wholesale egg buyers in the southeastern, southwestern, mid-western and mid-Atlantic regions of the United States. Credit is extended based upon an evaluation of each customer's financial condition and credit history and generally collateral is not required. Credit losses have consistently been within management's expectations. Two affiliated customers, on a combined basis, accounted for 32.6%, 36.4% and 32.9% of the Company's net sales in fiscal 2011, 2010 and 2009, respectively. Another customer accounted for 10.0% and 10.1% of the Company's net sales in fiscal 2011 and 2010, respectively.

Fiscal Year

The Company's fiscal year-end is on the Saturday nearest May 31, which was May 28, 2011 (52 weeks), May 29, 2010 (52 weeks), May 30, 2009 (52 weeks), for the most recent three fiscal years.

Variable Interest Entities

Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 810 (Consolidation) ("ASC 810") requires variable interest entities ("VIEs") to be consolidated if a party with ownership, contractual or other financial interest in the VIE (a variable interest holder) is obligated to absorb a majority of the risk of loss from the VIE's activities, is entitled to receive a majority of the VIE's residual returns (if no party absorbs a majority of the VIE's losses), or both. A variable interest holder that consolidates the VIE is called the primary beneficiary.

At May 28, 2011, the Company has a variable interest in one entity in which it is the primary beneficiary and accordingly consolidates the statements of financial position, results of operations and cash flows of this entity pursuant to ASC 810. The Company has a 37% ownership interest in Texas Egg Products, LLC ("TEP") and leases to TEP its operating facility. TEP processes shell eggs into liquid and frozen egg products that are sold primarily to food manufacturers and to the food service industry.

The Company has a 43% ownership interest in South Texas Protein, LLC ("STP"), a spent hen processing facility. We had a variable interest in STP and consolidated their financial statements in prior periods in accordance with ASC 810 as we were the primary beneficiary. Through April 2011, we leased the primary operating facility to STP and provided STP certain financial support. In April 2011, we terminated the operating lease and STP ceased operations. After STP ceased operations in April 2011, we are no longer the primary beneficiary, and we no longer consolidate their financial results. Subsequent to the deconsolidation, STP is accounted for under the equity method of accounting.

In fiscal 2011, during the course of the Company's strategic review of STP, the Company assessed the recoverability of the carrying value of STP's primary operating facility and certain special purpose equipment, which resulted in impairment losses of $1,524. These losses reflect the amounts by which the carrying values of these assets exceeded their estimated fair values. The impairment loss is recorded as a component of ''Cost of sales'' in the Consolidated Statements of Income for fiscal 2011.

Total assets of the VIEs for which the Company is the primary beneficiary totaled $1,689 for fiscal 2011 and $2,190 for fiscal 2010, net of elimination of intercompany balances. The total assets of the VIEs for which the Company is the primary beneficiary represent 0.3% of the total assets shown in the consolidated balance sheets for fiscal periods 2011 and 2010. Fiscal 2010 totals include amounts for STP. We were the primary beneficiary of one VIE, TEP, at May 28, 2011. Fiscal 2011 totals do not include amounts for STP. Fiscal 2011 totals include amounts for TEP only.

Assets and liabilities of VIEs included in the Company's consolidated balance sheets are as follows at May 28, 2011 and May 29, 2010:

	May 28, 2011	May 29, 2010*
Current assets		
Cash	$ 38	$ 324
Receivables		
Trade receivables, less allowance for doubtful accounts of $10 and $55, respectively	1,240	1,115
Inventories	189	381
Prepaid expenses and other current assets	116	137
Total current assets	1,583	1,957
Other long-lived assets	3	20
Property, plant and equipment, less accumulated depreciation	103	213
Total assets	$ 1,689	$ 2,190
Current liabilities		
Accounts payable	$ 353	$ 366
Accrued expenses	34	36
Notes Payable	552	552
Total current liabilities	939	954
Total liabilities	939	954
Equity	$ 750	$ 1,236

**The May 29, 2010 totals include the financial results of STP*

Use of Estimates

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amount reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. We maintain bank accounts that are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250. At times, cash balances may be in excess of the FDIC insurance limits. The Company manages this risk through maintaining cash deposits and other highly liquid investments in high quality financial institutions.

Investment Securities

Our investment securities are accounted for in accordance with ASC 320 (Investments-Debt and Equity Securities) Under ASC 320, the Company considers all of its investment securities, for which there is a determinable fair market value and for which there are no restrictions on the Company's ability to sell within the next 12 months, as available-for-sale. Available-for-sale securities are carried at fair value, with unrealized gains and losses reported as a separate component of stockholders' equity. At May 29, 2010, there were no significant unrealized gains or losses. At May 28, 2011, we had an unrealized loss of $320, net of tax, which is included in the line item "Accumulated other comprehensive loss, net of tax" on our Consolidated Balance Sheet as of May 28, 2011. Realized gains and losses are included in other income. The cost basis for realized gains and losses on available-for-sale securities is determined on a specific identification basis.

We previously held auction rate securities ("ARS") which were purchased from UBS Financial Services Inc. ("UBS"). On June 30, 2010, we exercised a put option that allowed us to sell our ARS back to UBS at par. The par value of these securities was $22,900. These ARS served as collateral for a $14,799 line of credit with UBS. Proceeds received from the sale of the ARS to UBS were used to pay this debt.

At May 28, 2011 and May 29, 2010, we had $118,750 and $76,702, respectively, of current investment securities available-for-sale consisting of commercial paper, certificates of deposit, time deposits, United States treasury bills, United States government obligations, government agency bonds, taxable municipal bonds, tax-exempt municipal bonds, zero coupon municipal bonds and corporate bonds, or money market funds which contain the aforementioned securities with maturities of three months or longer when purchased. We classified these securities as current, because amounts invested are available for current operations.

Investment in Affiliates

The equity method of accounting is used when the Company has a 20% to 50% interest in other entities or when we exercise significant influence over the entity. Under the equity method, original investments are recorded at cost and adjusted by the Company's share of undistributed earnings or losses of these entities. Nonmarketable investments in which the Company has less than a 20% interest and in which it does not have the ability to exercise significant influence over the investee are initially recorded at cost, and periodically reviewed for impairment.

Trade Receivables

Trade receivables are comprised primarily of amounts owed to the Company from customers, which amounted to $54,774 at May 28, 2011 and $43,212 at May 29, 2010. Trade receivables are presented net of an allowance for doubtful accounts of $686 at May 28, 2011 and $595 at May 29, 2010. The Company extends credit to customers based upon an evaluation of each customer's financial condition and credit history. Collateral is generally not required. Credit losses have consistently been within management's expectations. At May 28, 2011 and May 29, 2010, two affiliated customers accounted for 32% and 29% of the Company's trade accounts receivable, respectively.

Notes Receivable

In April 2011, the Company received $3,811 in notes from the noncontrolling members in STP. Since it has ceased operations, we deconsolidated STP in April 2011. Upon the deconsolidation of STP, amounts owed to the Company by STP were apportioned to the members according to their ownership percentage. These notes are payable to the Company. The notes have a maturity of five years. The notes bear interest at 2.46%. We also have a note receivable of $262 due from one of our trade customers at May 28, 2011. We had a note receivable of $64 due from one of our trade customers at May 29, 2010. Notes receivable from our trade customers are non-interest bearing, except in the event of default whereby the interest rate becomes 18%. The notes are recorded at amortized cost. We recognize interest income on these notes receivable based upon whether the amount and timing of collections are both probable and reasonably estimable. We assess the collectibility of notes receivable on a periodic basis, which assessment consists primarily of an evaluation of cash flow projections of the borrower to determine whether estimated cash flows are sufficient to repay principal and interest in accordance with the contractual terms of the note. We update our cash flow projections of the borrowers annually. We recognize impairments on notes receivable when it is probable that principal and interest will not be received in accordance with the contractual terms of the loan. In management's opinion, these notes are collectible. The notes receivable are due as follows: $1,025 in 2012, $763 in 2013, $763 in 2014, $763 in 2015, and $760 in 2013. The current amount due is included in the "Receivables" section of our Consolidated Balance Sheet in the line item "Other." The current amount due was $1,025 and $64 for fiscal 2011 and 2010, respectively. The non-current portion is included in the "Other assets" section of our Consolidated Balance Sheet in the line item "Notes receivable – noncurrent." The non-current amount due was $3,049 and $0 for fiscal 2011 and 2010, respectively.

Allowance for Doubtful Accounts

In the normal course of business, we extend credit to our customers on a short-term basis based upon an evaluation of each customer's financial condition and credit history. Collateral is generally not required. Although credit risks associated with our customers are considered minimal, we routinely review our accounts receivable balances and make provisions for probable doubtful accounts. In circumstances where management is aware of a specific customer's inability to meet its financial obligations to us (e.g., bankruptcy filings), a specific reserve is recorded to reduce the receivable to the amount expected to be collected. For all other customers, we recognize reserves for bad debts based on the length of time the receivables are past due, generally 100% for amounts more than 60 days past due.

Inventories

Inventories of eggs, feed, supplies and livestock are valued principally at the lower of cost (first-in, first-out method) or market.

The cost associated with flocks, consisting principally of chick purchases, feed, labor, contractor payments and overhead costs, are accumulated during a growing period of approximately 22 weeks. Flock costs are amortized over the productive lives of the flocks, generally one to two years. Flock mortality is charged to cost of sales as incurred.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is provided by the straight-line method over the estimated useful lives, which are 15 to 25 years for buildings and improvements and 3 to 12 years for machinery and equipment. Repairs and maintenance are expensed as incurred. Expenditures that increase the value or productive capacity of assets are capitalized. When property, plant, and equipment are retired, sold, or otherwise disposed of, the asset's carrying amount and related accumulated depreciation are removed from the accounts and any gain or loss is included in operations. The Company capitalizes interest cost incurred on funds used to construct property, plant, and equipment. The capitalized interest is recorded as part of the asset to which it relates and is amortized over the asset's estimated useful life.

Impairment of Long-Lived Assets

The Company reviews the carrying value of long-lived assets, other than goodwill, for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where expected future cash flows (undiscounted and without interest charges) are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Intangible Assets

Included in other assets are loan acquisition costs, which are amortized over the life of the related loan. Separable intangible assets, which include franchise fees, non-compete agreements and customer relationship intangibles, are amortized over their estimated useful lives of 3 to 25 years.

Goodwill

Goodwill represents the excess of cost of business acquisitions over the fair value of the identifiable net assets acquired. Goodwill is reviewed for impairment annually or more frequently if impairment indicators arise.

Accrued Self Insurance

We use a combination of insurance and self-insurance mechanisms to provide for the potential liabilities for health and welfare, workers' compensation, auto liability and general liability risks. Liabilities associated with our risks retained are estimated, in part, by considering claims experience, demographic factors, severity factors and other actuarial assumptions.

Dividends

Cal-Maine pays a dividend to shareholders of its Common Stock and Class A Common Stock on a quarterly basis for each quarter for which the Company reports net income computed in accordance with generally accepted accounting principles in an amount equal to one-third (1/3) of such quarterly income. Dividends are paid to shareholders of record as of the 60th day following the last day of such quarter, except for the fourth fiscal quarter. For the fourth quarter, the Company will pay dividends to shareholders of record on the 70th day after the quarter end. Dividends are payable on the 15th day following the record date. Following a quarter for which the Company does not report net income, the Company will not pay a dividend for a subsequent profitable quarter until the Company is profitable on a cumulative basis computed from the date of the last quarter for which a dividend was paid. At May 28, 2011 and May 29, 2010, we had dividends payable of $2,424 and $7,009, respectively, which represent unpaid dividends applicable to the Company's fourth quarter net income for each fiscal year.

Treasury Stock

Treasury stock purchases are accounted for under the cost method whereby the entire cost of the acquired stock is recorded as treasury stock. Gains and losses on the subsequent reissuance of shares in accordance with the Company's share-based compensation plans are credited or charged to capital in excess of par value using the average-cost method.

Revenue Recognition and Delivery Costs

The Company recognizes revenue only when all of the following criteria have been met:

- Persuasive evidence of an arrangement exists;
- Delivery has occurred;
- The fee for the arrangement is determinable; and
- Collectability is reasonably assured.

The Company believes the above criteria are met upon delivery and acceptance of the product by our customers. Costs to deliver product to customers are included in selling, general and administrative expenses in the accompanying consolidated statements of income and totaled $31,695, $28,510 and $26,708, in fiscal 2011, 2010 and 2009, respectively.

Sales Incentives provided to Customers

The Company periodically provides incentive offers to its customers to encourage purchases. Such offers include current discount offers (e.g., percentage discounts off current purchases), inducement offers (e.g., offers for future discounts subject to a minimum current purchase), and other similar offers. Current discount offers, when accepted by customers, are treated as a reduction to the purchase price of the related transaction, while inducement offers, when accepted by customers, are treated as a reduction to purchase price based on estimated future redemption rates. Redemption rates are estimated using the Company's historical experience for similar inducement offers. Current discount offers and inducement offers are presented as a net amount in ''Net sales.''

Advertising Costs

The Company expenses advertising costs as incurred. Advertising costs totaled $5,768, $2,098, and $1,190 in fiscal 2011, 2010, and 2009, respectively.

Income Taxes
Income taxes have been provided using the liability method. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. See Note 12: Income Taxes for more information about the Company's income taxes.

Stock Based Compensation
We account for share-based compensation in accordance with ASC 718, "Compensation-Stock Compensation" ("ASC 718"). ASC 718 requires all share-based payments to employees, including grants of employee stock options, restricted stock and performance-based shares to be recognized in the income statement based on their fair values. ASC 718 also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow.

Net Income per Common Share
Basic net income per share is based on the weighted average common and Class A shares outstanding. Diluted net income per share includes any dilutive effects of options and warrants outstanding.

Basic net income per share was calculated by dividing net income by the weighted-average number of common and Class A shares outstanding during the period. Diluted net income per share was calculated by dividing net income by the weighted-average number of common shares outstanding during the period plus the dilutive effects of stock options. The computations of basic net income per share and diluted net income per share are as follows:

	May 28, 2011	May 29, 2010	May 30, 2009
Net income	$ 60,839	$ 67,823	$ 79,500
Basic weighted-average common shares (including Class A)	23,855	23,812	23,769
Effect of dilutive securities:			
Common stock options	87	65	42
Dilutive potential common shares	23,942	23,877	23,811
Net income per common share:			
Basic	$ 2.55	$ 2.85	$ 3.34
Diluted	$ 2.54	$ 2.84	$ 3.34

Contingencies
Certain conditions may exist as of the date the financial statements are issued that may result in a loss to the Company but which will only be resolved when one or more future events occur or fail to occur. The Company's management and its legal counsel assess such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against the Company or unasserted claims that may result in such proceedings, the Company's legal counsel evaluates the perceived merits of any legal proceedings or unasserted claims as well as the perceived merits of the amount of relief sought or expected to be sought therein.

If the assessment of a contingency indicates that it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued in the Company's financial statements. If the assessment indicates that a potentially material loss contingency is not probable, but is reasonably possible, or is probable but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of possible loss if determinable and material, would be disclosed.

Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case the nature of the guarantee would be disclosed.

Impact of Recently Issued Accounting Standards

In May 2011, the FASB issued ASU 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS* ("ASU 2011-04"). ASU 2011-04 amends ASC 820, *Fair Value Measurements* ("ASC 820"), providing a consistent definition and measurement of fair value, as well as similar disclosure requirements between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles, clarifies the application of existing fair value measurement and expands the ASC 820 disclosure requirements, particularly for Level 3 fair value measurements. ASU 2011-04 will be effective for the Company's fourth quarter of fiscal 2012. The adoption of ASU 2011-04 is not expected to have a material effect on the Company's consolidated financial statements, but may require certain additional disclosures. The amendments in ASU 2011-04 are to be applied prospectively. For public entities, the amendments are effective during interim and annual periods beginning after December 15, 2011.

In June 2011, the FASB issued ASU 2011-05, *Presentation of Comprehensive Income* ("ASU 2011-05"). ASU 2011-05 requires the presentation of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. ASU 2011-05 will be effective for the Company's quarter ending June 2, 2012. The adoption of ASU 2011-05 is not expected to have a material effect on the Company's condensed consolidated financial statements, but may require a change in the presentation of the Company's comprehensive income from the statement of stockholder's equity, where it is currently disclosed, to the presentation of comprehensive income in either (1) a continuous statement of comprehensive income or (2) two separate but consecutive statements. The amendments in ASU 2011-05 will be applied retrospectively. For public entities, the amendments are effective for fiscal years, and interim periods within those years, beginning after December 15, 2011. ASU 2011-05 will be effective for the Company in fiscal 2013.

2. Acquisitions

Green Forest Foods, LLC Acquisition

As of June 3, 2006, the Company owned 50% of Green Forest Foods, LLC, which was accounted for under the equity method of accounting. On January 24, 2007, we purchased the remaining 50% interest in Green Forest Foods, LLC for $2,000 in cash. We allocated the purchase price to the net assets acquired consisting principally of flock inventories and facilities leased under a capital lease. Effective with the purchase, the results of operations of Green Forest Foods, LLC are consolidated in the Company's financial statements. Green Forest Foods, LLC located in Green Forest, Arkansas, had been jointly owned and operated by Pier 44 Properties, LLC, an unaffiliated entity, and the Company, since January 2006. Subsequent to the acquisition, the Company paid the capital lease obligation of approximately $10,500 in full. Green Forest Foods, LLC produces, processes, and markets eggs from approximately one million laying hens, along with pullet growing for replacements.

Benton County Foods, LLC Acquisition

On April 20, 2007, through our 90% owned subsidiary, Benton County Foods, LLC, we acquired the assets and business of the shell egg division of George's, Inc., an unaffiliated entity, located near Siloam Springs, Arkansas. Benton County Foods, LLC was a newly formed company jointly owned by the Company and PW3 Holdings, LLC, an unaffiliated entity. The purchase price totaled $10,900 in cash. The assets acquired include approximately one million laying hens and a feed mill in Watts, Oklahoma. As part of this acquisition, Benton County Foods, LLC will lease growing facilities from George's Inc. for replacement pullets. CCF Brands (an affiliate of PW3 Holdings, LLC) has a supply agreement in place for approximately 50% of the eggs produced by Benton County Foods, LLC. Eggs are marketed to retail food businesses and food service distributors in the south central region of the United States. The results of operations of the shell egg business acquired are included in the Company's consolidated financial statements subsequent to the acquisition date.

We purchased the remaining 10% ownership interest in Benton County Foods, LLC for $508 in the first quarter of fiscal 2010. We now own 100% of Benton County Foods, LLC.

Zephyr Egg, LLC Acquisition

On June 27, 2008, we purchased substantially all of the operating assets of Zephyr Egg Company, Zephyr Feed Company, Inc. and Scarlett Farms, located in Zephyrhills, FL and transferred those assets to a new limited liability company, Hillandale Foods, LLC, formed on that date. Pursuant to Articles of Amendment to the Articles of Organization for Hillandale Foods, LLC, we changed the name of the limited liability company to Zephyr Egg, LLC. We own 100% of the membership interests in Zephyr Egg, LLC. The purchase price totaled $29,579 based upon the final valuation of the assets acquired. The purchase price was funded from our available cash balances. The assets purchased included approximately two million laying hens in modern, in-line facilities, pullet growing facilities, two egg processing plants, a feed mill and a fleet of delivery trucks for both eggs and feed. As part of the acquisition, the Company also acquired the *Egg-Land's Best*™ franchise for southern Florida, certain flocks of contract laying hens, and the Sellers' 12.58% interest in American Egg Products, LLC ("AEP"), in which the Company already had a majority interest. Zephyr Egg, LLC's results of operations have been included in the consolidated financial statements since the date of acquisition.

The following table presents the allocation of the purchase price to the assets acquired and liabilities assumed, based on their fair values:

Accounts receivable	$ 2,610
Inventories	5,886
Other investments	1,532
Property, plant, and equipment	12,375
Intangible assets	5,300
Goodwill	1,876
Total asset acquired	$ 29,579
Total liabilities assumed	-
Net assets acquired	$ 29,579

The purchase price exceeded the fair values of the tangible assets acquired by $7,176. Of this amount, $5,300 represents the cost of acquired intangible assets, which is made up of franchise rights of $1,600 (8-year useful life), customer relationship intangible of $2,200 (8-year useful life) and a non-compete agreement of $1,500 (3-year useful life). The remainder of the excess purchase price, amounting to $1,876 was recorded as goodwill, of which the entire amount is expected to be deductible for income tax purposes. The goodwill arising from the acquisition consists largely of the synergies and economies of scale expected from combining the operations of the Company and Zephyr Egg, LLC.

Effective July 30, 2009, Zephyr Egg, LLC was merged into Cal-Maine Foods, Inc.

Tampa Farms, LLC Acquisition

We entered into a Membership Interests Purchase Agreement as of November 28, 2008 (the "Agreement") with Tampa Farm Service, Inc., a Florida corporation ("Seller"), TFS Holdings, Inc., a Florida corporation ("TFS Holdings"), and Michael H. Bynum, Blair M. Bynum and Samuel G. Bynum (collectively, the "Shareholders"). The Seller, based in Dover, Florida, and its affiliates were for many years engaged directly in the production, grading, packaging and distribution of shell eggs and related activities, including the production and milling of feed for laying hens and pullets (the "Seller's Business"), with operations in the southeastern United States.

The assets acquired by the Company include approximately four million laying hens in modern, in-line facilities, pullet growing facilities, two feed mills and a fleet of delivery trucks for both eggs and feed. In addition, the Company acquired the *4-Grain*™ brand of specialty eggs, certain flocks of contract laying hens, and the Seller's 12.88% interest in AEP, which gives us approximately a 99.5% ownership interest in AEP. To facilitate the sale of the Seller's Business, the Seller transferred all of its assets, but none of its liabilities, to Tampa Farms, LLC ("Tampa Farms"), a Florida limited liability company. Under the Agreement, the Seller sold to the Company all of the issued and outstanding membership interests (the "Membership Interests") of Tampa Farms to the Company in accordance with the terms of the Agreement.

The final purchase price for the Membership Interests was $61,644, which was paid from the Company's available funds. The Company completed the acquisition of the Seller's Business on December 11, 2008. Tampa Farms' results of operations have been included in the consolidated financial statements since the date of acquisition.

The following table presents the allocation of the purchase price to the assets acquired and liabilities assumed, based on their fair values:

Inventories	$ 11,971
Prepaid expenses	350
Other investments	901
Property, plant, and equipment	33,222
Intangible assets	10,600
Goodwill	4,600
Total asset acquired	$ 61,644
Total liabilities assumed	-
Net assets acquired	$ 61,644

The purchase price exceeded the fair values of the tangible assets acquired by $15,200. Of this amount, $10,600 represents the cost of acquired intangible assets, which is made up of franchise rights of $1,900 (8-year useful life) and a customer relationship intangible of $8,700 (8-year useful life). The remainder of the excess purchase price, amounting to $4,600, was recorded as goodwill, of which the entire amount is expected to be deductible for tax purposes. The goodwill arising from the acquisition consists largely of the synergies and economies of scale expected from combining the operations of the Company and Tampa Farms.

The following unaudited pro forma information was prepared assuming that the acquisitions of Zephyr Egg, LLC and Tampa Farms, LLC had taken place at the beginning of fiscal 2008. In preparing the pro forma financial information, various assumptions were made; therefore, the Company does not imply that the future results will be indicative of the following pro forma information:

		May 30, 2009
Net sales	$	992,054
Net income		81,301
Net income per share – basic		3.42
Net income per share - diluted		3.41

Effective July 30, 2009, Tampa Farms was merged into Cal-Maine Foods, Inc.

3. Investment in Affiliates

The Company owns 50% of each of Specialty Eggs LLC and Delta Egg Farm, LLC ("Delta Egg") and 33.3% of Dallas Reinsurance, Co., LTD. as of May 28, 2011. Investment in affiliates, recorded using the equity method of accounting are included in "Other Investments" in the accompanying consolidated balance sheets and totaled $17,438 and $16,001 at May 28, 2011 and at May 29, 2010, respectively. Equity in income of $4,701, $3,507, and $2,612 from these entities has been included in the consolidated statements of income for fiscal 2011, 2010, and 2009, respectively.

The Company is a guarantor of 50% of Delta Egg's long-term debt, which totaled approximately $10,750 at May 28, 2011. Delta Egg's long-term debt is secured by substantially all fixed assets of Delta Egg and is due in monthly installments through fiscal 2018. Delta Egg is engaged in the production, processing and distribution of shell eggs. The other 50% owner also guarantees 50% of the debt. The guarantee arose when Delta Egg borrowed funds to construct its production and processing facility in 1999. The guarantee would be required if Delta Egg is not able to pay the debt. Management of the Company believes this possibility is unlikely because Delta Egg is now well capitalized.

At May 28, 2011 and May 29, 2010, "Other Investments" as shown on the Company's consolidated balance sheet includes the cost of an investment in Egg-Land's Best, Inc., which is a cooperative. The Company cannot exert significant influence over Egg-Land's Best, Inc.'s operating and financial activities; therefore, the Company accounts for this investment using the cost method. The carrying value of this investment at May 28, 2011 and May 29, 2010 was $768.

The Company regularly transacts business with its affiliates. The following relates to the Company's transactions with these unconsolidated affiliates for the years indicated:

	May 28, 2011	May 29, 2010	May 30, 2009
Sales to affiliates	$ 31,968	$ 21,025	$ 13,432
Purchases from affiliates	59,216	43,453	36,937

	May 28, 2011	May 29, 2010
Accounts receivable from affiliates	$ 2,362	$ 1,681
Accounts payable to affiliates	2,089	2,090

4. Inventories

Inventories consisted of the following:

	May 28, 2011	May 29, 2010
Flocks	$ 69,251	$ 60,387
Eggs	8,346	7,481
Feed and supplies	32,424	26,100
	$ 110,021	$ 93,968

5. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following at May 28, 2011 and May 29, 2010:

	May 28, 2011	May 29, 2010
Refundable income taxes	$ 4,554	$ —
Prepaid insurance	531	938
Other prepaid expenses	530	441
Other current assets	186	171
	$ 5,801	$ 1,550

6. Goodwill and Other Intangible Assets

Goodwill and other intangibles consisted of the following:

		Other Intangibles			
	Goodwill	Franchise rights	Customer relationships	Non-compete agreements	Total other intangibles
Balance May 30, 2009	$ 22,455	$ 3,914	$ 10,104	$ 1,038	$ 15,056
Adjustments	(338)	-	-	-	—
Amortization	-	(557)	(1,476)	(500)	(2,533)
Balance May 29, 2010	$ 22,117	$ 3,357	$ 8,628	$ 538	$ 12,523
Amortization	-	(484)	(1,476)	(500)	(2,460)
Balance May 28, 2011	$ 22,117	$ 2,873	$ 7,152	$ 38	$ 10,063

For the Other Intangibles listed above, the gross carrying amounts and accumulated amortization are as follows:

	May 28, 2011		May 29, 2010	
	Gross carrying amount	Accumulated amortization	Gross carrying amount	Accumulated amortization
Amortized intangible assets:				
Franchise Rights	$ 5,284	$ (2,411)	$ 5,284	$ (1,927)
Customer Relationships	10,900	(3,748)	10,900	(2,272)
Non-compete agreements	1,500	(1,462)	1,500	(962)
Total	$ 17,684	$ (7,621)	$ 17,684	$ (5,161)

No significant residual value is estimated for these intangible assets. Aggregate amortization expense for the years ended May 28, 2011, May 29, 2010 and May 30, 2009 totaled $2,460, $2,533 and $1,625, respectively. The following table represents the total estimated amortization of intangible assets for the five succeeding years:

For fiscal period	Estimated amortization expense
2012	$ 1,922
2013	1,883
2014	1,883
2015	1,850
2016	1,850
Thereafter	675
Total	$ 10,063

7. Property, Plant and Equipment

Property, plant and equipment consisted of the following:

	May 28, 2011	May 29, 2010
Land and improvements	$ 57,924	$ 57,533
Buildings and improvements	201,172	198,274
Machinery and equipment	234,276	226,021
Construction-in-progress	11,023	8,927
	504,395	490,755
Less: accumulated depreciation	279,508	256,644
	$ 224,887	$ 234,111

Depreciation expense was $28,036, $29,252and $27,933 in fiscal 2011, 2010 and 2009, respectively.

Farwell, TX

The Company maintains insurance for both property damage and business interruption relating to catastrophic events, such as the fire at the Farwell, TX complex on July 9, 2009. Business interruption insurance covers lost profits and other costs incurred during the loss period.

Insurance recoveries received for property damage and business interruption in excess of the net book value of damaged assets, clean-up and demolition costs, and post-event costs are recognized as income in the period received or committed when all contingencies associated with the recoveries are resolved. Gains on insurance recoveries related to business interruption are recorded within "Cost of sales" and any gains related to property damage will be recorded within "Other income (expense)." Insurance recoveries related to business interruption are classified as operating cash flows and recoveries related to property damage are classified as investing cash flows in the statement of cash flows.

The Company has received $16,407 from insurance carriers as full settlement of the Farwell claim. Of the total amount received from insurance carriers $4,549 is included in the line item "Insurance claims receivable" as shown on the May 28, 2011 Consolidated Balance Sheet. We received these proceeds in June 2011. The Company recorded total business interruption losses of $6,097 as a reduction to "Cost of sales." The Company recorded a gain of $1,801 due to the property damage claim, which was recorded in "Other income (expense)." Due to the loss of inventory and other out of pocket expenses, net of insurance proceeds received, the Company recorded a loss of $698 as an increase to "Cost of sales." The Company finalized the insurance claim in the fourth quarter of fiscal 2011.

Shady Dale, GA

In the first quarter of fiscal 2011, the Shady Dale, GA complex was damaged by a fire. The fire completely destroyed one of the twelve layer houses, which was empty at the time. There was an additional loss of laying hens at three adjoining layer houses due to smoke inhalation. The Company intends to seek reimbursement for all of its insured losses, including lost profits and expenses. The Company believes the effects of lost production and additional expenses related to the fire that will be incurred will be substantially covered by the Company's insurance policies. Any gain resulting from recoveries from the insurance carriers will be recognized when the claim is ultimately settled.

8. Leases

Future minimum payments under noncancelable operating leases that have initial or remaining noncancelable terms in excess of one year at May 28, 2011 are as follows:

2012	$	1,177
2013		977
2014		449
2015		357
2016		225
Thereafter		445
Total minimum lease payments	$	3,630

Substantially all of the leases provide that the Company pays taxes, maintenance, insurance and certain other operating expenses applicable to the leased assets. The Company has guaranteed under certain operating leases the residual value of transportation equipment at the expiration of the leases. Rent expense was $3,446, $4,872 and $3,864 in fiscal 2011, 2010 and 2009, respectively, primarily for the lease of certain operating facilities, equipment and transportation equipment. Included in rent expense are vehicle rents totaling $479, $693and $661 in fiscal 2011, 2010 and 2009, respectively.

9. Credit Facilities and Long-Term Debt

Long-term debt consisted of the following:

	May 28, 2011	May 29, 2010
Note payable at 6.20%, due in monthly principal installments of $250, plus interest, maturing in 2019	$ 25,500	$ 28,500
Note payable at 5.99%, due in monthly principal installments of $150, plus interest, maturing in 2021	19,900	21,700
Note payable at 6.35%, due in monthly principal installments of $100, plus interest, maturing in 2017	15,100	16,300
Series A Senior Secured Notes at 5.45%, due in monthly installments of $176, plus interest, beginning in January 2009 through 2018	14,735	16,841
Note payable at 6.80%, due in monthly principal installments of $165, plus interest, maturing in 2014	5,150	7,130
Note payable at 6.40%, due in monthly principal installments of $35, plus interest, maturing in 2018	4,820	5,240
Note payable at 6.07%, due in monthly principal installments of $33, plus interest, maturing in 2015	1,368	1,768
Note payable at 5.80%, due in annual principal installments of $250 beginning in April 2006 through 2015 with interest due quarterly	1,000	1,250
Note payable-Texas Egg Products, LLC (payable to non-affiliate equity members)	552	552
Note payable at 7.5%, due in monthly installments of $36, including interest, maturing in 2012	36	448
Note payable at 8.26%, due in monthly installments of $155, including interest, (1)	—	11,356
Industrial revenue bonds at 6.10%, due in monthly installments of $146, including interest, maturing in 2011	—	1,417
Note payable at 7.06%, due in monthly installments of $53, including interest, (1)	—	3,985
Note payable at 6.87%, due in monthly installments of $45, including interest, (1)	—	3,387
Line of credit at no net cost, due in its entirety in 2011	—	14,799
	$ 88,161	$ 134,673
	11,743	29,974
	$ 76,418	$ 104,699

(1) The Company was party to three Note Purchase Agreements ("NPAs") between itself and John Hancock Life Insurance Company. The NPAs bore interest at a weighted average rate of 7.76% per annum and were due in monthly installments of principal and interest through September 2014. On April 6, 2011, the Company elected to voluntarily prepay the NPAs. The amount the Company voluntarily prepaid includes the aggregate outstanding principal amount of $17,372, accrued interest of $18, and a make whole amount of $2,648, for an aggregate sum of $20,038. The make whole amount and the unamortized deferred financing costs associated with the NPAs of $64 were charged to expense as of the prepayment date.

The aggregate annual fiscal year maturities of long-term debt at May 28, 2011 are as follows:

2012	$	11,743
2013		11,156
2014		10,366
2015		8,946
2016		8,526
Thereafter		37,424
	$	88,161

Certain of our property, plant, and equipment collateralize our notes payable and senior secured notes. Unless otherwise approved by our lenders, we are required by provisions of our loan agreements to (1) maintain minimum levels of working capital (ratio of not less than 1.25 to 1) and net worth (minimum of $90.0 million tangible net worth, plus 45% of cumulative net income); (2) limit dividends paid in any given quarter to not exceed an amount equal to one third of the previous quarter's consolidated net income (allowed if no events of default), capital expenditures to an amount not to exceed $60.0 million in any twelve month period, and lease obligations and additional long-term borrowings (total funded debt to total capitalization not to exceed 55%); and (3) maintain various current and cash-flow coverage ratios (1.25 to 1), among other restrictions. At May 28, 2011, we were in compliance with the financial covenant requirements of all loan agreements. Under certain of the loan agreements, the lenders have the option to require the prepayment of any outstanding borrowings in the event we undergo a change in control, as defined in the applicable loan agreement. Our debt agreements also require Fred Adams, the Company's Chairman, or his family, to maintain ownership of not less than 50% of the outstanding voting stock of the Company.

Interest of $9,310, $7,175 and $6,679 was paid during fiscal 2011, 2010 and 2009, respectively. Interest paid in fiscal 2011 includes the $2,648 paid for the early extinguishment of debt. Interest of $213, $299 and $515 was capitalized for construction of certain facilities during fiscal 2011, 2010 and 2009, respectively.

10. Employee Benefit Plans

The Company maintains a medical plan that is qualified under Section 401(a) of the Internal Revenue Code and not subject to tax under present income tax laws. Under its plan, the Company self-insures, in part, coverage for substantially all full-time employees with coverage by insurance carriers for certain stop-loss provisions for losses greater than $200 for each occurrence. The Company's expenses including accruals for incurred but not reported claims were approximately $6,457, $5,115, and $6,507 in fiscal 2011, 2010 and 2009, respectively.

The Company has a 401(k) plan which covers substantially all employees. Participants in the 401(k) plan may contribute up to the maximum allowed by Internal Revenue Service regulations. The Company does not make contributions to the 401(k) plan.

The Company has an employee stock ownership plan (ESOP) that covers substantially all employees. The Company makes contributions to the ESOP of 3% of participants' compensation, plus an additional amount determined at the discretion of the Board of Directors. Contributions may be made in cash or the Company's Common Stock. Company contributions to the ESOP vest immediately. The Company's contributions to the plan were $1,849, $1,439, and $1,154 in fiscal 2011, 2010 and 2009, respectively.

The Company has deferred compensation agreements with certain officers for payments to be made over specified periods beginning when the officers reach age 65 or over as specified in the agreements. Amounts accrued for these agreements are based upon deferred compensation earned over the estimated remaining service period of each officer. Deferred compensation expense totaled approximately $138 in fiscal 2011, $184 in fiscal 2010 and $71 in fiscal 2009.

In December 2006, the Company adopted an additional deferred compensation plan to provide deferred compensation to named officers of the Company. As of May 28, 2011, the awards issued under this plan were $138, $127, and $118 in fiscal 2011, 2010 and 2009, respectively.

11. Stock Compensation Plans

On July 28, 2005, the Company's Board of Directors approved the Cal-Maine Foods, Inc. 2005 Incentive Stock Option Plan (the "ISO Plan") and reserved 500,000 shares for issuance upon exercise of options granted under the ISO Plan. Options issued pursuant to the ISO Plan may be granted to any of the Company's employees. The options may have a term of up to ten years and generally will vest ratably over five years. On August 17, 2005, the Company issued 360,000 options with an exercise price of $5.93. The options have ten-year terms and vest over five years beginning from the date of grant. The ISO Plan was ratified by the Company's shareholders at the annual meeting of shareholders on October 13, 2005.

On July 28, 2005, the Company's Board of Directors also approved the Cal-Maine Foods, Inc. Stock Appreciation Rights Plan (the "Rights Plan"). The Rights Plan covers 1,000,000 shares of Common Stock of the Company. Stock Appreciation Rights ("SARs") may be granted to any employee or non-employee member of the Board of Directors. Upon exercise of a SAR, the holder will receive cash equal to the difference between the fair market value of a single share of Common Stock at the time of exercise and the strike price which is equal to the fair market value of a single share of Common Stock on the date of the grant. The SARs have a ten-year term and vest over five years. On August 17, 2005, the Company issued 592,500 SARs under the Rights Plan with a strike price of $5.93 and, on August 26, 2005, the Company issued 22,500 SARs with a strike price of $6.71. On August 24, 2006, the Company issued 15,000 SARs with a strike price of $6.93. The Rights Plan was ratified by the Company's shareholders at the annual meeting of shareholders on October 13, 2005.

Our 1993 Amended and Restated Stock Option Plan was adopted on May 25, 1993, and amended and restated on October 10, 1996. Our shareholders approved this Plan on May 25, 1993. One million shares of our common stock were reserved for issuance under this Plan. Because 10 years have passed since the adoption of this Plan, by its terms no more options may be granted thereunder. There are currently options outstanding under this Plan for 19,200 shares. All options must be exercised within 10 years of grant. The exercise price is $2.125. These outstanding options will expire in fiscal 2013.

The Company recognized stock based compensation expense (benefit) of $218 for equity awards and ($370) for liability awards in fiscal 2011. In fiscal 2010, the Company recognized stock based compensation expense of $218 for equity awards and $1,968 for liability awards. In fiscal 2009, the Company recognized stock based compensation expense of $218 for equity awards and $277 for liability awards.

A summary of our equity award activity and related information is as follows:

	Number of Options	Weighted Exercise Price Per Share	Weighted Average Remaining Contractual Life (in Years)	Aggregate Intrinsic Value
Outstanding, May 30, 2009	187,200	5.54		
Granted	—	—		
Exercised	52,000	5.93		
Forfeited	12,000	5.93		
Outstanding, May 29, 2010	123,200	5.34		
Granted	—	—		
Exercised	24,000	5.93		
Forfeited	—	—		
Outstanding, May 28, 2011	99,200	$ 5.19	3.78	$ 2,355
Exercisable, May 28, 2011	99,200	$ 5.19	3.78	$ 2,355

Unrecognized share based compensation cost as of May 28, 2011 totaled $0. The intrinsic value of stock options exercised totaled $604, $1,693 and $1,328 in fiscal 2011, 2010, and 2009 respectively.

A summary of our liability award activity and related information is as follows:

	Number Of Rights	Weighted Average Strike Price Per Right	Weighted Average Remaining Contractual Life (in Years)	Aggregate Intrinsic Value
Outstanding, May 30, 2009	264,250	$ 6.00		
Granted	—	—		
Exercised	106,900	5.96		
Forfeited	—	—		
Outstanding, May 29, 2010	157,350	6.03		
Granted	—	—		
Exercised	84,675	5.97		
Forfeited	—	—		
Outstanding, May 28, 2011	72,675	$ 6.10	4.39	$ 1,660
Exercisable, May 28, 2011	69,675	$ 6.06	4.35	$ 1,594

Unrecognized share based compensation cost for liability awards based upon the fair value determined as of May 28, 2011 was $1,568 and will be recognized in fiscal 2012. Total payments for liability awards exercised totaled $2,023, $1,968, and $277 for fiscal 2011, 2010 and 2009, respectively.

The fair value of liability awards was estimated as of May 28, 2011, May 29, 2010, and May 30, 2009 using a Black-Scholes option pricing model using the following weighted-average assumptions:

	May 28,2011	May 29,2010	May 30,2009
Risk-free interest rate	0.18%	0.76%	1.42%
Dividend Yield	4.39%	1.00%	1.00%
Volatility factor of the expected market price of our stock	16.25%	33.47%	56.55%
Weighted-avg. expected life of the rights	1 yr.	1.5 yrs.	2.5 yrs.

12. Income Taxes

Income tax expense (benefit) consisted of the following:

	Fiscal year ended		
	May 28, 2011	May 29, 2010	May 30, 2009
Current:			
Federal	$ 21,970	$ 30,765	$ 28,335
State	1,079	5,130	2,140
	23,049	35,895	30,475
Deferred:			
Federal	8,528	2,292	9,295
State	1,826	(226)	1,740
	10,354	2,066	11,035
	$ 33,403	$ 37,961	$ 41,510

Significant components of the Company's deferred tax liabilities and assets were as follows:

	May 28, 2011	May 29, 2010
Deferred tax liabilities:		
Property, plant and equipment	$ 31,691	$ 26,120
Cash basis temporary differences	1,144	1,308
Inventories	26,788	23,452
Investment in affiliates	4,535	4,154
Other	1,552	1,562
Total deferred tax liabilities	65,710	56,596
Deferred tax assets:		
Accrued expenses	3,311	4,065
Discount on acquisition purchase price	—	1,433
Other	3,909	2,762
Total deferred tax assets	7,220	8,260
Net deferred tax liabilities	$ 58,490	$ 48,336

Effective May 29, 1988, the Company could no longer use cash basis accounting for its farming subsidiary because of tax law changes. The Taxpayer Relief Act of 1997 provides that taxes on the cash basis temporary differences as of that date are generally payable over 20 years beginning in fiscal 1999 or in full in the first fiscal year in which there is a change in ownership control. The Company uses the farm-price method for valuing inventories for income tax purposes.

The differences between income tax expense (benefit) at the Company's effective income tax rate and income tax expense (benefit) at the statutory federal income tax rate were as follows:

	Fiscal year end		
	May 28, 2011	May 29, 2010	May 30, 2009
Statutory federal income tax	$ 32,985	$ 37,024	$ 42,353
State income taxes, net	1,889	3,187	2,522
Domestic manufacturers deduction	(2,371)	(2,017)	(1,819)
Non- deductible Hillandale, LLC loss	—	—	(1,152)
Tax exempt interest income	(220)	(265)	(557)
Other, net	1,120	32	163
	$ 33,403	$ 37,961	$ 41,510

Federal and state income taxes of $32,755, $28,344, and $44,327 were paid in fiscal 2011, 2010, and 2009, respectively. Federal and state income taxes of $3,821, $13,963, and $1,985 were refunded in fiscal 2011, 2010, and 2009, respectively.

We had no significant unrecognized tax benefits at May 28, 2011 or at May 29, 2010. Accordingly, we do not have any interest or penalties related to uncertain tax positions. However, if interest or penalties were to be incurred related to uncertain tax positions, such amounts would be recognized in income tax expense. Tax periods for all years after fiscal 2007 remain open to examination by the federal and state taxing jurisdictions to which we are subject.

13. Other Matters

The carrying amounts in the consolidated balance sheet for cash and cash equivalents, accounts receivable, and accounts payable approximate their fair values. The fair value of the Company's long-term debt is estimated to be $89,466. The fair value for long-term debt is estimated using discounted cash flow analysis, based on the Company's current incremental borrowing rate.

The Company's interest expense is sensitive to changes in the general level of U.S. interest rates. The Company maintains certain of its debt as fixed rate in nature to mitigate the impact of fluctuations in interest rates. Under its current policies, the Company does not use interest rate derivative instruments to manage its exposure to interest rate changes. A one percent (1%) adverse move (i.e. decrease) in interest rates would adversely affect the net fair value of the Company's debt by $3,291 at May 28, 2011. The Company is a party to no other market risk sensitive instruments requiring disclosure.

14. Contingencies

Financial Instruments

The Company maintains standby letters of credit ("LOC") with a bank totaling $5,086 at May 28, 2011. These LOCs are collateralized with cash. The outstanding LOCs are for the benefit of certain insurance companies. None of the LOCs are recorded as a liability on the consolidated balance sheets.

Litigation

The Company is the defendant in certain legal actions. The Company intends to vigorously defend its position regarding this litigation. The ultimate outcome of this litigation cannot presently be determined. Consequently, no estimate of any possible loss related to this litigation can reasonably be determined. However, in management's opinion, the likelihood of a material adverse outcome is remote in regards to all matters except the egg antitrust litigation.

Management determined that developments in the egg antitrust litigation changed the likelihood of a material adverse outcome to reasonably possible. Two of the defendants in the case have reached a settlement agreement with the plaintiffs, subject to court approval. Neither settlement agreement admits any liability on the part of the defendants. Since the inception of this litigation, the Company has denied the allegations of the plaintiffs and has been vigorously defending the case. The Company's decision to defend has not been altered by settlement by two of our co-defendants. The Company will continue to defend the case based on defenses which we believe are meritorious and provable. At the present time it is not possible to estimate the amount of monetary exposure, if any, to the Company as a result of this case.

Accordingly, adjustments, if any, which might result from the resolution of these legal matters, have not been reflected in the financial statements. These legal actions are discussed below.

Chicken Litter Litigation

Cal-Maine Farms, Inc. is presently a defendant in two personal injury cases in the Circuit Court of Washington County, Arkansas. Those cases are styled, McWhorter vs. Alpharma, Inc., *et al.*, and Carroll, *et al.* vs. Alpharma, Inc., *et al.* Cal-Maine Farms, Inc. was named as a defendant in the McWhorter case on February 3, 2004. It was named as a defendant in the Carroll case on May 2, 2005. Co-defendants in both cases include other integrated poultry companies such as Tyson Foods, Inc., Cargill, Incorporated, George's Farms, Inc., Peterson Farms, Inc., Simmons Foods, Inc., and Simmons Poultry Farms, Inc. The manufacturers of an additive for broiler feed are also included as defendants. Those defendants are Alpharma, Inc. and Alpharma Animal Health, Co.

Both cases allege that the plaintiffs have suffered medical problems resulting from living near land upon which "litter" from the defendants' flocks was spread as fertilizer. The McWhorter case focuses on mold and fungi allegedly created by the application of litter, and seeks unspecified damages. The Carroll case also alleges injury from mold and fungi, but focuses primarily on the broiler feed ingredient as the cause of the alleged medical injuries, and seeks unspecified damages. No trial date for either the Carroll or McWhorter case has been set.

Several other separate, but related, cases were prosecuted in the same venue by the same attorneys. The same theories of liability were prosecuted in all of the cases. No Cal-Maine company was named as a defendant in any of those other cases. The plaintiffs selected one of those cases, Green, *et al.* vs. Alpharma, Inc., *et al.*, as a bellwether case to go to trial first. All of the poultry defendants were granted summary judgment in the Green case in 2006. In 2008, however, the Arkansas Supreme Court reversed the summary judgment in favor of the poultry defendants and remanded the case for trial. The case was retried with a complete defendants' verdict, and that verdict was upheld by the Arkansas Supreme Court. The plaintiffs' intentions with regard to the other lawsuits, including McWhorter and Carroll are not presently known. We are not able at present to give an opinion regarding the ultimate resolution of McWhorter and Carroll, but the outlook appears favorable.

State of Oklahoma Watershed Pollution Litigation

On June 18, 2005, the State of Oklahoma filed suit, in the United States District Court for the Northern District of Oklahoma, against a number of companies, including Cal-Maine Foods, Inc. and Cal-Maine Farms, Inc. We and Cal-Maine Farms filed our joint answer and motion to dismiss the suit on October 3, 2005. The State of Oklahoma claims that through the disposal of chicken litter the defendants have polluted the Illinois River Watershed. This watershed provides water to eastern Oklahoma. The Complaint seeks injunctive relief and monetary damages, but the claim for monetary damages has been dismissed on motion by the Court. The parties participated in a series of mediation meetings without success. Cal-Maine Foods, Inc. no longer operates in the watershed. Accordingly, we do not anticipate that Cal-Maine Foods, Inc. will be materially affected by the request for injunctive relief unless the Court orders substantial affirmative remediation. Cal-Maine Foods, Inc. owns 100% of Benton County Foods, LLC, which is an ongoing commercial shell egg operation within the Illinois River Watershed. Benton County Foods, LLC is not a defendant in the litigation.

The trial in the case has been conducted. The trial began in September 2009, and concluded in February 2010. The case was tried to the Court without a jury. We are awaiting a ruling from the Court. We are not able at present to give an opinion regarding the ultimate resolution of the action.

Mississippi Wage and Hour Litigation

On August 9, 2010, a former Mississippi employee of Cal-Maine Farms, Inc. filed a wage and hour claim alleging that he was wrongfully denied overtime pay for work in excess of forty hours per week seeking recovery of overtime wages not paid, liquidated damages equal to overtime wages not paid, and attorney's fees. In its present posture, the case is a single-employee action. The plaintiff has, however, requested that he be considered a representative employee and that the case be expanded to cover all similarly situated employees and former employees.

The controlling statutory and regulatory framework of the Fair Labor Standards Act make it plain that the former employee was an agricultural worker, and that, accordingly, he was not entitled to overtime pay. The case was filed in state court and immediately removed to the U.S. District Court for the Southern District of Mississippi. A Motion to Dismiss has been filed on behalf of Cal-Maine Farms, Inc. The Court has stayed all proceedings in this case pending resolution of that motion. We are not able at present to give an opinion regarding the ultimate resolution of the action.

Egg Antitrust Litigation

Since September 25, 2008, the Company has been named as one of several defendants in twenty-four antitrust cases involving the United States shell egg industry. In sixteen of these cases, the named plaintiffs sued on behalf of themselves and a putative class of others who claim to be similarly situated. In fourteen of those putative class actions, the named plaintiffs allege that they are retailers or distributors that purchased shell eggs and egg products directly from one or more of the defendants. In the other two putative class actions, the named plaintiffs are individuals or companies who allege that they purchased shell eggs and egg products indirectly from one or more of the defendants - that is, they purchased from retailers that had previously purchased from defendants or other parties. In the remaining eight cases, the plaintiffs sued for their own alleged damages and are not seeking to certify a class.

The Judicial Panel on Multidistrict Litigation consolidated all of the putative class actions (as well as certain other cases in which the Company was not a named defendant) for pretrial proceedings in the United States District Court for the Eastern District of Pennsylvania. The Pennsylvania court has organized the putative class actions around two groups (direct purchasers and indirect purchasers) and has named interim lead counsel for the named plaintiffs in each group.

Six of the eight non-class suits were filed in the same court that is presiding over the putative class actions. One of these cases was voluntarily dismissed without prejudice by the plaintiff. Another of these cases was filed in the United States District Court for the Western District of Pennsylvania, but the defendants have transferred it to the Eastern District, and it has been consolidated for pretrial proceedings with the other cases. The remaining non-class suit was filed in the District Court of Wyandotte County, Kansas. The defendants removed this case to the United States District Court for the District of Kansas and then requested that it be transferred to the Eastern District of Pennsylvania and consolidated with the Multidistrict Litigation proceedings in that court. The Judicial Panel on Multidistrict Litigation granted that transfer request, and the case has now been consolidated in the Eastern District of Pennsylvania. The plaintiffs in this action have filed a motion to remand the case back to the District Court of Wyandotte County, Kansas, but that motion has not been decided.

The Direct Purchaser Putative Class Action. The named plaintiffs in the direct purchaser case filed a consolidated complaint on January 30, 2009. On April 30, 2009, the Company filed motions to dismiss the direct purchasers' consolidated complaint. The direct purchaser plaintiffs did not respond to those motions. Instead, the direct purchaser plaintiffs announced a potential settlement with one defendant. The final hearing on approval of that settlement has been held, but the court has not yet ruled. If it is approved, the settlement would not require the settling party to pay any money. Instead, the settling defendant, while denying all liability, would provide cooperation in the form of documents and witness interviews to the plaintiffs' attorneys. After announcing this potential settlement with one defendant, the direct purchaser plaintiffs filed an amended complaint on December 11, 2009. On February 5, 2010, the Company joined with other defendants in moving to dismiss the direct purchaser plaintiffs' claims for damages outside the four-year statute of limitations period and claims arising from a supposed conspiracy in the egg products sector. The court heard oral argument on these motions but has not yet ruled. On February 26, 2010, the Company filed its answer and affirmative defenses to the direct purchaser plaintiffs' amended complaint. On June 4, 2010, the direct purchaser plaintiffs announced a potential settlement with a second defendant. The final hearing on approval of this settlement has also been held, but the court has not ruled. If this settlement is approved, then the defendant would pay a total of $25 million and would provide other consideration in the form of documents, witness interviews, and declarations. This settling defendant denied all liability in its potential agreement with the direct purchaser plaintiffs and stated publicly that it settled merely to avoid the cost and uncertainty of continued litigation.

The Indirect Purchaser Putative Class Action. The named plaintiffs in the indirect purchaser case filed a consolidated complaint on February 27, 2009. On April 30, 2009, the Company filed motions to dismiss the indirect purchasers' consolidated complaint. The indirect purchaser plaintiffs did not respond to those motions. Instead, the indirect purchaser plaintiffs filed an amended complaint on April 8, 2010. On May 7, 2010, the Company joined with other defendants in moving to dismiss the indirect purchaser plaintiffs' claims for damages outside the four-year statute of limitations period, claims arising from a supposed conspiracy in the egg products sector, claims arising under certain state antitrust and consumer frauds statutes, and common-law claims for unjust enrichment. The court heard oral argument on these motions but has not yet ruled. On June 4, 2010, the Company filed its answer and affirmative defenses to the indirect purchaser plaintiffs' amended complaint.

The Non-Class Cases. The cases in which plaintiffs do not seek to certify a class were filed between November 16, 2010 and January 25, 2011. The Company has not yet answered or moved to dismiss any of these cases.

Allegations in Each Case. In all of the cases described above, the plaintiffs allege that the Company and certain other large domestic egg producers conspired to reduce the domestic supply of eggs in a concerted effort to raise the price of eggs to artificially high levels. In each case, plaintiffs allege that all defendants agreed to reduce the domestic supply of eggs by (a) manipulating egg exports and (b) implementing industry-wide animal welfare guidelines that reduced the number of hens and eggs.

Both groups of named plaintiffs in the putative class actions seek treble damages and injunctive relief on behalf of themselves and all other putative class members in the United States. Both groups of named plaintiffs in the putative class actions allege a class period starting on January 1, 2000 and running "through the present." The direct purchaser putative class action case alleges two separate sub-classes – one for direct purchasers of shell eggs and one for direct purchasers of egg products. The direct purchaser putative class action case seeks relief under the Sherman Act. The indirect purchaser putative class action case seeks relief under the Sherman Act and the statutes and common-law of various states, the District of Columbia, and Puerto Rico.

In six of the non-class cases, the plaintiffs seek damages and injunctive relief under the Sherman Act. In one of the non-class cases, the plaintiff seeks damages and injunctive relief under the Sherman Act and the Ohio antitrust act (known as the Valentine Act). In the remaining non-class case, the plaintiffs seek damages and injunctive relief under the Kansas Restraint of Trade Act.

The Pennsylvania court has entered a series of orders in the putative class actions related to case management and scheduling. There is no definite schedule in either putative class action case for discovery, class certification proceedings, or filing motions for summary judgment. No trial date has been set in either putative class action case. The non-class cases were filed so recently that the court has not set any schedule for them.

The Company intends to continue to defend these cases as vigorously as possible based on defenses which the Company believes are meritorious and provable.

<u>Florida civil investigative demand</u>

On November 4, 2008, the Company received an antitrust civil investigative demand from the Attorney General of the State of Florida. The demand seeks production of documents and responses to interrogatories relating to the production and sale of eggs and egg products. The Company is cooperating with this investigation and expects to provide responsive information. No allegations of wrongdoing have been made against the Company in this matter.

15. Description of Rights and Privileges of Capital Stock—Capital Structure Consists of Common Stock

The Company has two classes of capital stock: Common Stock and Class A Common Stock. Holders of shares of the Company's capital stock vote as a single class on all matters submitted to a vote of the stockholders, with each share of Common Stock entitled to one vote and each share of Class A Common Stock entitled to ten votes. The Common Stock and Class A Common Stock have equal liquidation rights and the same dividend rights. In the case of any stock dividend, holders of Common Stock are entitled to receive the same percentage dividend (payable only in shares of Common Stock) as the holders of Class A Common Stock receive (payable only in shares of Class A Common Stock). Upon liquidation, dissolution, or winding-up of the Company, the holders of Common Stock are entitled to share ratably with the holders of Class A Common Stock in all assets available for distribution after payment in full of creditors. The Class A Common Stock may only be issued to Fred R. Adams, Jr., the Company's Chief Executive Officer, and members of his immediate family, as defined. In the event any share of Class A Common Stock, by operation of law or otherwise is, or shall be deemed to be owned by any person other than Mr. Adams or a member of his immediate family, the voting power of such stock will be reduced from ten votes per share to one vote per share. Also, shares of Class A Common Stock shall be automatically converted into Common Stock on a share per share basis in the event the beneficial or record ownership of any such share of Class A Common Stock is transferred to any person other than Mr. Adams or a member of his immediate family. Each share of Class A Common Stock is convertible, at the option of its holder, into one share of Common Stock at any time. The holders of Common Stock and Class A Common Stock are not entitled to preemptive or subscription rights. In any merger, consolidation or business combination, the consideration to be received per share by holders of Common Stock must be identical to that received by holders of Class A Common Stock, except that if any such transaction in which shares of Capital Stock are distributed, such shares may differ as to voting rights to the extent that voting rights now differ among the classes of capital stock. No class of capital stock may be combined or subdivided unless the other classes of capital stock are combined or subdivided in the same proportion. No dividend may be declared and paid on Class A Common Stock unless the dividend is payable only to the holders of Class A Common Stock and a dividend payable to Common Stock is declared and paid concurrently in respect of outstanding shares of Common Stock in the same number of shares of Common Stock per outstanding share.

16. Fair Value Measures

The Company is required to categorize both financial and nonfinancial assets and liabilities based on the following fair value hierarchy. The fair value of an asset is the price at which the asset could be sold in an orderly transaction between unrelated, knowledgeable, and willing parties able to engage in the transaction. A liability's fair value is defined as the amount that would be paid to transfer the liability to a new obligor in a transaction between such parties, not the amount that would be paid to settle the liability with the creditor.

- Level 1 - Quoted prices in active markets for identical assets or liabilities
- Level 2 - Quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active, or inputs other than quoted prices that are observable for the asset or liability
- Level 3 - Unobservable inputs for the asset or liability that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

The disclosure of fair value of certain financial assets and liabilities that are recorded at cost are as follows:

Cash and cash equivalents: The carrying amount approximates fair value due to the short maturity of these instruments.

Long-term debt: The carrying value of the Company's long-term debt is at its stated value. We have not elected to carry our long-term debt at fair value. Fair values for debt are based on quoted market prices or published forward interest rate curves. The fair value and carrying value of the Company's borrowings under its credit facilities and long-term debt were as follows:

	May 28, 2011		May 29, 2010	
	Carrying Value	Fair Value	Carrying Value	Fair Value
5.8 – 8.26% Notes payable	$ 72,874	$ 74,280	$ 101,064	$ 102,343
Series A Senior Secured Notes at 5.45%	14,735	14,634	16,841	16,464
Note payable-Texas Egg Products, LLC (payable to non-affiliate equity members)*	552	552	552	552
Industrial revenue bonds at 6.10%	-	-	1,417	1,417
Line of credit at no net cost (UBS auction rate securities)*	-	-	14,799	14,799
	88,161	89,466	134,673	135,575

* - *Cost approximates fair value for the Note payable – Texas Egg Products, LLC and the Line of credit, which was secured by the auction rate securities.*

Assets Measured at Fair Value on a Recurring Basis

Assets measured at fair value on a recurring basis consisted of the following types of instruments as of May 28, 2011:

	Fair Value Measurements at Reporting Date Using			
	Quoted Prices in Active Markets for Identical Instruments (Level 1)	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Total Balance**
Investment securities available-for-sale				
State municipal bonds	$ —	$ 70,528	$ —	$ 70,528
US government obligations	—	15,207	—	15,207
Corporate bonds	—	13,387	—	13,387
Certificates of deposit	—	10,224	—	10,224
Government agency bonds	—	8,904	—	8,904
US treasury bills	—	500	—	500
Total assets measured at fair value	$ —	$ 118,750	$ —	$ 118,750

Assets measured at fair value on a recurring basis consisted of the following types of instruments as of May 29, 2010:

	Fair Value Measurements at Reporting Date Using			
	Quoted Prices in Active Markets for Identical Instruments (Level 1)	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**	**Total Balance**
Investment securities available-for-sale				
State municipal bonds	$ —	$ 58,241	$ —	$ 58,241
Certificates of deposit	—	13,020	—	13,020
Government agency bonds	—	4,966	—	4,966
Corporate bonds	—	475	—	475
Investment securities trading *				
Auction rate securities	—	—	22,900	22,900
Total assets measured at fair value	$ —	$ 76,702	$ 22,900	$ 99,602

**Investment securities trading (Current) is the aggregate fair value of the auction rate securities and the UBS put option. The fair value of the ARS is $21,177. The fair value of the UBS put option is $1,723, determined as the difference between the par value and the fair value of the ARS. The combined fair value of the ARS and the UBS put option is $22,900.*

The following is a reconciliation of the beginning and ending balances for assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the period ended May 28, 2011.

	Investment securities Trading (Current)
Beginning balance – May 29, 2010	$ 22,900
Total gains – (realized/unrealized)	—
Included in earnings (or changes in net assets), net	—
Included in other comprehensive income, net	—
Purchases, issuances, and settlements	(22,900)
Transfers in and/or out of Level 3	—
Ending balance – May 28, 2011	$ —

Level 2: We classified our current investment securities – available-for-sale as level 2. These securities consist of commercial paper, certificates of deposit, time deposits, United States treasury bills, United States government obligations, government agency bonds, taxable municipal bonds, tax exempt municipal bonds, zero coupon municipal bonds, and corporate bonds, or money market funds which contain the aforementioned securities with maturities of three months or longer when purchased. We classified these securities as current, because amounts invested are available for current operations. Observable inputs for these securities are yields, credit risks, default rates, and volatility.

Level 3: We no longer have financial or nonfinancial instruments that use level 3 inputs for the purpose of determining the fair value of those instruments. Previously, financial instruments that used level 3 inputs for the purpose of determining fair value consisted of ARS and the UBS put option. The value of the UBS put option was calculated as the difference between the fair value and the par value of the ARS. On June 30, 2010, we exercised the UBS put option and sold all of the ARS to UBS at par value.

17. Available-for-Sale Securities are Classified as Current Assets

	May 28, 2011			
	Amortized Cost	Gains in Accumulated Other Comprehensive Income	Losses in Accumulated Other Comprehensive Income	Estimated Fair Value
State municipal bonds	$ 70,932	$ —	$ 404	$ 70,528
US government obligations	15,279	—	72	15,207
Corporate bonds	13,367	20	—	13,387
Certificates of deposit	10,156	68	—	10,224
Government agency bonds	9,036	—	132	8,904
US treasury bills	500	—	—	500
Total available-for-sale securities	$ 119,270	$ 88	$ 608	$ 118,750

	May 29, 2010			
	Amortized Cost	Gains in Accumulated Other Comprehensive Income	Losses in Accumulated Other Comprehensive Income	Estimated Fair Value
State municipal bonds	$ 58,241	—	—	$ 58,241
Certificates of deposit	13,020	—	—	13,020
Government agency bonds	4,966	—	—	4,966
US treasury bills	475	—	—	475
Total available-for-sale securities	$ 76,702	—	—	$ 76,702

Proceeds from the sales of available-for-sale securities were $114,338 and $31,537 during fiscal 2011 and 2010, respectively. Gross realized gains on those sales during 2011 and 2010 were $0. Gross realized losses on those sales during 2011 and 2010 were $248 and $17, respectively. For purposes of determining gross realized gains and losses, the cost of securities sold is based on average cost. Unrealized holding gains (losses) net of tax on available-for-sale securities in the amount of ($320) and $0 for the years ended May 28, 2011 and May 29, 2010, respectively, have been included in accumulated other comprehensive income (loss).

Contractual maturities of available-for-sale debt securities at May 28, 2011, are as follows:

	Estimated Fair Value
Within one year	$ 63,179
After 1-5 years	55,571
After 5-10 years	—
	$ 118,750

Actual maturities may differ from contractual maturities because some borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

18. Quarterly Financial Data: (unaudited, amount in thousands, except per share data):

	Fiscal Year 2011			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$ 190,403	$ 234,523	$ 274,674	$ 242,381
Gross profit	32,736	45,215	65,580	41,400
Net income attributable to Cal-Maine Foods, Inc.	4,763	15,186	33,619	7,271
Net income per share:				
Basic	$ 0.20	$ 0.64	$ 1.41	$ 0.30
Diluted	$ 0.20	$ 0.63	$ 1.40	$ 0.30

	Fiscal Year 2010			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$ 187,666	$ 229,233	$ 271,156	$ 222,088
Gross profit	18,217	46,827	74,924	54,676
Net income attributable to Cal-Maine Foods, Inc.	(3,832)	16,094	34,534	21,027
Net income per share:				
Basic	$ (0.16)	$ 0.68	$ 1.45	$ 0.88
Diluted	$ (0.16)	$ 0.67	$ 1.45	$ 0.88

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
Years ended May 28, 2011, May 29, 2010, and May 30, 2009
(in thousands)

Description	Balance at Beginning of Period	Charged to Cost and Expense	Write-off of Accounts	Balance at End of Period
Year ended May 28, 2011 Allowance for doubtful accounts	$ 595	$ 967	$ 876	$ 686
Year ended May 29, 2010 Allowance for doubtful accounts	$ 394	$ 921	$ 720	$ 595
Year ended May 30, 2009: Allowance for doubtful accounts	$ 313	$ 563	$ 482	$ 394

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934, as amended (the "Exchange Act") is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Based on an evaluation of our disclosure controls and procedures conducted by our Chief Executive Officer and Chief Financial Officer, together with other financial officers, such officers concluded that our disclosure controls and procedures were effective as of May 28, 2011 at the reasonable assurance level.

Internal Control Over Financial Reporting

(a) ***Management's Report on Internal Control Over Financial Reporting***

The following sets forth, in accordance with Section 404(a) of the Sarbanes-Oxley Act of 2002 and Item 308 of the Securities and Exchange Commission's Regulation S-K, the report of management on our internal control over financial reporting.

1. Our management is responsible for establishing and maintaining adequate internal control over financial reporting. "Internal control over financial reporting" is a process designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, together with other financial officers, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

2. Our management, in accordance with Rule 13a-15(c) under the Exchange Act and with the participation of our Chief Executive Officer and Chief Financial Officer, together with other financial officers, evaluated the effectiveness of our internal control over financial reporting as of May 28, 2011. The framework on which management's evaluation of our internal control over financial reporting is based is the "Internal Control – Integrated Framework" published in 1992 by the Committee of Sponsoring Organizations ("COSO") of the Treadway Commission.

3. Management has determined that our internal control over financial reporting as of May 28, 2011 is effective. It is noted that internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives, but rather reasonable assurance of achieving such objectives.

4. The attestation report of FROST, PLLC on our internal control over financial reporting, which includes that firm's opinion on the effectiveness of our internal control over financial reporting, is set forth below.

(b) ***Attestation Report of the Registrant's Public Accounting Firm***

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

Board of Directors and Stockholders
Cal-Maine Foods, Inc. and Subsidiaries
Jackson, Mississippi

We have audited Cal-Maine Foods, Inc. and Subsidiaries internal control over financial reporting as of May 28, 2011, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Cal-Maine Foods, Inc. and Subsidiaries management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting in Item 9A. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Cal-Maine Foods, Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of May 28, 2011, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet and the related consolidated statements of income, stockholders' equity and cash flows of Cal-Maine Foods, Inc. and Subsidiaries, and our report dated August 3, 2011, expressed an unqualified opinion.

/S/ FROST, PLLC

Little Rock, Arkansas
August 3, 2011

(c) ***Changes in Internal Control Over Financial Reporting***

In connection with its evaluation of the effectiveness, as of May 28, 2011, of our internal control over financial reporting, management determined that there was no change in our internal control over financial reporting that occurred during the fourth quarter ended May 28, 2011, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information concerning directors, executive officers and corporate governance is incorporated by reference from our definitive proxy statement which is to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934 in connection with our 2011 Annual Meeting of Shareholders.

ITEM 11. EXECUTIVE COMPENSATION

The information concerning executive compensation is incorporated by reference from our definitive proxy statement which is to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934 in connection with our 2011 Annual Meeting of Shareholders.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information concerning security ownership of certain beneficial owners and management and related stockholder matters is incorporated by reference from our definitive proxy statement which is to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934 in connection with our 2011 Annual Meeting of Shareholders.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information concerning certain relationships and related transactions, and director independence is incorporated by reference from our definitive proxy statement which is to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934 in connection with our 2011 Annual Meeting of Shareholders.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information concerning principal accountant fees and services is incorporated by reference from our definitive proxy statement which is to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934 in connection with our 2011 Annual Meeting of Shareholders.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a)(1) Financial Statements

The following consolidated financial statements and notes thereto of Cal-Maine Foods, Inc. and subsidiaries are included in Item 8 and are filed herewith:

The following consolidated financial statements of Cal-Maine Foods, Inc. and subsidiaries are included in Item 8:

(a)(2) Financial Statement Schedule

All other schedules are omitted either because they are not applicable or required, or because the required information is included in the financial statements or notes thereto.

(a)(3) Exhibits Required by Item 601 of Regulation S-K

See Part (b) of this Item 15.

(b) Exhibits Required by Item 601 of Regulation S-K

The following exhibits are filed herewith or incorporated by reference:

Exhibit Number	Exhibit
2.1	Agreement to Form a Limited Liability Company, Transfer Assets Thereto, and Purchase Units of Membership Therein, dated July 28, 2005, by and among Hillandale Farms of Florida, Inc., Hillandale Farms, Inc., the Registrant and Jack E. Hazen, Jack E. Hazen, Jr., Homer E. Honeycutt, Jr., Orland R. Bethel and Dorman W. Mizell (incorporated by reference to Exhibit 2.1 in the Registrant's Form 8-K, filed August 2, 2005)
3.1	Amended and Restated Certificate of Incorporation of the Registrant (incorporated by reference to Exhibit 3.1 in the Registrant's Form S-1 Registration Statement No. 333-14809)
3.1(a)	Amendment to Article 4 of the Certificate of Incorporation of the Registrant (incorporated by reference to the Exhibit 3.1(a) in the Registrant's Form 10-K for the fiscal year ended May 29, 2004)
3.2	By-Laws of the Registrant, as amended (incorporated by reference to Exhibit 3.2 in the Registrant's Form 8-K, filed August 17, 2007)
10.1	Amended and Restated Term Loan Agreement, dated as of May 29, 1990, between the Registrant and Cooperative Centrale Raiffeisen - Boerenleenbank B.A., "Rabobank Nederland," New York Branch, and Amended and Restated Revolving Credit Agreement among the Registrant, and Barclays Banks PLD (New York) and Cooperatieve Centrale Raiffeisen-Borenleenbank B.A., dated as of May 29, 1990, and amendments thereto (incorporated by reference to Exhibit 10.1 in the Registrant's Form S-1 Registration Statement No. 333-14809)
10.1(a)	Amendment to Term Loan Agreement dated as of June 3, 1997 (incorporated by reference to Exhibit 10.1(a) in the Registrant's Form 10-K for fiscal year ended May 31, 1997)
10.1(b)	Amendment to Term Loan Agreement dated as of April 14, 2004 (incorporated by reference to Exhibit 10.1(b) in the Registrant's Form 10-K for fiscal year ended May 29, 2004)
10.1(c)	Amendment to Term Loan Agreement dated as of April 14, 2004 (incorporated by reference to Exhibit 10.1(c) in the Registrant's Form 10-K for fiscal year ended May 29, 2004)
10.1(d)	Amendment to Term Loan Agreement dated as of August 6, 2004 (incorporated by reference to Exhibit 10.1(d) in the Registrant's Form 10-K for fiscal year ended May 28, 2005)
10.1(e)	Amendment to Term Loan Agreement dated as of March 15, 2005 (incorporated by reference to Exhibit 10.1(e) in the Registrant's Form 10-K for fiscal year ended May 28, 2005)
10.1(f)	Amendment to Term Loan Agreement dated as of October 13, 2006 (incorporated by reference to Exhibit 10.1(f) in the Registrant's Form 10-K for fiscal year ended June 3, 2006)
10.1(g)	Second Amendment and Restated [through Ninth Amendment] Revolving Credit Agreement dated as of February 6, 2002, among the Registrant and First South, Rabobank and Harris (incorporated by reference to the Exhibit 10.2(b) in the Registrant's Form 8-K, filed March 15, 2007)
10.1(h)	Tenth Amendment to Second Amendment and Restated Revolving Credit Agreement, dated as of March 15, 2007, among the Registrant and First South, Rabobank and Harris (incorporated by reference to Exhibit 10.2(a) in the Registrant's Form 8-K, filed March 15, 2007)
10.1(i)	Eleventh Amendment to Second Amendment and Restated Revolving Credit Agreement, dated as of November 30, 2007, among the Registrant and First South, Rabobank and Harris (incorporated by reference to Exhibit 10.2(c) in the Registrant's Form 10-Q for the quarter ended December 1, 2007)
10.1(j)	Twelfth Amendment to Second Amendment and Restated Revolving Credit Agreement, dated as of January 30, 2008, among the Registrant and First South, Rabobank and Harris (incorporated by reference to Exhibit 10.1(j) in the Registrant's Form 10-K for the year ended May 31, 2008)
10.2	Employee Stock Ownership Plan, as Amended and Restated effective January 1, 1994 (incorporated by reference to the Exhibit 10.4 in the Registrant's Form S-1 Registration Statement No. 333-14809)+
10.3	1993 Stock Option Plan, as Amended (incorporated by reference to Exhibit 10.5 in the Registrant's Form S-1 Registration Statement No. 333-14809)+
10.4	Wage Continuation Plan, dated as of July 1, 1986, between Jack Self and the Registrant, as amended on September 2, 1994 (incorporated by reference to Exhibit 10.7 in the Registrant's Form S-1 Registration Statement No. 333-14809)+
10.5	Wage Continuation Plan, dated as of April 15, 1988, between Joe Wyatt and the Registrant (incorporated by reference to Exhibit 10.8 in the Registrant's Form S-1 Registration Statement No. 333-14809)+
10.6	Redemption Agreement, dated March 7, 1994, between the Registrant and Fred R. Adams, Jr. (incorporated by reference to Exhibit 10.9 in the Registrant's Form S-1 Registration Statement No. 333-14809)
10.7	Wage Continuation Plan, dated as of January 14, 1999, among Stephen Storm, Charles F. Collins, Bob Scott and the Registrant (incorporated by reference to Exhibit 10.11 in the Registrant's Form 10-K for fiscal year ended May 29, 1999)+

Exhibit Number	Exhibit
10.8	1999 Stock Option Plan (incorporated by reference to the Registrant's Form S-8 Registration Statement No. 333-39940, filed June 23, 2000)+
10.9	2005 Incentive Stock Option Plan (incorporated by reference to Appendix B to the Registrant's Proxy Statement for the Annual Meeting held October 13, 2005)+
10.10	2005 Stock Appreciation Rights Plan (incorporated by reference to Appendix C to the Registrant's Proxy Statement for Annual Meeting held October 13, 2005)+
10.11	Deferred Compensation Plan, dated December 28, 2006 (incorporated by reference to Exhibit 10.15 in the Registrant's Form 8-K, filed January 4, 2007)+
10.12	Loan Agreement, dated as of November 13, 2006, between Metropolitan Life Insurance Company and the Registrant (incorporated by reference to Exhibit 10.15 in the Registrant's Form 10-Q for the quarter ended December 2, 2006)
10.13	Loan Agreement, dated as of November 12, 2009, between the Registrant and Metropolitan Life Insurance Company (incorporated by reference to Exhibit 10.3(e) in the Registrant's Form 8-K, filed November 17, 2009)
21	Subsidiaries of the Registrant
23.1	Consent of FROST, PLLC
31.1	Rule 13a-14(a) Certification of Chief Executive Officer
31.2	Rule 13a-14(a) Certification of Chief Financial Officer
32	Section 1350 Certifications of the Chief Executive Officer and the Chief Financial Officer++

\+ Management contract or compensatory plan or arrangement.

++ Furnished, not filed.

The Company agrees to file with the Securities and Exchange Commission, upon request, copies of any instrument defining the rights of the holders of its consolidated long-term debt.

(c) Financial Statement Schedules Required by Regulation S-X

The financial statement schedule required by Regulation S-X is filed at page 63. All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Jackson, Mississippi, on this 3rd day of August 2011.

CAL-MAINE FOODS, INC.

/s/ Adolphus B. Baker
Adolphus B. Baker
President and Chief
Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ Fred R. Adams, Jr. Fred R. Adams, Jr.	Chairman of the Board	August 3, 2011
/s/ Adolphus B. Baker Adolphus B. Baker	President, Chief Executive Officer and Director (Principal Executive Officer)	August 3, 2011
/s/ Timothy A. Dawson Timothy A. Dawson	Vice President, Chief Financial Officer and Director (Principal Financial Officer)	August 3, 2011
/s/ Charles F. Collins Charles F. Collins	Vice President, Controller (Principal Accounting Officer)	August 3, 2011
/s/ Letitia C. Hughes Letitia C. Hughes	Director	August 3, 2011
/s/ James E. Poole James E. Poole	Director	August 3, 2011
/s/ Steve W. Sanders Steve W. Sanders	Director	August 3, 2011

CAL-MAINE FOODS, INC.
Form 10-K for the fiscal year
Ended May 28, 2011
EXHIBIT INDEX

Exhibit Number	Exhibit
21	Subsidiaries of Cal-Maine Foods, Inc.
23.1	Consent of FROST, PLLC
31.1	Rule 13a-14(a) Certification of The Chief Executive Officer
31.2	Rule 13a-14(a) Certification of The Chief Financial Officer
32	Section 1350 Certifications of The Chief Executive Officer and Chief Financial Officer (furnished, not filed)

Exhibit 21

Subsidiaries of Cal-Maine Foods, Inc.

Name of Subsidiary	Place of Incorporation or Organization	Percentage of Outstanding Stock or Ownership Interest Held by Registrant
Cal-Maine Farms, Inc.	Delaware	100%
Southern Equipment Distributors, Inc.	Mississippi	100%
South Texas Applicators, Inc.	Delaware	100%
CMF of Kansas, LLC	Delaware	(1)
American Egg Products, Inc.	Georgia	99.5%
Texas Egg Products, LLC	Texas	36.7%
Benton County Foods, LLC	Arkansas	100%

---

(1) Limited liability company of which Cal-Maine Foods, Inc. and Cal-Maine Farms, Inc. are members and have 99% and 1% interests, respectively.

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-20169) pertaining to the Cal-Maine Foods, Inc. 1993 Stock Option Plan, the Registration Statement (Form S-8 No. 333-39940) pertaining to the Cal-Maine Foods, Inc. 1999 Stock Option Plan, and the Registration Statement (Form S-8 No. 333-130832) of Cal-Maine Foods, Inc. pertaining to the Cal-Maine Foods, Inc. Incentive Stock Option Plan and to the Cal-Maine Foods, Inc. Stock Appreciation Rights Plan of our report dated August 3, 2011, with respect to the consolidated financial statements, financial statement schedule of Cal-Maine Foods, Inc. and Subsidiaries, and the effectiveness of internal control over financial reporting included in the Annual Report (Form 10-K) for the year ended May 28, 2011.

/S/ FROST, PLLC

Little Rock, Arkansas
August 3, 2011

Exhibit 31.1

Certification
Pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, As Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Adolphus B. Baker, certify that:

1. I have reviewed this Annual Report on Form 10-K of Cal-Maine Foods, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Adolphus B. Baker
Adolphus B. Baker.
President and Chief Executive Officer

Date : August 3, 2011

Exhibit 31.2

Certification
Pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934,
As Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Timothy A. Dawson, certify that:

1. I have reviewed this Annual Report on Form 10-K of Cal-Maine Foods, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Timothy A. Dawson
Timothy A. Dawson
Vice President and Chief Financial Officer

Date: August 3, 2011

Exhibit 32

Certifications Pursuant to 18 U.S.C. §1350,
As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Solely for the purposes of complying with 18 U.S.C. §1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, we, the undersigned Chief Executive Officer and Chief Financial Officer of Cal-Maine Foods, Inc. (the "Company"), hereby certify, based on our knowledge, that the Annual Report on Form 10-K of the Company for the fiscal year ended May 28, 2011 (the "Report") fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Adolphus B. Baker
Adolphus B. Baker
President and Chief Executive Officer

/s/ Timothy A. Dawson
Timothy A. Dawson
Chief Financial Officer

Date: August 3, 2011

CORPORATE INFORMATION

Corporate Information

Cal-Maine Foods, Inc.
3320 Woodrow Wilson Drive
Post Office Box 2960
Jackson, Mississippi 39207
(601) 948-6813
www.calmainefoods.com

Transfer Agent

Computershare Investor Services
P.O. Box 43078
Providence, Rhode Island 02940-3078
800-568-3476

Independent Registered Public Accounting Firm

Frost, PLLC
425 West Capitol, Suite 3300
Little Rock, Arkansas 72201

Annual Meeting

10:00 a.m. Central Time
September 30, 2011
Cal-Maine Corporate Offices
3320 Woodrow Wilson Drive
Jackson, Mississippi

Form 10-K

The Form 10-K, including the financial statements and schedules thereto, for the year ended May 28, 2011, as well as other information about Cal-Maine Foods, Inc. may be obtained without charge by writing to Ms. Delores McMillin, Investor Relations, at the Company's corporate offices.

CAL-MAINE FOODS, INC.
3320 Woodrow Wilson Drive
Post Office Box 2960
Jackson, Mississippi 39207
(601) 948-6813
www.calmainefoods.com